UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month February 2013

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  .                              .

Grifols, S.A.

Item		Sequential Page Number

1.	Consolidated Annual Accounts for the year ended December 31, 2012.	1
2.	2012 Second Half Report.	1
3.	Press release, dated February 28, 2013.	1

2

Grifols, S.A. and
subsidiaries

Consolidated Annual Accounts

31 December 2012

Consolidated Directors’ Report
2012

(With Consolidated Auditors’ Report Thereon)

(Free translation from the original in
Spanish. In the event of discrepancy,
the Spanish-language version
prevails.)

KPMG Auditores, S.L. Torre Realia Plaça d’Europa, 41 08908 L’Hospitalet de Llobregat Barcelona

Auditors’ Report on the Consolidated Annual Accounts

(Translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.)

To the Shareholders of

Grifols, S.A.

We have audited the consolidated annual accounts of Grifols, S.A. (the “Company”) and subsidiaries (the “Group”), which comprise the consolidated balance sheet at 31 December 2012, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated statement of cash flows for the year then ended and the notes thereto. As specified in note 2, the Company’s directors are responsible for the preparation of the consolidated annual accounts in accordance with International Financial Reporting Standards as adopted by the European Union, and other provisions of the financial information reporting framework applicable to the Group. Our responsibility is to express an opinion on the consolidated annual accounts taken as a whole, based on our audit, which was conducted in accordance with prevailing legislation regulating the audit of accounts in Spain, which requires examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated annual accounts and evaluating whether their overall presentation, the accounting principles and criteria used and the accounting estimates made comply with the applicable legislation governing financial information.

In our opinion, the accompanying consolidated annual accounts for 2012 present fairly, in all material respects, the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2012 and the consolidated results of their operations and consolidated cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union, and other provisions of the applicable financial information reporting framework.

The accompanying consolidated directors’ report for 2012 contains such explanations as the Directors of Grifols, S.A. consider relevant to the situation of the Group, the evolution of its business and other matters, and is not an integral part of the consolidated annual accounts. We have verified that the accounting information contained therein is consistent with that disclosed in the consolidated annual accounts for 2012. Our work as auditors is limited to the verification of the consolidated directors’ report within the scope described in this paragraph and does not include a review of information other than that obtained from the accounting records of Grifols, S.A. and subsidiaries.

KPMG Auditores, S.L.

(Signed on the original in Spanish)

Bernardo Rücker-Embden

22 February 2013

KPMG Auditores S.L., a limited liability Spanish company, is a subsidiary of KPMG Europe LLP and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity

Reg. Mer Madrid, T. 11.961, F.90,

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Annual Accounts

31 December 2012 and 2011

CONTENTS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•                              Consolidated financial statements

•	Consolidated Balance Sheets
•	Consolidated Income Statements
•	Consolidated Statements of Comprehensive Income
•	Consolidated Statements of Cash Flows
•	Statement of Changes in Consolidated Equity

•                              Notes

(1)	Nature, Principal Activities and Subsidiaries
(2)	Basis of Presentation
(3)	Business combinations
(4)	Significant Accounting Policies
(5)	Financial Risk Management Policy
(6)	Segment Reporting
(7)	Goodwill
(8)	Other intangible assets
(9)	Property, plant and equipment
(10)	Equity-accounted investees
(11)	Non-Current Financial Assets
(12)	Inventories
(13)	Trade and other receivables
(14)	Other Current Financial Assets
(15)	Other current assets
(16)	Cash and cash equivalents
(17)	Equity
(18)	Earnings per Share
(19)	Non-controlling interests
(20)	Grants
(21)	Provisions
(22)	Financial liabilities
(23)	Trade and Other Payables
(24)	Other Current Liabilities
(25)	Revenues
(26)	Personnel expenses
(27)	Expenses by Nature
(28)	Finance Income and Expense
(29)	Taxation
(30)	Operating leases
(31)	Other Commitments with Third Parties and Other Contingent Liabilities
(32)	Financial instruments

I

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Annual Accounts

31 December 2012 and 2011

CONTENTS

Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(33)	Balances and Transactions with Related Parties
(34)	Environment
(35)	Other Information
(36)	Events after the Reporting Period

•                  Appendices

•	Appendix I Information on Group Companies, Associates and Others
•	Appendix II Operating Segments
•	Appendix III Movement in Other Intangible Assets
•	Appendix IV Movement in Property, Plant and Equipment
•	Appendix V Breakdown of non-current debt with financial institutions

II

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

at 31 December 2012 and 2011

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Assets	31/12/12	31/12/11

Non-current assets
Intangible assets
Goodwill (note 7)	1,869,899	1,895,101
Other intangible assets (note 8)	969,095	1,008,307
Total intangible assets	2,838,994	2,903,408
Property, plant and equipment (note 9)	810,107	775,869
Investments in equity accounted investees (note 10)	2,566	1,001
Non-current financial assets (note 11)	16,526	12,401
Deferred tax assets (notes 2(a) and 29)	24,717	18,106
Total non-current assets	3,692,910	3,710,785

Current assets
Inventories (note 12)	998,644	1,030,341
Trade and other receivables
Trade receivables	366,022	408,263
Other receivables	43,833	108,616
Current income tax assets	37,318	15,110
Trade and other receivables (note 13)	447,173	531,989
Other current financial assets (note 14)	460	16,904
Other current assets (note 15)	14,960	9,395
Cash and cash equivalents (note 16)	473,327	340,586
Total current assets	1,934,564	1,929,215

Total assets	5,627,474	5,640,000

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Balance Sheets

at 31 December 2012 and 2011

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Equity and liabilities	31/12/12	31/12/11

Equity
Share capital	117,882	117,882
Share premium	890,355	890,355
Reserves
Accumulated gains	571,268	518,775
Other reserves	48,876	49,499
Total reserves	620,144	568,274
Treasury stock	(3,060)	(1,927)
Profit for the year attributable to the Parent	256,686	50,307
Total equity	1,882,007	1,624,891
Cash flow hedges	(33,036)	(21,184)
Translation differences	27,797	58,800
Other comprehensive income	(5,239)	37,616
Equity attributable to the Parent (note 17)	1,876,768	1,662,507
Non-controlling interests (note 19)	3,973	2,487

Total equity	1,880,741	1,664,994

Liabilities
Non-current liabilities
Grants (note 20)	5,855	1,366
Provisions (note 21)	3,348	11,052
Non-current financial liabilities
Loans and borrowings, bonds and other marketable securities	2,585,988	2,809,225
Other financial liabilities	104,831	136,563
Total non-current financial liabilities (note 22)	2,690,819	2,945,788
Deferred tax liabilities (notes 2 (a) and 29)	453,846	370,723
Total non-current liabilities	3,153,868	3,328,929

Current liabilities
Provisions (note 21)	55,139	81,112

Current financial liabilities
Loans and borrowings, bonds and other marketable securities	189,335	147,789
Other financial liabilities	6,243	14,507
Total current financial liabilities (note 22)	195,578	162,296
Debts with associates (note 33)	2,668	2,435
Trade and other payables
Suppliers	228,405	280,722
Other payables	27,357	27,335
Current income tax liabilities	5,679	4,691
Total trade and other payables (note 23)	261,441	312,748
Other current liabilities (note 24)	78,039	87,486
Total current liabilities	592,865	646,077

Total liabilities	3,746,733	3,975,006

Total equity and liabilities	5,627,474	5,640,000

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Income Statements

for the years ended 31 December 2012 and 2011

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/12	31/12/11
		(restated) *
Continuing Operations
Net revenue (note 25)	2,620,944	1,795,613
Cost of sales	(1,291,345)	(968,133)
Gross Profit	1,329,599	827,480
Research and Development	(124,443)	(89,360)
Selling, General and Administration expenses	(545,072)	(459,259)
Operating Expenses	(669,515)	(548,619)
Operating Results	660,084	278,861
Finance income	1,677	5,761
Finance costs	(284,117)	(200,562)
Change in fair value of financial instruments	13,013	1,279
Impairment and gains/(losses) on disposal of financial instruments	2,107	(805)
Exchange losses	(3,409)	(3,447)

Finance cost (note 28)	(270,729)	(197,774)
Share of losses of equity accounted investees (note 10)	(1,407)	(1,064)
Profit before income tax from continuing operations	387,948	80,023
Income tax expense (note 29)	(132,571)	(29,795)
Profit after income tax from continuing operations	255,377	50,228
Consolidated profit for the year	255,377	50,228
Profit attributable to the Parent	256,686	50,307
Loss attributable to non-controlling interest (note 19)	(1,309)	(79)

Basic earnings per share (Euros) (see note 18)	0.75	0.16
Diluted earnings per share (Euros) (see note 18)	0.75	0.16

* See note 2

The accompanying notes form an integral part of the consolidated annual accounts

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

for the years ended 31 December 2012 and 2011

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/12	31/12/11

Consolidated profit for the year	255,377	50,228

Income and expenses generated during the year

Cash flow hedges (note 17 (g) and 32)	(15,956)	(21,184)
Cash flow hedges	(25,140)	(33,871)
Tax effect	9,184	12,687

Translation differences	(31,016)	109,607

Income and expenses generated during the year	(46,972)	88,423
Income and expense recognised in the income statement:

Cash flow hedges (note 17 (g) and 32)	4,104	1,751
Cash flow hedges	6,300	2,870
Tax effect	(2,196)	(1,119)

Income and expense recognised in the income statement:	4,104	1,751

Total comprehensive income for the year	212,509	140,402

Total comprehensive income attributable to the Parent	213,831	140,407

Total comprehensive expense attributable to non-controlling interests	(1,322)	(5)

Total comprehensive income for the year	212,509	140,402

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended 31 December 2012 and 2011

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	31/12/12	31/12/11

Cash flows from operating activities

Profit before tax	387,948	80,023
Adjustments for:	400,950	313,915
Amortisation and depreciation (note 27)	129,126	90,639
Other adjustments:	271,824	223,276
Profit on equity accounted investments (note 10)	1,407	1,064
Exchange gains	3,409	3,447
Impairment of assets and net provision charges	8,104	23,806
Profit on disposal of fixed assets	12,542	19,366
Government grants taken to income (note 20)	(930)	(1,304)
Finance costs / income	258,060	180,567
Other adjustments	(10,768)	(3,670)
Change in operating assets and liabilities	(43,617)	(51,279)
Change in inventories	14,509	6,909
Change in trade and other receivables	44,258	(54,142)
Change in current financial assets and other current assets	(5,645)	9,321
Change in current trade and other payables	(96,739)	(13,367)
Other cash flows used in operating activities	(238,163)	(122,431)
Interest paid	(180,539)	(139,883)
Interest recovered	2,923	3,582
Income tax received/(paid)	(60,547)	13,870
Net cash from operating activities	507,118	220,228

Cash flows from investing activities

Payments for investments	(177,195)	(1,784,464)

Group companies and business units (notes 3 and 2 (c))	(11,067)	(1,624,869)
Property, plant and equipment and intangible assets	(166,128)	(159,899)
Property, plant and equipment	(146,028)	(137,200)
Intangible assets	(20,100)	(22,699)
Other financial assets	0	304
Proceeds from the sale of investments	112,760	165,738
Property, plant and equipment	79,896	160,266
Associates	1,883	5,472
Other financial assets	30,981	0
Net cash used in investing activities	(64,435)	(1,618,726)

Cash flows from financing activities

Proceeds from and payments for equity instruments	(9)	(2,830)
Issue	0	(2,830)
Payments for treasury stock (note 17 (e))	(5,194)	0
Sales of treasury stock	5,185	0
Proceeds from and payments for financial liability instruments	(255,569)	1,762,550
Issue	25,727	2,994,741
Redemption and repayment	(281,296)	(1,232,191)
Dividends and interest on other equity instruments paid	0	0
Other cash flows used in financing activities	(49,752)	(284,748)
Financing costs included on the amortized costs of the debt	(43,752)	(285,088)
Other amounts paid /(received) from financing activities	(6,000)	340
Net cash from/(used in) financing activities	(305,330)	1,474,972
Effect of exchange rate fluctuations on cash	(4,612)	24,463
Net increase in cash and cash equivalents	132,741	100,937
Cash and cash equivalents at beginning of the year	340,586	239,649
Cash and cash equivalents at end of year	473,327	340,586

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity

for the years ended 31 December 2012 and 2011

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Attributable to equity holders of the Parent
								Equity
				Profit attributable		Other comprehensive income		attributable
	Share	Share		to	Treasury	Translation	Cash flow	to	Non-controlling
	capital	premium	Reserves	Parent	stock	differences	hedges	Parent	interests	Equity

Balances at 31 December 2010	106,532	121,802	403,604	115,513	(1,927)	(50,733)	(1,751)	693,040	14,350	707,390

Translation differences	—	—	—	—	—	109,533	—	109,533	74	109,607

Cash flow hedges	—	—	—	—	—	—	(19,433)	(19,433)	—	(19,433)

Other comprehensive income/(expense) for the year	0	0	0	0	0	109,533	(19,433)	90,100	74	90,174

Profit/(loss) for the year	—	—	—	50,307	—	—	—	50,307	(79)	50,228

Total comprehensive income/(expense) for the year	0	0	0	50,307	0	109,533	(19,433)	140,407	(5)	140,402

Capital increase June 2011	8,382	768,553	(2,514)	—	—	—	—	774,421	—	774,421

Capital increase December 2011	2,968	—	(3,325)	—	—	—	—	(357)	—	(357)

Other changes	—	—	52,828	—	—	—	—	52,828	(213)	52,615

Acquisition of Non-controlling interests	—	—	2,168	—	—	—	—	2,168	(11,645)	(9,477)

Distribution of 2010 profit
Reserves	—	—	115,513	(115,513)	—	—	—	0	—	0

Operations with equity holders or owners	11,350	768,553	164,670	(115,513)	0	0	0	829,060	(11,858)	817,202

Balance at 31 December 2011	117,882	890,355	568,274	50,307	(1,927)	58,800	(21,184)	1,662,507	2,487	1,664,994

Translation differences	—	—	—	—	—	(31,003)	—	(31,003)	(13)	(31,016)

Cash flow hedges (note 17 (g))	—	—	—	—	—	—	(11,852)	(11,852)	—	(11,852)

Other comprehensive income/(expense) for the year	0	0	0	0	0	(31,003)	(11,852)	(42,855)	(13)	(42,868)

Profit/(loss) for the year	—	—	—	256,686	—	—	—	256,686	(1,309)	255,377

Total comprehensive income/(expense) for the year	0	0	0	256,686	0	(31,003)	(11,852)	213,831	(1,322)	212,509

Other movements	—	—	1,563	—	(1,133)	—	—	430	(59)	371

Acquisition of non-controlling interest (note 3(a))	—	—	—	—	—	—	—	0	2,867	2,867

Distribution of 2011 profit
Reserves	—	—	50,307	(50,307)	—	—	—	0	0	0

Operations with equity holders or owners	0	0	51,870	(50,307)	(1,133)	0	0	430	2,808	3,238

Balance at 31 December 2012	117,882	890,355	620,144	256,686	(3,060)	27,797	(33,036)	1,876,768	3,973	1,880,741

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(1)         Nature, Principal Activities and Subsidiaries

(a)       Grifols, S.A.

Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Barcelona. The Company’s statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. The Company’s principal activity consists of rendering administrative, management and control services to its subsidiaries.

On 17 May 2006 the Company completed its flotation on the Spanish stock market, which was conducted through the public offering of 71,000,000 ordinary shares of Euros 0.50 par value each and a share premium of Euros 3.90 per share. The total capital increase (including the share premium) amounted to Euros 312.4 million, equivalent to a price of Euros 4.40 per share.

The Company’s shares were floated on the Spanish stock exchange IBEX-35 index on 2 January 2008.

On 25 January 2011 and 2 December 2011, the shareholders of Grifols agreed to increase share capital by issuing 83,811,688 new shares without voting rights (Class B shares) to complete the acquisition of Talecris Biotherapeutics Holdings Corp. (see note 3 (c) and 17) and 29,687,658 new shares without voting rights to remunerate the shareholders (see note 17).

On 4 December 2012, the shareholders of Grifols approved a share capital increase through the issue of 16,328,212 new class B shares without voting rights and with a charge to voluntary reserves. This issue was raised in public deed on 4 January 2013 and the shares were traded on the four Spanish stock exchanges and the Spanish Automated Quotation System on 14 January 2013 (see note 36).

All of the Company’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao stock exchanges and on the electronic stock market. On 2 June 2011, Class B shares with no voting rights were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market) (see note 17).

In November 2011 the Company registered its High-Yield Senior Unsecured Corporate Bonds at the Securities Exchange Commission (SEC) (see note 22).

Grifols, S.A. is the Parent of the subsidiaries listed in Appendix I of this note to the consolidated annual accounts.

Grifols, S.A. and subsidiaries (hereinafter the Group) act on an integrated basis and under common management and their principal activity is the procurement, manufacture, preparation and sale of therapeutic products, especially haemoderivatives.

The main factory locations of the Group’s Spanish companies are in Barcelona, Parets del Vallès (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles, (California, USA), Clayton (North Carolina, USA) and Melville (New York, USA).

(2)         Basis of Presentation

The consolidated annual accounts have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The consolidated annual accounts for 2012 have been prepared under International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and other legislative provisions contained in the applicable legislation governing financial information to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries at 31 December 2012, as well as the consolidated results from their operations and consolidated cash flows for the year then ended.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Group adopted EU-IFRS for the first time on 1 January 2004.

The directors of the Company consider that the consolidated annual accounts for 2012 authorised for issue on 21 February 2013 will be approved with no changes.

(a)                     Comparison of information

The consolidated annual accounts for 2012 present for comparative purposes for each individual caption in the consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income, consolidated statement of cash flows, consolidated statement of changes in equity and consolidated notes, comparative figures for the previous year, which have been obtained through consistent application of EU-IFRS.

Changes to the presentation of the consolidated income statement

In 2012 the Group has decided to change the presentation of the consolidated income statement to functions instead of by nature, as it considers that this will enable a better understanding of the profitability of the business. Consequently, comparative data for 2011 has also been modified.

Amendments to the comparative consolidated balance sheet

In 2011 Deferred Tax Assets and Deferred Tax Liabilities were not offset where the Group was legally entitled by the taxation authorities to do so. The Group considers that the effect was not material in the context of the consolidated annual accounts as a whole and has therefore reclassified these comparatives. Previously reported amounts for each line corrected are Euros 185,824 thousand for Deferred Tax Asset and Euros 538,441 thousand for Deferred Tax Liabilities.

Acquisition of Talecris Group in 2011

As explained in note 3 (c), on 2 June 2011 the Group acquired a 100% interest in the US company Talecris Biotherapeutics Holdings Corp. Therefore, the information for the year ended 31 December 2011 includes 7 months of activity of the Talecris companies.

(b)                     Relevant accounting estimates, assumptions and judgements used when applying accounting principles

The preparation of the consolidated annual accounts in conformity with EU-IFRS requires management to make judgements, estimates and assumptions that affect the application of Group accounting policies. A summary of the items requiring a greater degree of judgement or complexity, or where the assumptions and estimates made are significant to the preparation of the consolidated annual accounts are as follows:

•            The assumptions used for calculation of the fair value of financial instruments (see note 4 (k)).

•            The assumptions used to test non-current assets and goodwill for impairment (see notes 4(i) and 7).

•            Useful lives of property, plant and equipment and intangible assets (see notes 4(g) and 4(h)).

•            Evaluation of the capitalisation of development costs (see note 4(h)).

•            Evaluation of provisions and contingencies (see note 4(r)).

•            Evaluation of the recoverability of receivables from public entities (see note 5 and 32).

•            Evaluation of the effectiveness of hedging derivatives (see note 17 (g)).

•            Evaluation of the nature of leases (operating or finance) (see note 4(j) and note 9(c)).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•            Assumptions used to determine the fair value of assets, liabilities and contingent liabilities related to the business combinations (see note 3).

•            Evaluation of the recoverability of tax credits including tax loss carryforwards and rights for deductions (note 29)

(c)                      Consolidation

Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2012 and 2011, as well as the consolidation method used in each case for preparation of the accompanying consolidated annual accounts.

Subsidiaries in which the Company directly or indirectly owns the majority of equity or voting rights have been fully consolidated. Associates in which the Company owns between 20% and 50% of share capital and has no power to govern the financial or operating policies of these companies have been accounted for under the equity method.

Although the Group holds 30% of the shares with voting rights of Grifols Malaysia Sdn Bhd, it controls the majority of the profit-sharing and voting rights of Grifols Malaysia Sdn Bhd through a contract with the other shareholder and a pledge on its shares.

Grifols (Thailand) Ltd. has two classes of shares and it grants the majority of voting rights to the class of shares held by the Group.

On 9 March 2010 one of the Group companies acquired 51% of Nanotherapix, S.L., a technologically based company which engages in advisory services, training of researchers, design and development of technologies, services, know-how, molecules and products applied to biotechnology, biomedicine and pharmaceutical fields. The acquisition of Nanotherapix, S.L. has been treated as an equity-accounted joint venture, as the company’s strategic and operational decisions require shareholder approval and Grifols does not avail of the majority of the members of the board of directors.

On 29 February 2012 and in relation to the strategic R&D priorities of the Group, Grifols acquired 51% of the capital of Araclón Biotech, S.L. for a total of Euros 8,259 thousand (see note 3 (a)).

During the first half of 2012, Grifols has incorporated a new company, under the name Gri-Cei, S/A Produtos para transfusão with the Brazilian company CEI Comercio Exportação e Importação de Materiais Médicos, Ltda in which Grifols owns 60% of shares and has the control of the company. Gri-Cei was established in order to manufacture bags for extraction, separation, conservation and transfusion of blood components in Brazil.

During the third quarter of 2012 all of the Australian companies have been wound up, with the exception of Grifols Australia Pty Ltd. The assets and liabilities of these companies have been integrated into Grifols Australia Pty. Ltd.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

On 6 July 2012, the companies of the Gri-Cel, S.A. Group, which is the affiliate that centralises the Company’s investments in R&D companies and projects in fields of medicine other than its core business, acquired 40% of the capital of VCN Bioscience, S.L. for a total of Euros 1,500 thousand. This investment has been accounted for using the equity method. VCN Bioscience, S.L. is specialised in the research and development of new therapeutic approaches for tumours based on the use of oncologic viruses. Grifols has committed under certain conditions to finance VCN Bioscience, S.L.’s on-going projects for a minimum amount of Euros 5 million and it can result in Grifols’ increasing its share in the capital of VCN Bioscience, S.L.

(d)                     Amendments to EU-IFRS in 2012

The following standards came into effect in 2012 and have therefore been taken into account when drawing up the consolidated annual accounts:

•                 Amendment to IFRS 7 Financial Instruments: Disclosures — Transfers of Financial Assets (effective date for annual periods beginning on or after 1 July 2011).

The European Union has adopted the following standards which are mandatory for annual periods beginning on or after 1 July 2012 and which the Group will take into consideration as of 1 January 2013 or subsequently:

•                 Amendment to IAS 12 Deferred Tax: Recovery of Underlying Assets (effective date for annual periods beginning on or after 1 January 2013).

•                 Amendments to IAS 1 Presentation of Components of Other Comprehensive Income. Effective for annual periods beginning on or after 1 July 2012.

•                 IAS 19 Employee Benefits. Effective for annual periods beginning on or after 1 January 2013.

•                 IFRS 10 Consolidated Financial Statements. Effective for annual periods beginning on or after 1 January 2014.

•                 IFRS 11 Joint Arrangements. Effective for annual periods beginning on or after 1 January 2014.

•                 IFRS 12 Disclosures of Interests in Other Entities. Effective for annual periods beginning on or after 1 January 2014.

•                 IFRS 13 Fair Value Measurement. Effective for annual periods beginning on or after 1 January 2013.

•                 IAS 27 Consolidated and Separate Financial Statements. Effective for annual periods beginning on or after 1 January 2014.

•                  IAS 28 Investments in Associates and Joint Ventures. Effective for annual periods beginning on or after 1 January 2014.

•                  IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. Effective for annual periods beginning on or after 1 January 2013.

•                  IFRS 7 Financial Instruments: Disclosures: Amendments to Disclosures on Offsetting Financial Assets and Financial Liabilities. Effective for annual periods beginning on or after 1 January 2013.

•                  IAS 32 Financial Instruments: Presentation: Amendments to Offsetting Financial Assets and Financial Liabilities. Effective for annual periods beginning on or after 1 January 2014.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Group has not applied any of the standards or interpretations issued and adopted by the EU prior to their effective date. The Company’s directors do not expect that any of the above amendments will have a significant effect on the consolidated annual accounts.

The standards issued by the IASB and pending adoption by the European Union and which are mandatory for annual periods beginning on or after 1 January 2013 are as follows:

•                 Amendments to IFRS 1 Government Loans (effective date 1 January 2013).

•                 Improvements to IFRSs (2009-2011) issued on 17 May 2012 (effective on 1 January 2013).

•                  Consolidated financial statements, joint arrangements and disclosure of interests in other entities: Transition guidance (issued on 28 June 2012). Improvements to IFRSs 10, 11 and 12. Effective on 1 January 2013.

•                 Investment Entities. Amendments to IFRSs 10 and 12 and IAS 27 (issued on 31 October 2012). Effective on 1 January 2014.

•                  IFRS 9 Financial Instruments. Effective for annual periods beginning on or after 1 January 2015.

At the date of issue of these consolidated annual accounts it is not expected that the standards or interpretations published by the International Accounting Standards Board (IASB), pending adoption by the European Union, will have a significant effect on the Group’s consolidated annual accounts.

(3)         Business Combinations

2012

(a)         Araclón Biotech, S.L.

On 29 February 2012 and in relation to the Group’s strategic R&D priorities, Grifols acquired 51% of the capital of Araclón Biotech, S.L. for a total of Euros 8,259 thousand.

Araclón Biotech, S.L. was founded as a spin-off from the University of Zaragoza in 2004. Its main areas of research focus on the validation and marketing of a blood diagnosis kit for Alzheimer’s and the development of an effective immunotherapy (vaccine) for this disease.

The operation was carried out by the investment vehicle, Gri-Cel, S.A., that centralizes the Group’s investments in R&D projects in fields of medicine other than its core business, such as advanced therapies.

Grifols has committed under certain conditions to finance Araclon Biotech, S.L.’s on-going projects for the next five years. The total amount is expected not be higher than Euros 25 million and it will result in Grifols, S.A. increasing its share in the capital of Araclón Biotech, S.L.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date (or the amount by which the business combination cost exceeds the fair value of the net assets acquired) are provided below:

Thousands of Euros

Payment in cash	8,259

Total business combination cost	8,259

Fair value of net assets acquired (Euros 4,448 thousand x 51%)	2,259

Goodwill (note 7)	6,000

Payment in cash	8,259
Cash and other liquid cash equivalents of the acquired company	(2,089)

Net cash flow paid for the acquisition	6,170

Goodwill generated in the acquisition is attributed to the workforce and other synergies related to the R&D activity and tax deductions and unrecognised tax losses. This goodwill is allocated to the Diagnostic segment.

Had the acquisition taken place at 1 January 2012, the Group’s revenues and consolidated profit for the year ended 31 December 2012 would not have varied significantly.

At the date of acquisition the amounts of recognised assets, liabilities and contingent liabilities are as follows:

	Fair value	Carrying amount
	Thousands of Euros	Thousands of Euros

Intangible assets (note 8)	12,525	1,365
Property, plant and equipment (note 9)	668	668
Non-current financial assets	600	600
Trade and other receivables	142	142
Cash and other liquid cash equivalents	2,089	2,089

Total assets	16,024	4,864

Non-current financial liabilities	3,932	3,932
Deferred tax liabilities (note 29)	138	138
Current financial liabilities	6,770	6,770
Trade and other payables	736	736

Total liabilities and contingent liabilities	11,576	11,576

Total net assets acquired	4,448	(6,712)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b)    Plasma centres

On 22 October 2012 the Group acquired three plasma donation centres from the Canadian biopharmaceutical company Cangene Corporation. These plasma centres are located in Frederick, MD, Altamonte Springs, FL and Van Nuys, CA. (USA).

Aggregate details of the combination cost, fair value of the net assets acquired and goodwill at the acquisition date (or surplus net assets acquired over the combination cost) are as follows:

Thousands of Euros

Payment in cash	1,925

Total business combination cost	1,925

Fair value of net assets acquired	1,133

Goodwill (note 7)	792

The fair value of net asset acquired includes property, plant and equipment amounting to Euros 1,054 thousand (see note 9).

Goodwill is allocated to the Bioscience segment.

Had the acquisition taken place at 1 January 2012, the Group’s revenue and consolidated profit for the year ended 31 December 2012 would not have varied significantly.

2011

(c)          Talecris Biotherapeutics Holdings Corp. and subsidiaries

On 2 June 2011, the Group acquired 100% of the share capital of the US company Talecris Biotherapeutics Holdings Corp.  (hereinafter Talecris), which also specialises in the production of plasma-derived biological medicines, for a total of Euros 2,593 million (US Dollars 3,737 million).

The operation was performed through a combined offer of cash and new Grifols shares with no voting rights (hereinafter Class B shares) (see note 17).

The offer was made in relation to all Talecris shares and the price offered per share amounts to US Dollars 19 in cash (total of US Dollars 2,541 million) and 0.641 Class B shares in Grifols for each share in circulation of Talecris LLC. and the directors of Talecris and 0.6485 Grifols shares with no voting rights for each share in circulation of Talecris (total of US Dollars 1,196 million).

On 2 May 2011, the Group signed a Consent Agreement with the staff of the Bureau of Competition of the US Federal Trade Commission (FTC) to establish the terms of the agreement for the merger between the two companies.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In order to fulfil the terms of the Consent Agreement, the Group signed agreements for the sale of assets and entered into certain trade agreements for rentals and manufacture with the Italian company Kedrion for periods of up to seven years. These agreements have been implemented in 2011 and 2012.

The agreements refer to the following areas:

•    Kedrion and Grifols enter into a manufacturing agreement to fractionate and purify Kedrion’s plasma to deliver IVIG and Albumin under Kedrion’s own brand name and Factor VIII under the trade name Koate, all of them for sale only in the US.

•    Grifols undertakes to sell its Melville fractionation facility to Kedrion. Grifols will manage the facility during a three-year period under a long-term lease agreement with Kedrion, renewable for an additional year on Grifol’s request.

•    Grifols transfers the technology and sales agreements for Koate (Factor VIII) in the USA to Kedrion. Grifols will produce this product for Kedrion during a seven-year period.

•    Grifols undertakes to sell to Kedrion two plasma collection centres.  In addition, Grifols undertakes to sell to Kedrion 200,000 litres of plasma at a fixed price.

•    Grifols authorises Kedrion to sell IVIG and Albumin produced by Grifols for Kedrion on the US market.

As required by the Consent Agreement, Grifols implemented the terms contained therein within a ten-day period following the acquisition date.

Details of the aggregate business combination cost, the fair value of the net assets acquired and goodwill at the acquisition date are provided below:

	Thousands of Euros	Thousands of US Dollars

Business combination cost (measurement of class B shares)	829,799	1,195,574
Payment in cash (US Dollars 19 per share)	1,763,601	2,540,997

Total business combination cost	2,593,400	3,736,571

Fair value of net assets acquired	1,052,163	1,515,957

Goodwill (excess business combination cost as percentage of fair value of net assets acquired) (see note 7)	1,541,237	2,220,614

Payment in cash	1,763,601	2,540,996
Cash and other liquid cash equivalent of the acquired company	(149,693)	(215,678)

Cash flow paid for the acquisition	1,613,908	2,325,318

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At 2 June 2011 the Group did not have all the necessary information to determine the definitive fair value of intangible assets, liabilities and contingent liabilities acquired in the business combination. During the second quarter of 2012 the Group has obtained additional information on events and circumstances existing at the acquisition date which has enabled it to accurately finalise the allocation of assets and liabilities as detailed in the table above. The allocation of the purchase price is therefore definitive. Goodwill has increased by Euros 2,514 thousand (see note 7) due to a change in the valuation of inventories and the recognition of a current provision arising from an onerous contract, both of which are net of tax effect. Comparative data for 2011 has not been re-expressed, as changes are immaterial. Goodwill has been allocated to the Bioscience segment.

The fair value of Class B shares was determined by the average price of the first weeks of issue of the shares, as this period is considered to provide a reference for determining the fair value of the shares as they were first listed on 2 June 2011.

Total expenses incurred in the transaction amounted to Euros 61.3 million, of which a total of Euros 44.3 million related to expenses for 2011.

Goodwill generated in the acquisition is attributed to the synergies, workforce and other expected benefits from the business combination of the assets and activities of the Group.

The acquisition of Talecris consolidated the Group’s position as the third largest producer of plasma products in the world, significantly increasing its presence in the USA. The acquisition led to greater availability of products on the market due to increased plasma collection and fractionation capacity.

Had the acquisition taken place at 1 January 2011, the Group’s revenue would have increased by Euros 507,039 thousand and consolidated profit for the year, excluding non-recurring expenses such as those related to the transaction and stock option cancellation costs derived from the change of control, would have increased by Euros 74,705 thousand. The revenue and profit of Talecris between the acquisition date and 31 December 2011 amounted to Euros 750,484 thousand and Euros 133,075 thousand, respectively.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At the date of acquisition the amounts of recognised assets, liabilities and contingent liabilities are as follows:

	Fair value		Carrying amount
	Thousands of Euros	Thousands of Dollars	Thousands of Euros	Thousands of Dollars

Intangible assets (note 8)	846,504	1,219,643	21,122	30,432
Property, plant and equipment (note 9)	466,674	672,384	306,401	441,462
Non-current financial assets	1,466	2,112	1,466	2,112
Deferred tax assets	—	—	40,860	58,871
Assets held for sale	8,200	11,814	2,254	3,247
Inventories	449,049	646,989	490,976	707,398
Trade and other receivables	188,067	270,969	188,068	270,968
Other assets	2,364	3,406	2,364	3,406
Cash and cash equivalents	149,693	215,678	149,693	215,678

Total assets	2,112,017	3,042,995	1,203,204	1,733,574

Non-current provisions (note 21)	9,250	13,327	9,250	13,327
Non-current financial liabilities	6,289	9,061	6,289	9,061
Current financial liabilities	473,085	681,621	473,085	681,621
Current provisions (note 21)	68,738	99,038	31,180	44,924
Trade and other payables	152,844	220,218	152,844	220,218
Other current liabilities	48,533	69,927	43,510	62,689
Deferred tax liabilities	301,115	433,846	—	—

Total liabilities and contingent liabilities	1,059,854	1,527,038	716,158	1,031,840

Total net assets acquired	1,052,163	1,515,957	487,046	701,734

Fair values were determined using the following methods:

•                 Intangible assets: the fair value of intangible assets (primarily the currently marketed products) has been calculated based on “excess earnings” (income approach), whereby the asset is measured after deducting charges or rentals that must be settled to enable use of the remaining assets required to operate the intangible asset being measured.

•                 Property, plant and equipment: the fair value of property, plant and equipment has been determined using the “cost approach”, whereby the value of an asset is measured at the cost of rebuilding or replacing that asset with other similar assets.

•                 Inventories: the fair value of inventories has been determined using the “market approach”, by analysing similar transactions.

•                 Contingent liabilities: the fair value of contingent liabilities has been determined using the “income approach” based on forecast payments and a probability scenario.

(d)         Australian-Swiss Group

In August 2011, the Group acquired the remaining 51% of the share capital of Woolloomooloo Holdings Pty Ltd, the holding company of the Australian-Swiss group Lateral-Medion, of which it had acquired 49% of the share capital and 100% of the voting rights on 3 March 2009 and over which it had exercised control since that date. The acquisition of the remaining 51% of the share capital amounted to AUS Dollars 12.5 million (Euros 9.5 million). The difference between the amount paid and the non-controlling interest was recorded as a Euros 2.2 million increase in reserves.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(4)         Significant Accounting Principles

(a)        Subsidiaries

Subsidiaries are entities, including special purpose entities (SPE), over which the Group exercises control, either directly or indirectly, through subsidiaries. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control potential voting rights held by the Group or other entities that are exercisable or convertible at the end of each reporting period are considered.

Information on subsidiaries forming the consolidated Group is included in Appendix I.

The income, expenses and cash flows of subsidiaries are included in the consolidated annual accounts from the date of acquisition, which is when the Group takes control until the date that control ceases.

Intercompany balances and transactions and unrealised gains or losses are eliminated on consolidation.

The accounting policies of subsidiaries have been adapted to those of the Group for transactions and other events in similar circumstances.

The financial statements of consolidated subsidiaries have been prepared as of the same date and for the same reporting period as the financial statements of the Company.

(b)          Business combinations

On the date of transition to EU-IFRS, 1 January 2004, the Group applied the exception permitted under IFRS 1 “First-time adoption of International Financial Reporting Standards”, whereby only those business combinations performed as from 1 January 2004 have been recognised using the acquisition method. Entities acquired prior to that date were recognised in accordance with accounting prevailing at that time, taking into account the necessary corrections and adjustments at the transition date.

The Group applies the revised IFRS 3 “Business combinations” in transactions made subsequent to 1 January 2010.

The Group applies the acquisition method for business combinations.

The acquisition date is the date on which the Group obtains control of the acquiree.

Business combinations made subsequent to 1 January 2010

The consideration transferred in a business combination is determined at acquisition date and calculated as the sum of the fair values of the assets transferred, the liabilities incurred or assumed, the equity interests issued and any asset or liability contingent consideration depending on future events or the compliance of certain conditions in exchange for the control of the business acquired.

The consideration transferred excludes any payment that does not form part of the exchange for the acquired business. Acquisition-related costs are accounted for as expenses when incurred. Share increase costs are recognised as equity when the increase takes place and borrowing costs are deducted from the financial liability when it is recognised.

At the acquisition date the Group recognises at fair value the assets acquired and liabilities assumed. Liabilities assumed include contingent liabilities provided that they represent present obligations that arise from past events and their fair value can be measured reliably. The Group also recognises indemnification assets transferred by the seller at the same time and following the same measurement criteria as the item that is subject to indemnification from the acquired business taking into consideration, where applicable, the insolvency risk and any contractual limit on the indemnity amount.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

This criterion does not include non-current assets or disposable groups of assets which are classified as held for sale, long-term defined benefit employee benefit liabilities, share-based payment transactions, deferred tax assets and liabilities and intangible assets arising from the acquisition of previously transferred rights.

Assets and liabilities assumed are classified and designated for subsequent measurement in accordance with the contractual terms, economic conditions, operating or accounting policies and other factors that exist at the acquisition date, except for leases and insurance contracts.

The excess between the consideration transferred and the value of net assets acquired and liabilities assumed, less the value assigned to non-controlling interests, is recognised as goodwill. Where applicable, any shortfall, after evaluating the consideration transferred, the value assigned to non-controlling interests and the identification and measurement of net assets acquired, is recognised in profit and loss.

During 2011 the Talecris business combination could only be determined provisionally.

In these cases, net identifiable assets have initially been recognised at their provisional value, and any adjustments made during the measurement period have been recorded as if they had been known at that date. Where applicable, comparative figures for the prior year have been restated.  Adjustments to the provisional values only reflect information relating to events and circumstances existing at the acquisition date and which, had they been known, would have affected the amounts recognised at that date. Once this period has elapsed, adjustments are only made to initial values when errors must be corrected. Any potential benefits arising from tax losses and other deferred tax assets of the acquiree that have not been recorded as they did not qualify for recognition at the acquisition date, are accounted for as income tax revenue, provided the adjustments were not made during the measurement period.

The contingent consideration is classified in accordance with underlying contractual terms as a financial asset or financial liability, equity instrument or provision. Provided that subsequent changes to the fair value of a financial asset or financial liability do not relate to an adjustment of the measurement period, they are recognised in consolidated profit and loss or other comprehensive income. The contingent consideration classified, where applicable, as equity is not subject to subsequent change, with settlement being recognised in equity. The contingent consideration classified, where applicable, as a provision is recognised subsequently in accordance with the relevant measurement standard.

Business combinations made prior to 1 January 2010

The cost of the business combination is calculated as the sum of the acquisition-date fair values of the assets transferred, the liabilities incurred or assumed, and equity instruments issued by the Group, in exchange for control of the acquire, plus any costs directly attributable to the business combination. Any additional consideration contingent on future events or the fulfilment of certain conditions is included in the cost of the combination provided that it is probable that an outflow of resources embodying economic benefits will be required and the amount of the obligation can be reliably estimated. Subsequent recognition of contingent considerations or subsequent variations to contingent considerations is recognised as a prospective adjustment to the cost of the business combination.

Where the cost of the business combination exceeds the Group’s interest in the fair value of the identifiable net assets of the entity acquired, the difference is recognised as goodwill, whilst the shortfall, once the costs of the business combination and the fair values of net assets acquired have been reconsidered, is recognised in profit and loss.

(c)            Non-controlling interests

Non-controlling interests in subsidiaries acquired after 1 January 2004 are recognised at the acquisition date at the proportional part of the fair value of the identifiable net assets. Non-controlling interests in subsidiaries acquired prior to the transition date were recognised at the proportional part of the equity of the subsidiaries at the date of first consolidation.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Non-controlling interests are disclosed in the consolidated balance sheet under equity separately from equity attributable to the Parent. Non-controlling interests’ share in consolidated profit or loss for the year (and in consolidated comprehensive income for the year) is disclosed separately in the consolidated income statement (consolidated statement of comprehensive income).

The consolidated profit or loss for the year (consolidated comprehensive income) and changes in equity of the subsidiaries attributable to the Group and non-controlling interests after consolidation adjustments and eliminations, is determined in accordance with the percentage ownership at year end, without considering the possible exercise or conversion of potential voting rights. However, whether or not control exists is determined taking into account the possible exercise of potential voting rights and other derivative financial instruments which, in substance, currently allow access to the economic benefits associated with the interests held, such as entitlement to a share in future dividends and changes in the value of subsidiaries.

The excess of losses attributable to non-controlling interests generated before 1 January 2010, which cannot be attributed to the latter as such losses exceed their interest in the equity of the Parent, is recognised as a decrease in the equity of the Parent, except when the non-controlling interests are obliged to assume part or all of the losses and are in a position to make the necessary additional investment. Subsequent profits obtained by the Group are attributed to the Parent until the minority interest’s share in prior years’ losses is recovered.

Nevertheless, as of 1 January 2010, profit and loss and each component of other comprehensive income are assigned to equity attributable to shareholders of the Parent and to non-controlling interests in proportion to their interest, although this implies a balance receivable from non-controlling interests. Agreements signed between the Group and the non-controlling interests are recognised as a separate transaction.

The increase and reduction of non-controlling interests in a subsidiary in which control is retained is recognised as an equity instrument transaction. Consequently, no new acquisition cost arises on increases nor is a gain recorded on reductions; rather, the difference between the consideration transferred or received and the carrying amount of the non-controlling interests is recognised in the reserves of the investor, without prejudice to reclassifying consolidation reserves and reallocating other comprehensive income between the Group and the non-controlling interests. When a Group’s interest in a subsidiary diminishes, non-controlling interests are recognised at their share of the net consolidated assets, including goodwill.

(d)        Joint ventures

Joint ventures are those in which there is a contractual agreement to share the control over an economic activity, in such a way that strategic financial and operating decisions relating to the activity require the unanimous consent of the Group and the remaining venturers.

Investments in joint ventures are accounted for using the equity method.

The acquisition cost of investments in joint ventures is determined consistently with that established for investments in associates.

(e)         Foreign currency transactions

(i) Functional currency and presentation currency

The consolidated annual accounts are presented in thousands of Euros, which is the functional and presentation currency of the Parent.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(ii) Transactions, balances and cash flows in foreign currency

Foreign currency transactions are translated into the functional currency using the previous month’s exchange rate for all transactions performed during the current month. This method does not differ significantly from applying the exchange rate at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies have been translated into thousands of Euros at the closing rate, while non-monetary assets and liabilities measured at historical cost have been translated at the exchange rate prevailing at the transaction date. Non-monetary assets measured at fair value have been translated into thousands of Euros at the exchange rate at the date that the fair value was determined.

In the consolidated statement of cash flows, cash flows from foreign currency transactions have been translated into thousands of Euros at the exchange rates prevailing at the dates the cash flows occur. The effect of exchange rate fluctuations on cash and cash equivalents denominated in foreign currencies is recognised separately in the statement of cash flows as “Effect of exchange rate fluctuations on cash and cash equivalents”.

Exchange gains and losses arising on the settlement of foreign currency transactions and the translation into thousands of Euros of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

(iii) Translation of foreign operations

The translation into thousands of Euros of foreign operations for which the functional currency is not the currency of a hyperinflationary economy is based on the following criteria:

•             Assets and liabilities, including goodwill and net asset adjustments derived from the acquisition of the operations, including comparative amounts, are translated at the closing rate at each balance sheet date.

•             Income and expenses, including comparative amounts, are translated using the previous month’s exchange rate for all transactions performed during the current month. This method does not differ significantly from using the exchange rate at the date of the transaction;

•             Translation differences resulting from application of the above criteria are recognised in other comprehensive income.

(f)          Borrowing costs

In accordance with IAS 23 “Borrowing Costs”, since 1 January 2009 the Group recognises interest cost directly attributable to the purchase, construction or production of qualifying assets as an increase in the value of these assets. Qualifying assets are those which require a substantial period of time before they can be used or sold. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined as the actual borrowing costs incurred, less any investment income on the temporary investment of those funds. Capitalised interest borrowing costs corresponding to general borrowing are calculated as the weighted average of the qualifying assets without considering specific funds. The amount of borrowing costs capitalised cannot exceed the amount of borrowing costs incurred during that period. The capitalised interest cost includes adjustments to the carrying amount of financial liabilities arising from the effective portion of hedges entered into by the Group.

The Group begins capitalising borrowing costs as part of the cost of a qualifying asset when it incurs expenditures for the asset, interest is accrued, and it undertakes activities that are necessary to prepare the asset for its intended use or sale, and ceases capitalising borrowing costs when all or substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Nevertheless, capitalisation of borrowing costs is suspended when active development is interrupted for extended periods.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(g)        Property, plant and equipment

(i) Initial recognition

Property, plant and equipment are recognised at cost or deemed cost, less accumulated depreciation and any accumulated impairment losses. The cost of self-constructed assets is determined using the same principles as for an acquired asset, while also considering the criteria applicable to production costs of inventories. Capitalised production costs are recognised by allocating the costs attributable to the asset to Self-constructed non-current assets in the consolidated income statement.

At 1 January 2004 the Group opted to apply the exemption regarding fair value and revaluation as deemed cost as permitted by IFRS 1 First time Adoption of International Financial Reporting Standards.

(ii) Depreciation

Property, plant and equipment are depreciated by allocating the depreciable amount of an asset on a systematic basis over its useful life. The depreciable amount is the cost or deemed cost of an asset less its residual value. The Group determines the depreciation charge separately for each component of property, plant and equipment with a cost that is significant in relation to the total cost of the asset.

Property, plant and equipment are depreciated using the following criteria:

	Depreciation method	Rates

Buildings	Straight line	1%-3%
Other property, technical equipment and machinery	Straight line	10%
Other property, plant and equipment	Straight line	7% -33%

The Group reviews residual values, useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(iii) Subsequent recognition

Subsequent to initial recognition of the asset, only those costs incurred which will probably generate future profits and for which the amount may reliably be measured are capitalised. Costs of day-to-day servicing are recognised in profit and loss as incurred.

Replacements of property, plant and equipment which meet the requirements for capitalisation are recognised as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction.

(iv) Impairment

The Group tests for impairment and reversals of impairment losses on property, plant and equipment based on the criteria set out in note 4(i) below.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(h)        Intangible assets

(i) Goodwill

Goodwill is generated on the business combinations. Goodwill is calculated using the criteria described in the section on business combinations.

Goodwill is not amortised, but tested for impairment annually or more frequently if events indicate a potential impairment loss. Goodwill acquired in business combinations is allocated to the cash-generating units (CGUs) or groups of CGUs which are expected to benefit from the synergies of the business combination and the criteria described in note 7 are applied. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

(ii) Internally generated intangible assets

Any research and development expenditure incurred during the research phase of projects is recognised as an expense when incurred.

Costs related with development activities are capitalised when:

•                      The Group has technical studies justifying the feasibility of the production process.

•                      The Group has undertaken a commitment to complete production of the asset whereby it is in condition for sale or internal use.

•                      The asset will generate sufficient future economic benefits.

•                      The Group has sufficient financial and technical resources to complete development of the asset and has developed budget and cost accounting control systems which allow budgeted costs, introduced changes and costs actually assigned to different projects to be monitored.

The cost of internally generated assets is calculated using the same criteria established for determining production costs of inventories. The production cost is capitalised by allocating the costs attributable to the asset to self-constructed non-current assets in the consolidated income statement.

Costs incurred in the course of activities which contribute to increasing the value of the different businesses in which the Group as a whole operates are expensed as they are incurred. Replacements or subsequent costs incurred on intangible assets are generally recognised as an expense, except where they increase the future economic benefits expected to be generated by the assets.

(iii) Other intangible assets

Other intangible assets are carried at cost, or at fair value if they arise on business combinations, less accumulated amortisation and impairment losses.

(iv) Intangible assets acquired in business combinations

The cost of identifiable intangible assets acquired in the business combination of Talecris includes the fair value of the currently marketed products sold and which are classified in “Other intangible assets”.

The cost of identifiable intangible assets acquired in the business combination of Araclón includes the fair value of research and development projects in progress.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(v) Useful life and amortisation rates

The Group assesses whether the useful life of each intangible asset acquired is finite or indefinite. An intangible asset is regarded by the Group as having an indefinite useful life when there is no foreseeable limit to the period over which the asset will generate net cash inflows.

Intangible assets with indefinite useful lives are not amortised but tested for impairment at least annually.

Intangible assets with finite useful lives are amortised by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria:

	Amortisation method	Estimated years of useful life

Development expenses	Straight line	3 - 5
Concessions, patents, licences, trademarks and similar	Straight line	5 - 15
Computer software	Straight line	3 - 6
Currently marketed products	Straight line	30

The depreciable amount is the cost or deemed cost of an asset less its residual value.

The Group does not consider the residual value of its intangible assets material. The Group reviews the residual value, useful life and amortisation method for intangible assets at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates.

(i)              Impairment of goodwill, other intangible assets and other non-financial assets subject to depreciation or amortisation

The Group evaluates whether there are indications of possible impairment losses on non-financial assets subject to amortisation or depreciation to verify whether the carrying amount of these assets exceeds the recoverable amount.

Irrespective of any indication of impairment, the Group tests for possible impairment of goodwill, intangible assets with indefinite useful lives, and intangible assets with finite useful lives not yet available for use, at least annually.

The recoverable amount is the higher of an asset’s fair value less costs to sell and its value in use. An asset’s value in use is calculated based on an estimate of the future cash flows expected to derive from the use of the asset, expectations about possible variations in the amount or timing of those future cash flows, the time value of money, the price for bearing the uncertainty inherent in the asset and other factors that market participants would reflect in pricing the future cash flows deriving from the asset.

Negative differences arising from comparison of the carrying amounts of the assets with their recoverable amounts are recognised in the consolidated income statement.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Recoverable amount is determined for each individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.

Impairment losses recognised for cash-generating units are first allocated to reduce, where applicable, the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro rata on the basis of the carrying amount of each asset. The carrying amount of each asset may not be reduced below the highest of its fair value less costs to sell, its value in use and zero.

At the end of each reporting period the Group assesses whether there is any indication that an impairment loss recognised in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses for other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset.

A reversal of an impairment loss is recognised in consolidated profit or loss. The increase in the carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised.

The reversal of an impairment loss for a CGU is allocated to its assets, except for goodwill, pro rata with the carrying amounts of those assets, with the limit per asset of the lower of its recoverable value and the carrying amount which would have been obtained, net of depreciation, had no impairment loss been recognised.

(j)           Leases

(i) Lessee accounting records

The Group has the right to use certain assets through lease contracts.

Leases in which the Group assumes substantially all the risks and rewards incidental to ownership are classified as finance leases, otherwise they are classified as operating leases.

•                  Finance leases

At the commencement of the lease term, the Group recognises finance leases as assets and liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are recognised as an expense in the years in which they are incurred.

•                  Operating leases

Lease payments under an operating lease (excluding incentives) are recognised as an expense on a straight-line basis unless another systematic basis is representative of the time pattern of the user’s benefit.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(ii) Leasehold investments

Non-current investments in properties leased from third parties are classified using the same criteria as for property, plant and equipment. Investments are amortised over the lower of their useful lives and the term of the lease contract. The lease term is consistent with that established for recognition of the lease.

(iii) Sale and leaseback transactions

Any profit on sale and leaseback transactions that meet the conditions of a finance lease is deferred over the term of the lease.

When the leaseback is classed as an operating lease:

•                  If the transaction is established at fair value, any profit or loss on the sale is recognised immediately in consolidated profit or loss for the year.

•                  If the sale price is below fair value, any profit or loss is recognised immediately. However, if the loss is compensated for by future lease payments at below market price, it is deferred in proportion to the lease payments over the period for which the asset is to be used.

(k)  Financial instruments

(i) Classification of financial instruments

Financial instruments are classified on initial recognition as a financial asset, a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument set out in IAS 32, Financial Instruments: Presentation.

Financial instruments are classified into the following categories: financial assets and financial liabilities at fair value through profit and loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and financial liabilities. The Group classifies financial instruments into different categories based on the nature of the instruments and management’s intentions on initial recognition.

Regular way purchases and sales of financial assets are recognised at trade date, when the Group undertakes to purchase or sell the asset.

a)  Financial assets at fair value through profit or loss

Financial assets and financial liabilities at fair value through profit or loss are those which are classified as held for trading or which the Group designated as such on initial recognition.

A financial asset or liability is classified as held for trading if:

•   it is acquired or incurred principally for the purpose of selling or repurchasing it in the near term

•   it forms part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit-taking, or

•   it is a derivative, except for a derivative which has been designated as a hedging instrument and complies with conditions for effectiveness or a derivative that is a financial guarantee contract.

Financial assets and financial liabilities at fair value through profit or loss are initially recognised at fair value. Transaction costs directly attributable to the acquisition or issue are recognised when incurred.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

After initial recognition, they are recognised at fair value through profit or loss.

The Group does not reclassify any financial assets or liabilities from or to this category while they are recognised in the consolidated balance sheet.

b)  Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified in other financial asset categories. These assets are recognised initially at fair value, including transaction costs, and are subsequently measured at amortised cost using the effective interest method.

c)  Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated specifically to this category or do not comply with requirements for classification in the above categories.

Available-for-sale financial assets are initially recognised at fair value, plus any transaction costs directly attributable to the purchase.

After initial recognition, financial assets classified in this category are measured at fair value and any gain or loss, except for impairment losses, is accounted for in other comprehensive income recognised in equity. On disposal of the financial assets amounts recognised in other comprehensive income or the impairment loss are reclassified to profit or loss.

d)              Financial assets and liabilities carried at cost

Investments in equity instruments whose fair value cannot be reliably measured and derivative instruments that are linked to these instruments and that must be settled by delivery of such unquoted equity instruments, are measured at cost. Nonetheless, if the financial assets or liabilities can subsequently be reliably measured on an ongoing basis, they are accounted for at fair value and any gain or loss is recognised in accordance with their classification.

(ii)     Offsetting principles

A financial asset and a financial liability can only be offset when the Group currently has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(iii)   Fair value

The fair value is the amount for which an asset can be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The Group generally applies the following systematic hierarchy to determine the fair value of financial assets and financial liabilities:

•             Firstly, the Group applies the quoted prices of the most advantageous active market to which the entity has immediate access, adjusted where appropriate to reflect any differences in counterparty credit risk between instruments traded in that market and the one being valued. The quoted market price for an asset held or liability to be issued is the current bid price and, for an asset to be acquired or liability held, the asking price. If the Group has assets and liabilities with offsetting market risks, it uses mid-market prices as a basis for establishing fair values for the offsetting risk positions and applies the bid or asking price to the net open position as appropriate.

•     When current bid and asking prices are unavailable, the price of the most recent transactions is used, adjusted to reflect changes in economic circumstances.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•     Otherwise, the Group applies generally accepted measurement techniques using, insofar as is possible, market data and, to a lesser extent, specific Group data.

(iv)                              Amortised cost

The amortised cost of a financial asset or liability is the amount at which the asset or liability was measured at initial recognition, minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and maturity amount and minus any reduction for impairment or uncollectibility.

(v)                                 Impairment of financial assets carried at cost

The amount of the impairment loss on assets carried at cost is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses cannot be reversed and are therefore recognised directly against the value of the asset and not as an allowance account.

(vi)                              Impairment of financial assets carried at amortised cost

The amount of the impairment loss of financial assets carried at amortised cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. For variable income financial assets, the effective interest rate corresponding to the measurement date under the contractual conditions is used.

The Group recognises impairment losses and unrecoverable loans and receivables and debt instruments by recognising an allowance account for financial assets. When impairment and uncollectibility are considered irreversible, their carrying amount is eliminated against the allowance account.

The impairment loss is recognised in profit or loss and may be reversed in subsequent periods if the decrease can be objectively related to an event occurring after the impairment has been recognised. The loss can only be reversed to the limit of the amortised cost of the assets had the impairment loss not been recognised. The impairment loss is reversed against the allowance account.

(vii)                           Impairment of available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset at fair value through profit or loss has been accounted for in other comprehensive income, the accumulative loss is reclassified from equity to profit or loss when there is objective evidence that the asset is impaired, even though the financial asset has not been derecognised. The impairment loss recognised in profit and loss is calculated as the difference between the acquisition cost, net of any reimbursements or repayment of the principal, and the present fair value, less any impairment loss previously recognised in profit and loss for the year.

Impairment losses relating to investments in equity instruments are not reversible and are therefore recognised directly against the value of the asset and not as an allowance account.

If the fair value of debt instruments increases and the increase can be objectively related to an event occurring after the impairment loss was recognised, the increase is recognised in profit and loss up to the amount of the previously recognised impairment loss and any excess is accounted for in other comprehensive income recognised in equity.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(viii)                        Financial liabilities

Financial liabilities, including trade and other payables, which are not classified at fair value through profit or loss, are initially recognised at fair value less any transaction costs that are directly attributable to the issue of the financial liability. After initial recognition, liabilities classified under this category are measured at amortised cost using the effective interest method.

(ix)                              Derecognition of financial assets

The Group applies the criteria for derecognition of financial assets to part of a financial asset or part of a group of similar financial assets or to a financial asset or group of similar financial assets.

Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. Where the Group retains the contractual rights to receive cash flows, it only derecognises financial assets when it has assumed a contractual obligation to pay the cash flows to one or more recipients and if the following requirements are met:

•            Payment of the cash flows is conditional on their prior collection.

•            The Group is unable to sell or pledge the financial asset.

•            The cash flows collected on behalf of the eventual recipients are remitted without material delay and the Group is not entitled to reinvest the cash flows. This criterion is not applicable to investments in cash or cash equivalents made by the Group during the settlement period from the collection date to the date of required remittance to the eventual recipients, provided that interest earned on such investments is passed on to the eventual recipients.

If the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether it has retained control of the financial asset. In this case:

•            If the Group has not retained control, it derecognises the financial asset and recognises separately as assets or liabilities any rights and obligations created or retained in the transfer.

•            If the Group has retained control, it continues to recognise the financial asset to the extent of its continuing involvement in the financial asset and recognises an associated liability. The extent of the Group’s continuing involvement in the transferred asset is the extent to which it is exposed to changes in the value of the transferred asset. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained. The associated liability is measured in such a way that the carrying amount of the transferred asset and the associated liability is equal to the amortised cost of the rights and obligations retained by the Group, if the transferred asset is measured at amortised cost, or to the fair value of the rights and obligations retained by the Group, if the transferred asset is measured at fair value. The Group continues to recognise any income arising on the transferred asset to the extent of its continuing involvement and recognises any expense incurred on the associated liability. Recognised changes in the fair value of the transferred asset and the associated liability are accounted for consistently with each other in profit and loss or equity, following the general recognition criteria described previously, and are not offset.

If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the consideration received is recognised in equity. Transaction costs are recognised in profit and loss using the effective interest method.

(x)                                 Derecognition and modifications of financial liabilities

A financial liability, or part of it, is derecognised when the Group either discharges the liability by paying the creditor, or is legally released from primary responsibility for the liability either by process of law or by the creditor.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The exchange of debt instruments between the Group and the counterparty or substantial modifications of initially recognised liabilities are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability, providing the instruments have substantially different terms.

The Group considers the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability.

If the exchange is accounted for as an extinguishment of the financial liability, any costs or fees incurred are recognised as part of the gain or loss on the extinguishment. If the exchange is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortised over the remaining term of the modified liability.

The difference between the carrying amount of a financial liability, or part of a financial liability, extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

(l)           Hedge accounting

Hedging financial instruments are initially recognised using the same criteria as those described for financial assets and financial liabilities. Hedging financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets and financial liabilities at fair value through profit and loss. Derivative financial instruments which qualify for hedge accounting are initially measured at fair value.

At the inception of the hedge the Group formally designates and documents the hedging relationships and the objective and strategy for undertaking the hedges. Hedge accounting is only applicable when the hedge is expected to be highly effective at the inception of the hedge and in subsequent years in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, throughout the period for which the hedge was designated (prospective analysis) and the actual effectiveness, which can be reliably measured, is within a range of 80%-125% (retrospective analysis).

(i)   Cash flow hedges

The Group recognises the portion of the gain or loss on the measurement at fair value of a hedging instrument that is determined to be an effective hedge in other comprehensive income. The ineffective portion and the specific component of the gain or loss or cash flows on the hedging instrument, excluding the measurement of the hedge effectiveness, are recognised with a debit or credit to finance costs or finance income.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognised in other comprehensive income are reclassified from equity to profit or loss in the same period or periods during which the asset acquired or liability assumed affects profit or loss and under the same caption of the consolidated income statement (consolidated statement of comprehensive income).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(m)    Equity instruments

The Group’s acquisition of equity instruments of the Parent is recognised separately at cost of acquisition in the consolidated balance sheet as a reduction in equity, regardless of the motive of the purchase. Any gains or losses on transactions with treasury equity instruments are not recognised in consolidated profit or loss.

The subsequent redemption of Parent shares, where applicable, leads to a reduction in share capital in an amount equivalent to the par value of such shares. Any positive or negative difference between the cost of acquisition and the par value of the shares is debited or credited to accumulated gains.

Transaction costs related with treasury equity instruments, including the issue costs related with a business combination, are accounted for as a deduction from equity, net of any tax effect.

(n)        Inventories

Inventories are measured at the lower of cost and net realisable value. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The costs of conversion of inventories include costs directly related to the units of production and a systematic allocation of fixed and variable production overheads that are incurred in converting. Fixed production overheads are allocated based on the higher of normal production capacity or actual level of production.

The cost of raw materials and other supplies, the cost of merchandise and costs of conversion are allocated to each inventory unit on a first-in, first-out (FIFO) basis.

The Group uses the same cost model for all inventories of the same nature and with a similar use within the Group.

Volume discounts extended by suppliers are recognised as a reduction in the cost of inventories when it is probable that the conditions for discounts to be received will be met. Discounts for prompt payment are recognised as a reduction in the cost of the inventories acquired.

The cost of inventories is adjusted against profit and loss when cost exceeds the net realisable value. Net realisable value is considered as follows:

•                  Raw materials and other supplies: replacement cost. Nevertheless, raw materials are not written down below cost if the finished goods into which they will be incorporated are expected to be sold at or above cost of production.

•                  Goods for resale and finished goods: estimated selling cost, less costs to sell;

•                  Work in progress: the estimated selling price of related finished goods, less the estimated costs of completion and the estimated costs necessary to make the sale;

The previously recognised reduction in value is reversed against profit and loss when the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realisable value because of changed economic circumstances. The reversal of the reduction in value is limited to the lower of the cost and revised net realisable value of the inventories. Write-downs may be reversed with a credit to “changes in inventories of finished goods and work in progress” and “supplies”.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(o)        Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits in financial institutions. They also include other short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. An investment normally qualifies as a cash equivalent when it has a maturity of less than three months from the date of acquisition.

The Group classifies cash flows relating to interest received and paid as operating activities, and dividends received and distributed by the Company are classified under investing and financing activities, respectively.

(p)        Government grants

Government grants are recognised in the balance sheet when there is reasonable assurance that they will be received and that the Group will comply with the conditions attached.

(i) Capital grants

Outright capital grants are initially recognised as deferred income in the consolidated balance sheet. Income from capital grants is recognised as other income in the consolidated income statement in line with the depreciation of the corresponding financed assets.

(ii) Operating grants

Operating grants received to offset expenses or losses already incurred, or to provide immediate financial support not related to future disbursements, are recognised as other income in the consolidated income statement.

(iii) Interest rate grants

Financial liabilities comprising implicit assistance in the form of below market interest rates are initially recognised at fair value. The difference between this value, adjusted where necessary for the emission costs of the financial liability and the amount received, is recognised as an official grant based on the nature of the grant awarded.

(q)        Employee benefits

(i) Defined contribution plans

The Group recognises the contributions payable to a defined contribution plan in exchange for a service in the period in which contributions are accrued. Accrued contributions are recognised as an employee benefit expense in the corresponding consolidated income statement in the year that the contribution was made.

(ii) Termination benefits

Termination benefits payable that do not relate to restructuring processes in progress are recognised when the Group is demonstrably committed to terminating the employment of current employees prior to retirement date. The Group is demonstrably committed to terminating the employment of current employees when a detailed formal plan has been prepared and there is no possibility of withdrawing or changing the decisions made.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(iii) Short-term employee benefits

The Group recognises the expected cost of short-term employee benefits in the form of accumulating compensated absences when the employees render service that increases their entitlement to future compensated absences. In the case of non-accumulating compensated absences, the expense is recognised when the absences occur.

The Group recognises the expected cost of profit-sharing and bonus payments when it has a present legal or constructive obligation to make such payments as a result of past events and a reliable estimate of the obligation can be made.

(r)         Provisions

Provisions are recognised when the Group has a present obligation (legal or implicit) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account all risks and uncertainties surrounding the amount to be recognised as a provision and, where the time value of money is material, the financial effect of discounting provided that the expenditure to be made each period can be reliably estimated. The discount rate is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

The discount rate does not reflect risks for which future cash flow estimates have been adjusted. If it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed against the consolidated income statement item where the corresponding expense was recognised.

(s)          Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable for the sale of goods and services, net of VAT and any other amounts or taxes which are effectively collected on the behalf of third parties. Volume or other types of discounts for prompt payment are recognised as a reduction in revenues if considered probable at the time of revenue recognition.

(i)              Sale of goods

The Group recognises revenue from the sale of goods when:

•                  the Group has transferred to the buyer the significant risks and rewards of ownership of the goods.

•                  the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•                  the amount of revenue and costs can be measured reliably;

•                  it is probable that the economic benefits associated with the transaction will flow to the Group; and

•                  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Group participates in the government-managed Medicaid programmes in the United States,  accounting for Medicaid rebates by recognising an accrual at the time a sale is recorded for an amount equal to the estimated claims for Medicaid rebates attributable to the sale. Medicaid rebates are estimated based on historical experience, legal interpretations of the applicable laws relating to the Medicaid programme and any new information regarding changes in the programme regulations and guidelines that would affect rebate amounts. Outstanding Medicaid claims, Medicaid payments and inventory levels are analysed for each distribution channel and the accrual is adjusted periodically to reflect actual experience. While rebate payments are generally made in the following or subsequent quarter, any adjustments for actual experience have not been material.

As is common practice in the sector, the purchase contracts signed by some customers with the Group entitle these customers to price discounts for a minimum purchase volume, volume discounts or prompt payment discounts. The Group recognises these discounts as a reduction in sales and receivables in the same month that the corresponding sales are invoiced based on the customer’s actual purchase figures or on past experience when the customer’s actual purchases will not be known until a later date.

In the USA, the Group enters into agreements with certain customers to establish contract pricing for the products, which these entities purchase from the authorised wholesaler or distributor (collectively, wholesalers) of their choice. Consequently, when the products are purchased from wholesalers by these entities at the contract price which is less than the price charged by the Group to the wholesaler, the Group provides the wholesaler with a credit referred to as a chargeback. The Group records the chargeback accrual at the time of the sale. The allowance for chargebacks is based on Group’s estimate of the wholesaler inventory levels, and the expected sell-through of the products by the wholesalers at the contract price based on historical chargeback experience and other factors. The Group periodically monitors the factors that influence the provision for chargebacks, and makes adjustments when believes that actual chargebacks may differ from established allowances. These adjustments occur in a relatively short period of time. As these chargebacks are typically settled within 30 to 45 days of the sale, adjustments for actual experience have not been material.

(ii)                                 Rendering of services

Revenues associated with the rendering of service transactions are recognised by reference to the stage of completion at the consolidated balance sheet date when the outcome of the transaction can be estimated reliably. The outcome of a transaction can be estimated reliably when revenues, the stage of completion, the costs incurred and the costs to complete the transaction can be estimated reliably and it is probable that the economic benefits derived from the transaction will flow to the Group.

When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognised only to the extent of the expenses recognised that are recoverable.

(iii)                              Revenue from interest

The Group has been recognising interest receivable from the different Social Security affiliated bodies, to which it provides goods or services, on an accrual basis, and only for those bodies to which historically claims have been made and from which interest has been collected. As a result of the terms imposed by the Spanish Government in 2012 regarding the waiver of late payment interest on overdue receivables, the Group has decided to modify its accounting policy regarding late payment interest. Since June 2012 the Group has been recognising late payment interest on receivables from Social Security affiliated bodies on the date on which delayed invoices are collected, as it is highly likely that they will be collected as of that date.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(t)           Income taxes

The income tax expense and tax income for the year comprises current tax and deferred tax.

Current tax is the amount of income taxes payable or recoverable in respect of the consolidated taxable profit or consolidated tax loss for the year. Current tax assets or liabilities are measured at the amount expected to be paid to or recovered from the taxation authorities, using the tax rates and tax laws that have been enacted or substantially enacted at the balance sheet date.

Deferred tax liabilities are the amounts of income taxes payable in future periods in respect of taxable temporary differences, whereas deferred tax assets are the amounts of income taxes recoverable in future periods in respect of deductible temporary differences, the carryforward of unused tax losses, and the carryforward of unused tax credits. Temporary differences are differences between the carrying amount of an asset or liability in the balance sheet and its tax base.

Current and deferred tax are recognised as income or an expense and included in profit or loss for the year except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different year, directly in equity, or a business combination.

(i) Taxable temporary differences

Taxable temporary differences are recognised in all cases except where:

•                  They arise from the initial recognition of goodwill or an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable income;

•                  They are associated with investments in subsidiaries over which the Group is able to control the timing of the reversal of the temporary difference and it is not probable that the temporary difference will reverse in the foreseeable future.

(ii) Deductible temporary differences

Deductible temporary differences are recognised provided that:

•                  It is probable that taxable profit will be available against which the deductible temporary difference can be utilised, unless the differences arise from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•                  The temporary differences are associated with investments in subsidiaries to the extent that the difference will reverse in the foreseeable future and sufficient taxable income is expected to be generated against which the temporary difference can be offset.

Tax planning opportunities are only considered on evaluation of the recoverability of deferred tax assets and if the Group intends to use these opportunities or it is probable that they will be utilised.

(iii) Measurement

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the years when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted. The tax consequences that would follow from the manner in which the Group expects to recover or settle the carrying amount of its assets or liabilities are also reflected in the measurement of deferred tax assets and liabilities.

At year end the Group reviews the fair value of deferred tax assets to write down the balance if it is not probable that sufficient taxable income will be available to apply the tax asset.

Deferred tax assets which do not meet the above conditions are not recognised in the consolidated balance sheet. At year end the Group assesses whether deferred tax assets which were previously not recognised now meet the conditions for recognition.

(iv) Offset and recognition

The Group only offsets current tax assets and current tax liabilities if it has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The Group only offsets deferred tax assets and liabilities where it has a legally enforceable right, where these relate to income taxes levied by the same taxation authority and where the taxation authority permits the entity to settle on a net basis, or to realise the asset and settle the liability simultaneously for each of the future years in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Deferred tax assets and liabilities are recognised in the consolidated balance sheet under non-current assets or liabilities, irrespective of the expected date of recovery or settlement.

(u)        Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment, assess its performance and, based on which, differentiated financial information is available.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(v)        Classification of assets and liabilities as current and non-current

The Group classifies assets and liabilities in the consolidated balance sheet as current and non-current. Current assets and liabilities are determined as follows:

•                  Assets are classified as current when, at closing date, they are expected to be realised, or are intended for sale or consumption in the Group’s normal operating cycle within twelve months after that date and they are held primarily for the purpose of trading. Cash and cash equivalents are also classified as current, except where they may not be exchanged or used to settle a liability, at least within twelve months after the balance sheet date.

•                  Liabilities are classified as current when they are expected to be settled in the Group’s normal operating cycle within 12 months after the balance sheet date and they are held primarily for the purpose of trading, or where the Group does not have an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

•                  Financial liabilities are classified as current when they are due to be settled within twelve months after the reporting period, even if the original term was for a period longer than twelve months, and an agreement to refinance, or to reschedule payments, on a long-term basis is completed after the reporting period and before the consolidated annual accounts are authorised for issue.

(w)      Environmental issues

The Group takes measures to prevent, reduce or repair the damage caused to the environment by its activities

Property, plant and equipment acquired by the Group to minimise the environmental impact of its activity and protect and improve the environment, including the reduction or elimination of future pollution caused by the Group’s operations, are recognised in the consolidated balance sheet using the measurement, presentation and disclosure criteria described in note 4(g).

(5)                       Financial Risk Management Policy

(a)         General

The Group is exposed to the following risks associated with the use of financial instruments:

•                  Credit risk

•                  Liquidity risk

•                  Market risk

This note provides information on the Group’s exposure to each of these risks, the Group’s objectives and procedures to measure and mitigate this risk, and the Group’s capital management strategy. More exhaustive quantitative information is disclosed in note 32 to the consolidated annual accounts.

The Group’s risk management policies are established in order to identify and analyse the risks to which the Group is exposed, establish suitable risk limits and controls, and control risks and compliance with limits. Risk management procedures and policies are regularly reviewed to ensure they take into account changes in market conditions and in the Group’s activities. The Group’s management procedures and rules are designed to create a strict and constructive control environment in which all employees understand their duties and obligations.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Group’s Audit Committee supervises how management controls compliance with the Group’s risk management procedures and policies and reviews whether the risk management policy is suitable considering the risks to which the Group is exposed. This committee is assisted by Internal Audit which acts as supervisor. Internal Audit performs regular and ad hoc reviews of the risk management controls and procedures and reports its findings to the Audit Committee.

Credit risk

Credit risk is the risk to which the Group is exposed in the event that a customer or a counterparty to a financial instrument fails to discharge a contractual obligation, and mainly results from trade receivables and the Group’s investments in financial assets.

Trade receivables

The Group does not predict any significant insolvency risks as a result of delays in receiving payment from some European countries due to their current economic situation. The main risk in these countries is that of delayed payments, which is mitigated through the possibility of claiming interest as foreseen by prevailing legislation. During 2012, as a result of the condition imposed by the Spanish Government to waive late payment interest on past due receivables, the Group has recognised a loss due to the waiving of interest owed by the Social Security (see note 13). No significant bad debt issues have been detected for sales to private entities.

The Group recognises impairment based on its best estimate of the losses incurred on trade and other receivables. The main impairment losses recognised are due to specific losses relating to individual risks identified as significant. At year end, these impairment losses are immaterial.

Details of exposure to credit risk are disclosed in note 32.

Liquidity risk

Liquidity risk is the risk that the Group cannot meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure where possible, that it always has sufficient liquidity to settle its obligations at the maturity date, both in normal conditions and in times of tension, to avoid incurring unacceptable losses or tarnishing the Group’s reputation.

The Group manages liquidity risk on a prudent basis, using cash and sufficient committed credit facilities, enabling the Group to implement its business plans and carry out operations using stable and secure sources of financing.

On 29 February 2012 the Group finished amending the terms and conditions of the senior debt agreement entered into in November 2010. In addition to the improved conditions and the elimination of certain bank covenants, the Group has repaid in advance approximately US Dollars 240 million from the non-current senior debt.

Subsequent to this re-financing, the Group has a non-current revolving credit facility of US Dollars 204 million at 31 December 2012 (unused at year end) and a non-current loan consisting of two tranches amounting to US Dollars 2,746 million. The Group also has US Dollars 1,100 million (Euros 834 million) of corporate bonds issued in January 2011. The average maturity of this non-current senior debt and corporate bond is 4.2 years.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At 31 December 2012 the Group has total cash and cash equivalents of Euros 473 million. The Group also has more than Euros 347 million in unused credit facilities, including US Dollars 204 million on the revolving credit facility.

Market risk

Market risk comprises the risk of changes in market prices, for example, exchange rates, interest rates, or the prices of equity instruments affecting the Group’s revenues or the value of financial instruments it holds. The objective of managing market risk is to manage and control the Group’s exposure to this risk within reasonable parameters at the same time as optimising returns.

(i)             Currency risk

The Group operates internationally and is therefore exposed to currency risks when operating with foreign currencies, especially with regard to the US Dollar. Currency risk is associated with future commercial transactions, recognised assets and liabilities, and net investments in foreign operations.

The Group holds several investments in foreign operations, the net assets of which are exposed to currency risk. Currency risk affecting net assets of the Group’s foreign operations in US Dollars are mitigated primarily through borrowings in this foreign currency.

The Group’s main exposure to currency risk is due to the US Dollar, which is used in a significant percentage of transactions in foreign currencies. Since revenues in US Dollars account for 110% (93% from June to December 2011) of purchases and expenses in US Dollars, the Group has a high natural hedge against US Dollar fluctuations and therefore the risks associated with such exchange-rate fluctuations are minimal.

Details of the Group’s exposure to currency risk at 31 December 2012 and 2011 of the most significant financial instruments are shown in note 32.

(ii)          Interest-rate risk

The Group’s interest rate risks arise from current and non-current borrowings. Borrowings at variable interest rates expose the Group to cash flow interest rate risks.

The purpose of managing interest-rate risk is to balance the debt structure, maintaining part of borrowings at fixed rates and hedging part of variable rate debt.

The Group manages cash flow interest rate risks through variable to fixed interest rate swaps.

A significant part of the financing obtained during 2012 accrues interest at fixed rates. This fixed interest debt (corporate bond) amounts to US Dollars 1,100 million, which represents approximately 29% of the Group’s total debt in US Dollars.

For the remaining senior debt in US Dollars, which totals US Dollars 2,222 million, the Group has partially contracted a variable to fixed interest rate swap. At 31 December 2012 the nominal part of this hedging instrument amounts to US Dollars 1,399 million. This nominal part will decrease over the term of the debt, based on the scheduled repayments of the principal. The purpose of these swaps is to convert borrowings at variable interest rates into fixed interest rate debt. Through these swaps the Group undertakes to exchange the difference between fixed interest and variable interest with other parties periodically. The difference is calculated based on the contracted notional amount (see notes 17 (g) and 32). The notional amount of the swap contracted by the Group hedges 63% (61% at 31 December 2011) of the senior variable interest rate debt denominated in US Dollars at 31 December 2012.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Senior debt in Euros represents approximately 14% of the Group’s total debt at 31 December 2012 (15% at 31 December 2011).  The total senior debt is at variable rates. In order to manage the cash flow interest rate risks a hedging operation has taken place by contracting derivative financial instruments consisting of variable to fixed interest rate swaps. The nominal part of this hedging instrument amounts to Euros 100 million, representing hedging of 25% (23% at 31 December 2011) of the senior variable interest rate debt denominated in Euros at 31 December 2012 (see notes 17 (g) and 32).

The fair value of interest rate swaps contracted to reduce the impact of rises in variable interest rates (Libor and Euribor) is accounted for on a monthly basis. These derivative financial instruments comply with hedge accounting requirements.

(iii)       Market price risk

Price risk affecting raw materials is mitigated by the vertical integration of the haemoderivatives business in a sector which is highly concentrated.

The Group has signed two unquoted futures contracts, the underlying asset of which is shares in Grifols, S.A. and it was therefore exposed to risk of value fluctuations. These contracts have been settled during 2012 (see note 32).

(b)         Capital management

The directors’ policy is to maintain a solid capital base in order to ensure investor, creditor and market confidence and sustain future business development. The board of directors defines and proposes the level of dividends paid to shareholders.

The Group has no share-based payment schemes for employees.

At 31 December 2012 and 2011 the Group holds treasury stock equivalent to 0.05% of its share capital. The Group does not have a formal plan for repurchasing shares.

In accordance with the senior unsecured debt contract, Grifols will not be able to distribute dividends while the leverage ratio (net financial debt/adjusted EBITDA) is higher than 4.5.

(6)        Segment Reporting

In accordance with IFRS 8 “Operating Segments”, financial information for operating segments is reported in the accompanying Appendix II, which forms an integral part of this note to the consolidated annual accounts.

Group companies are divided into three areas: companies from the industrial area, companies from the commercial area and companies from the services area. Within each of these areas, activities are organised based on the nature of the products and services manufactured and marketed.

Assets, liabilities, income and expenses for segments include directly and reliably attributable items. Items which are not attributed to segments by the Group are:

•                  Balance sheet: cash and cash equivalents, other receivables, public entities, deferred tax assets and liabilities, loans and borrowings and certain payables.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•                  Income statement: general administration expenses, finance income / expense and income tax.

There have been no significant inter-segment sales.

(a)           Operating segments

The operating segments defined by the steering committee are as follows:

•                  Bioscience: including all activities related with products deriving from human plasma for therapeutic use.

•                  Hospital: comprising all non-biological pharmaceutical products and medical supplies manufactured by Group companies earmarked for hospital pharmacy. Products related with this business which the Group does not manufacture but markets as supplementary to its own products are also included.

•                  Diagnostic: including the marketing of diagnostic testing equipment, reagents and other equipment, manufactured by Group or other companies.

•                  Raw materials: including sales of intermediate biological products and the rendering of manufacturing services to third party companies.

Details of net sales by groups of products for 2012 and 2011 as a percentage of net sales are as follows:

	Thousands of Euros
	2012	2011
Bioscience
Haemoderivatives	2,324,237	1,530,063
Other haemoderivatives	851	1,137
Diagnostic
Transfusional medicine	103,809	86,591
In vitro diagnosis	30,532	30,767
Hospital
Fluid therapy and nutrition	53,556	52,693
Hospital supplies	42,315	42,671
Raw materials and others	65,644	51,691

Total	2,620,944	1,795,613

The Group has concluded that the haemoderivative products are sufficiently alike to be considered as a whole for the following reasons:

•                  All these products are human plasma derivatives and are manufactured in a similar way.

•                  The customers and methods used to distribute these products are similar.

•                  All these products are subject to the same regulations regarding production and the same regulatory environment.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Geographical information

Geographical information is grouped into three areas:

•                  United States of America and Canada

•                  Spain

•                  Rest of the European Union

•                  Rest of the world

For management purposes, the Group excludes the raw material segment from the geographical details as it relates to operations which do not form part of the Group’s core business.  Sales and assets of the Raw Material segment correspond mainly to the USA.

The financial information reported for geographical areas is based on sales to third parties in these markets as well as the location of assets.

(c) Main customer

Income from a Bioscience segment customer represents approximately 10.3% of the Group’s total income (10.2% in 2011).

(7)         Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2011 are as follows:

		Thousands of Euros
		Balances at	Business		Translation	Balances at
Net value	Segment	31/12/10	combinations	Impairment	differences	31/12/11

Grifols UK, Ltd.(UK)	Bioscience	7,982	—	—	243	8,225
Grifols Italia,S.p.A.(Italy)	Bioscience	6,118	—	—	—	6,118
Biomat USA, Inc.(USA)	Bioscience	113,052	—	—	3,696	116,748
Plasmacare, Inc.(USA)	Bioscience	38,464	—	—	1,258	39,722
Woolloomooloo Holdings Pty Ltd.(Australia)	Diagnostic	23,832	—	(13,000)	38	10,870
Talecris Biotherapeutics (USA)	Bioscience	—	1,538,723	—	174,695	1,713,418

		189,448	1,538,723	(13,000)	179,930	1,895,101
			(note 3 (c))

Details of and movement in this caption of the consolidated balance sheet at 31 December 2012 are as follows:

		Thousands of Euros
		Balances at	Business	Translation	Balances at
Net value	Segment	31/12/11	combinations	differences	31/12/12

Grifols UK, Ltd. (UK)	Bioscience	8,225	—	195	8,420
Grifols Italia, S.p.A. (Italy)	Bioscience	6,118	—	—	6,118
Biomat USA, Inc. (USA)	Bioscience	116,748	792	(2,269)	115,271
Plasmacare, Inc. (USA)	Bioscience	39,722	—	(768)	38,954
Grifols Australia Pty Ltd. (Australia)	Diagnostic	10,870	—	25	10,895
Talecris Biotherapeutics (USA)	Bioscience	1,713,418	2,514	(31,691)	1,684,241
Araclón Biotech, S.L. (Spain)	Diagnostic	—	6,000	—	6,000

		1,895,101	9,306	(34,508)	1,869,899
			(note 3)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Impairment testing:

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Bioscience segment, grouping them together at segment level, because substantial synergies are expected to arise on the acquisition of Talecris, and in light of the vertical integration of the business and the lack of an independent organised market for the products. Because the synergies benefit the Bioscience segment globally they cannot be allocated to individual CGUs. The Bioscience segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

The recoverable amount of the CGUs was calculated based on their value in use, with the exception of Araclón Biotech, S.L, the recoverable amount of which has been determined on the basis of fair value less costs to sell due to the fact that the transaction is recent. This value in use calculations use cash flow projections for five years based on the financial budgets approved by management. Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below.

The key assumptions used in calculating impairment of the CGUs for 2012 have been as follows:

	Perpetual growth rate	Discount rate pre tax

Bioscience	2%	11.33%
Diagnostic - Australia	2%	10.55%

The key assumptions used in calculating impairment of the CGUs for 2011 have been as follows:

	Perpetual growth rate	Discount rate pre tax

Bioscience	2%	11.70%
Diagnostic - Australia	2%	11.40%

Management determined budgeted gross margins based on past experience, investments in progress which would imply significant growth in production capacity and its forecast international market development. Perpetual growth rates are coherent with the forecasts included in industry reports. The discount rate used reflects specific risks related to the CGU.

As the recoverable amount of the Bioscience CGU is much higher than the carrying amount of the Bioscience segment’s net assets, specific information from the impairment test sensitivity analysis is not included.

Based on the results of the impairment test performed on the CGU in Australia, the Group recognised impairment of Euros 13 million for goodwill in 2011. On the basis of the impairment test for 2012, a 15% reduction in the gross margin of projections would mean that the value in use of the business would be equal to the carrying amount of the CGU’s assets.

At 31 December 2012 Grifols’ stock market capitalisation totals Euros 7,784 million (Euros 3,723 million at 31 December 2011).

(8)         Other Intangible Assets

Details of other intangible assets and movement during the years ended 31 December 2012 and 2011 are included in Appendix III, which forms an integral part of these notes to the consolidated annual accounts.

Intangible assets mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognised at fair value at the acquisition date of Talecris and classified as currently marketed products (see note 3(c)).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The cost and amortisation of the currently marketed products at 31 December 2011 is as follows:

	Thousands of Euros
	Balances at	Business		Translation	Balances at
	31/12/10	combinations	Additions	differences	31/12/11

Cost of currently marketed products —Gamunex	—	832,871	—	94,558	927,429
Accumulated amortisation of currently marketed products—Gamunex	—	—	(16,648)	(1,385)	(18,033)

Net value of currently marketed products-Gamunex	—	832,871	(16,648)	93,173	909,396

The cost and amortisation of currently marketed products at 31 December 2012 is as follows:

	Thousands of Euros
	Balances at		Translation	Balances at
	31/12/11	Additions	differences	31/12/12

Cost of currently marketed products-Gamunex	927,429	—	(17,925)	909,504
Accumulated amortisation of currently marketed products —Gamunex	(18,033)	(31,125)	1,157	(48,001)

Net value of currently marketed products - Gamunex	909,396	(31,125)	(16,768)	861,503

Intangible assets recognised relate to products acquired from Talecris and comprise the rights on the Gamunex product, its commercialisation and distribution licence, trademark, as well as relations with hospitals. Each of these components are closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process.

The estimated useful life of the currently marketed products is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortised on a straight-line basis.

At 31 December 2012 the residual useful life of currently marketed products is 28 years and 5 months (29 years and 5 months at 31 December 2011).

(a)         Fully-amortised assets

The cost of fully-amortised intangible assets in use at 31 December 2012 and 2011 is Euros 74,356 thousand and Euros 63,899 thousand, respectively.

(b)         Self — constructed intangible assets

The Group has recognised Euros 14,734 thousand (Euros 11,290 thousand at 31 December 2011) as self-constructed assets.

(c) Purchase commitments

At 31 December 2012 the Group has property, plant and equipment purchase commitments amounting to Euros 764 thousand (Euros 452 thousand at 31 December 2011).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(d) Intangible assets with indefinite useful lives and development costs in progress

At 31 December 2012 the Group has licenses with indefinite useful lives under intangible assets for a carrying amount of Euros 24,921 thousand (Euros 25,283 thousand at 31 December 2011). The Group has also an amount of Euros 26,254 thousand as costs of development in progress (Euros 17,372 thousand at 31 December 2011).

(e)          Losses on disposal of intangible assets

Total losses incurred on disposals of intangible assets in 2012 amount to Euros 6.1 million (profit of Euros 1 million in 2011).

Impairment testing:

Indefinite-lived intangible assets have been allocated to the cash-generating unit (CGU) of the bioscience segment. These assets have been tested for impairment together with goodwill (see note 7).

(9)         Property, Plant and Equipment

Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2012 and 2011 are included in Appendix IV, which forms an integral part of this note to the consolidated annual accounts.

Property, plant and development under construction at 31 December 2012 and 2011 mainly comprise investments made to extend the companies’ equipments and to increase their productive capacity.

a)             Insurance

Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2012 the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group’s assets.

b)         Profit on disposal of property, plant and equipment

In July 2012 the Group sold the Melville fractionation plant for US Dollars 22.7 million (Euros 18.3 million) to Kedrion, generating a profit of Euros 0.6 million. The Group has a lease contract for this plant.

Total losses incurred on disposals of property, plant and equipment for 2012 amount to Euros 7.7 million (Euros 23.9 million in 2011).

c)              Assets under finance lease

The Group had contracted the following types of property, plant and equipment under finance leases at 31 December 2011:

	Thousands of Euros
Asset	Cost	Accumulated depreciation	Net value

Land and buildings	3,687	(1,175)	2,512
Plant and machinery	33,398	(5,744)	27,654

	37,085	(6,919)	30,166

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Group has contracted the following types of property, plant and equipment under finance leases at 31 December 2012:

	Thousands of Euros
Asset	Cost	Accumulated depreciation	Net value

Land and buildings	2,089	(540)	1,549
Plant and machinery	31,811	(8,988)	22,823

	33,900	(9,528)	24,372

Details of minimum lease payments and the present value of finance lease liabilities, disclosed by maturity date, are detailed in note 22 (a.1.3).

During 2011 the Group signed a number of contracts for the sale and leaseback of a production plant and the corresponding machinery and other equipment to third party companies California Biogrif 330, LP and LA 300 Biological Financing, LP, respectively.  The Group also entered into a 99-year lease contract with the same lessor for the land on which the plant sold is built. The lease for the plant was considered as an operating lease while the lease for the machinery and other equipment was considered a finance lease, taking into account the terms of the related purchase option (see note 9g (ii)).

d)             Fully-depreciated assets

The cost of fully depreciated property, plant and equipment in use at 31 December 2012 and 2011 is Euros 122,360 thousand and Euros 113,567 thousand, respectively.

e)              Self — constructed non-current assets

At 31 December 2012 the Group has recognised Euros 36,877 thousand as work carried out for property, plant and equipment (Euros 23,258 thousand at 31 December 2011).

f)               Purchase commitments

At 31 December 2012 the Group has property, plant and equipment purchase commitments amounting to Euros 24,774 thousand (Euros 26,950 thousand at 31 December 2011).

g)             Sale and leaseback of buildings

(i)                                     Sale and leaseback of Spanish properties

On 10 May 2011 the Group sold five properties located in Spain to Gridpan Invest, S.L., a wholly owned subsidiary of Scranton Enterprises, B.V., a shareholder of Grifols, S.A., for Euros 80.4 million (see note 33).These properties related to non-core assets such as offices, warehouses and factory premises. Two of the properties were sold together with their related mortgage loans for a total of Euros 53.5 million.

As a result of this operation, the Group incurred a net loss of Euros 7.4 million in 2011, which included Euros 2 million in brokerage fees paid to a related company (see note 33).  The prices paid for the properties were established based on appraisals made by independent appraisers.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At the same time, operating lease agreements for the aforementioned properties were entered into with Gridpan Invest, S.L., the key terms of which were as follows:

•                  Compulsory initial term of five years

•                  Initial rent established at market prices and subject to annual review, based on the percentage variation in the Spanish Consumer Price Index (CPI)

•                  Automatic extensions for five-year periods that can be terminated by either party by advance six months notice.

•                  Upon vacating the premises, Grifols will be compensated by the lessor for any on-site assets in which it has invested, insofar as these have a residual value and are not recoverable by Grifols.

Grifols also signed a purchase option on the shares of Gridpan Invest, S.L., which is exercisable between 10 May 2016 and 10 May 2017 and for which no consideration was required. The strike price will be calculated as the exercise date market value, as determined by independent appraisers.

The rental expense incurred by the Group in 2012 for these contracts amounted to Euros 8,020 thousand (Euros 4,909 thousand during 2011), coinciding fully with the minimum contractual payments.

(ii)                                  Sale and leaseback of properties, machinery and other equipment in the USA

Los Angeles, CA, USA

On 9 June 2011 the Group signed various contracts for the sale and leaseback of a production plant located in Los Angeles, CA, USA with its machinery and other equipment to institutional investors California Biogrif 330, LP and LA 300 Biological Financing, LP, respectively.  The Group also entered into a 99-year lease contract with the same lessor for the land on which the plant sold is built. An amount of US Dollars 35.4 million (Euros 24.6 million) was received for the sale of the plant, whilst an amount of US Dollars 23.8 million (Euros 16.5 million) was received for the sale of the machinery and other equipment.

The plant lease was considered an operating lease whilst the lease on the machinery and other equipment was considered a finance lease in accordance with the terms of the purchase option. As a result of the sale of the plant, the Group incurred a net loss of US Dollars 2.4 million in 2011 (Euros 1.3 million), mainly due to the expenses incurred by the Group during the operation.

The main terms of the plant operating lease contract are as follows:

•                  Compulsory initial term of 20 years

•                  Initial rent established at market prices and subject to an annual 3% increase. On the first day of the sixth year, the rent remaining up until the 20th year will be paid in advance.

•                  Option to extend the lease by a ten-year period at the discretion of the Grifols Group.

•                  Awarding of purchase options in the sixth and 20th years at a market price to be determined by independent appraisers.

The main terms of the finance lease contract for the machinery and other equipment are: a compulsory term of five years and sixty (60) monthly payments of US Dollars 529 thousand (Euros 369 thousand). The lease contract is non-extendable and anticipates the repurchase of the machinery and other equipment for the amount of US Dollars 1 on expiry of the lease term.

The rental expense incurred by the Group in 2012 for the operating lease contracts amounted to Euros 1,878 thousand (Euros 1,076 thousand in 2011), coinciding fully with the minimum contractual payments.

North Carolina, NC, USA

On 29 December 2011, the Group signed a number of contracts for the sale and leaseback of certain buildings and equipment under construction (jointly denominated “New Fractionation Facility” or “NFF”), located in Clayton, North Carolina (USA), with the related company Scranton Enterprises USA, Inc, (hereinafter “Scranton”) (see note 33).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The sale price was US Dollars 199 million (Euros 152 million), which has been collected as follows:

•                  In December 2011 the Group received US Dollars 115 million (Euros 88 million).

•                  In June 2012 the Group received the whole outstanding amount for a total of US Dollars 84 million (Euros 67 million) (see note 13).

As a result of the transaction, the Group recognised a net loss of US Dollars 12.1 million (Euros 8,9 million) in 2011, primarily due to the brokerage fees paid to a related company, which amounted to US Dollars 10 million (see note 33).

The main terms of the operating lease contract for the building are as follows:

•                  Compulsory initial lease term: eight years

•                  The annual rent was established at a minimum of US Dollars 20.5 million, subject to annual increases in line with inflation.

•                  Option enabling Grifols to renew and extend the contract for a further five years.

•                  Automatic renewal for additional five-year periods unless one of the parties gives six months’ notice to the contrary.

•                  Upon vacating the premises, Grifols will be compensated by the lessor for any on-site assets in which it has invested, insofar as these have a residual value and are not recoverable by Grifols.

•                  Scranton Enterprises USA Inc. has required Grifols to lodge a cash or bank guarantee of US Dollars 25 million.

The main terms of the lease contract for the land on which the NFF building is located are as follows:

•                  Initial lease period: 99 years

•                  The annual rent has been established at a minimum of US Dollars 1 per year.

The Group contracted a purchase option on the shares of Scranton Investments, B.V., a shareholder of Scranton Enterprises USA, Inc. This option, which has a cost of US Dollars 4 million (see note 11), can be exercised on the date on which the license is granted by the Food and Drug Administration (FDA), at five and ten years from that date, and on the expiry date of the lease contract. The purchase price will vary depending on the market value determined on the date the option is exercised.

The rental expense incurred by the Group in 2012 relating to operating lease contracts amounted to Euros 16,037 thousand, an amount which fully corresponded to the minimum contractual payments.

(10)      Equity Accounted Investments

Details of and movement in this caption in the consolidated balance sheet at 31 December 2011 are as follows:

	Thousands of Euros
	Balances at 31/12/10	Share in profit/loss	Additions	Balances at 31/12/11

Equity accounted investments	598	(1,064)	1,467	1,001

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of and movement in this caption of the consolidated balance sheet at 31 December 2012 are as follows:

	Thousands of Euros
	Balances at 31/12/11	Share in profit/loss	Additions	Balances at 31/12/12

Equity accounted investments	1,001	(1,407)	2,972	2,566

Summarised financial information on the equity accounted investments is as follows:

		Percentage	Thousands of Euros
	Country	ownership	Assets	Liabilities	Equity	Result

31/12/2011
Nanotherapix, S.L.	Spain	51%	3,364	1,401	1,963	(672)

31/12/2012
VCN Bioscience, S.L.	Spain	40%	752	427	325	(803)
Nanotherapix, S.L.	Spain	51%	3,579	860	2,719	(715)

			4,331	1,287	3,044	(1,518)

(11)      Non-Current Financial Assets

Details of this caption of the consolidated balance sheet at 31 December 2012 and 2011 are as follows:

	Thousands of Euros
	31/12/12	31/12/11

Non-current guarantee deposits	3,203	3,555
Non-current derivatives (note 32)	4,502	3,091
Loans to third parties	5,420	5,755
Other non-current financial assets (note 9 (g) ii))	3,401	—

Total non-current financial assets	16,526	12,401

Loans to third parties primarily comprise three mortgage loans extended to the owners of several plasma centres. These loans have a term of 20 years, bear interest at fixed rates and have been secured with mortgage collateral and personal guarantees.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(12)       Inventories

Details of inventories at 31 December are as follows:

	Thousands of Euros
	2012	2011

Goods for resale	95,845	89,562
Raw materials and other supplies	342,536	360,977
Work in progress and semi-finished goods	372,520	390,813
Finished goods	232,484	224,531

	1,043,385	1,065,883

Less, inventory provision	(44,741)	(35,542)

	998,644	1,030,341

Net purchases include purchases made in the following non Euro functional foreign currencies:

	Thousands of Euros
	2012	2011

US Dollar	467,840	320,535
Other currencies	7,086	8,273

Movement in the inventory provision was as follows:

	Thousands of Euros
	2012	2011

Balance at 1 January	35,542	4,584
Net charge for the year	13,019	7,333
Business combinations	4,036	37,668
Net cancellations for the year	(8,567)	(17,315)
Translation differences	711	3,272

Balance at 31 December	44,741	35,542

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(13)       Trade and other receivables

Details at 31 December 2012 and 2011 are as follows:

	Thousands of Euros
	31/12/12	31/12/11

Trade receivables	366,022	408,263

Sundry receivables	20,272	91,976
Associates (note 33)	26	17
Personnel	315	294
Advances for fixed assets	147	228
Other advances	5,506	5,843
Public entities, other receivables	17,567	10,258

Other receivables	43,833	108,616

Current income tax assets	37,318	15,110

	447,173	531,989

Trade receivables

Trade receivables, net of the provision for bad debts and provisions for discounts (see note 25), include notes receivable discounted at banks and pending maturity at 31 December 2012, which amount to Euros 1,129 thousand (Euros 1,153 thousand at 31 December 2011).

At the end of June 2012 the Group received an amount of Euros 157 million from the Spanish Government relating to receivables from the Social Security, of which Euros 109 million of which comprise receivables previously sold to a financial institution.

The Spanish Government imposed the condition that the interest owed by the Social Security authorities should be waived, in order to collect the principal of the receivables. The Group has recognised a loss of approximately Euros 11.6 million in its financial statements for the interest claimed from the Social Security authorities which has been waived and included under finance costs for 2012.

Trade receivables include balances in the following non Euro foreign functional currencies:

	Thousands of Euros
	31/12/12	31/12/11
Functional currency
US Dollar	158,182	149,059
Chilean Peso	23,050	12,574
Mexican Peso	6,124	11,982
Argentinean Peso	6,917	4,919
Brazilian Real	3,696	3,339
Czech Crown	2,141	2,658
Pound Sterling	3,524	3,017
Thai Baht	1,647	1,514
Polish Zloty	1,695	2,668
Australian Dollar	940	2,648
Other currencies	3,688	2,071

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Other receivables

At 31 December 2011 other receivables included US Dollars 84 million (Euros 67 million) receivable from Scranton Enterprises USA, Inc in respect of the sale of the property included in the NFF transaction. This amount has been fully collected during the first half of 2012 (see note 9 g(ii)).

During 2012 and 2011 certain Spanish companies of the Grifols Group have sold receivables from several public entities, without recourse, to Deutsche Bank, S.A.E. Under these contracts, the Group receives an initial payment which usually amounts to approximately 90% of the nominal amount of the receivables sold less the associated transaction costs. The deferred collection (equivalent to the rest of the nominal amount) will be made by the Group once Deutsche Bank has collected the nominal amount of the receivables (or the interest, if the balances are received after more than 36 months, depending on the terms of each particular contract) and this amount is recognised in the balance sheet as a balance receivable from Deutsche Bank. The deferred amount (equivalent to the continuing involvement) represents an amount of Euros 6,132 thousand at 31 December 2012 (Euros 19,286 thousand at 31 December 2011), which does not differ significantly from its fair value and coincides with the amount with maximum exposure to losses. Deutsche Bank makes the initial payment when the sale is completed and therefore, the bad debt risk associated with this part of the nominal amount of the receivables is transferred. The Group has transferred the credit risk and control of the receivables to Deutsche Bank and has therefore derecognised the asset transferred, as the risks and rewards inherent to ownership have not been substantially retained.

Certain foreign Group companies and one Spanish company have also entered into a contract to sell receivables without recourse to various financial institutions.

Total balances receivable without recourse sold to financial institutions through the aforementioned contracts in 2012 amount to Euros 197 million (Euros 157 million in 2011).

The finance cost of these operations for the Group totals approximately Euros 7,406 thousand which has been recognised under finance costs in the consolidated income statement for 2012 (Euros 6,185 thousand in 2011) (see note 28).

Details of balances with related parties are shown in note 33.

Receivables from public administrative entities are as follows:

	Thousands of Euros
	31/12/12	31/12/11

Taxation authorities, VAT	14,101	9,258
Social Security	89	82
Public entities, grants	2,683	—
Other public entities	694	918

Public entities, other receivables	17,567	10,258

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Current Income tax assets

Current tax assets are as follows:

	Thousands of Euros
	31/12/12	31/12/11

Recoverable income tax:
Current year	29,884	9,528
Prior years	7,434	5,582

Current income tax assets	37,318	15,110

(14)       Other Current Financial Assets

Details of this caption of the consolidated balance sheet at 31 December 2012 and 2011 are as follows:

	Thousands of Euros
	31/12/12	31/12/11

Current financial investments	—	10,608
Guarantee deposits	192	—
Current loans to third parties	268	2,677
Financial derivatives (note 32)	—	3,619

Total other current financial assets	460	16,904

“Current financial investments” included current guarantee deposits held in financial institutions.

(15)       Other Current Assets

Details of this caption of the consolidated balance sheet at 31 December 2012 and 2011 are as follows:

	Thousands of Euros
	31/12/12	31/12/11

Prepaid expenses – professional services	5,436	2,188
Prepaid expenses – insurance	4,063	1,276
Prepaid expenses - leases	2,357	1,759
Other prepaid expenses	3,104	4,172

Total other current assets	14,960	9,395

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(16)       Cash and Cash Equivalents

Details of this caption of the consolidated balance sheet at 31 December 2012 and 2011 are as follows:

	Thousands of Euros
	31/12/12	31/12/11

Current deposits	296,437	52,908
Cash and Banks	176,890	287,678

Total cash and cash equivalents	473,327	340,586

During 2011 the Group performed certain financing and/or investment operations that did not require the use of cash or cash equivalents:

•                  The Group sold properties in Spain and the US for an amount of Euros 214 million (excluding the outstanding balance of Euros 63 million). These properties had mortgages of Euros 53.5 million and the net cash inflow for these transactions amounted to Euros 160 million (see note 9 g). During 2012 the Group has collected the total amount receivable of Euros 67 million.

•                  Part of the payment for the acquisition of Talecris was made through the distribution of Class B shares (see note 3 (c)). The issue of Class B shares had no impact on cash.

Details of cash and cash equivalents at 31 December 2012 and 2011 by functional currency are as follows:

	Thousands of Euros
	31/12/12	31/12/11
Functional currency

Euro	115,682	105,308
US Dollar	345,055	225,053
Other currency	12,590	10,225

	473,327	340,586

(17)       Equity

Details of consolidated equity and changes are shown in the consolidated statement of changes in equity.

(a)                Share capital

At the extraordinary general shareholders’ meeting held on 25 January 2011, the shareholders of Grifols agreed to increase share capital by issuing 83,811,688 new shares without voting (Class B shares) rights to complete the acquisition of Talecris. The Class B non-voting shares were listed on the NASDAQ (USA) and the Spanish Automated Quotation System (SIBE/Continuous Market).

On 1 June 2011 the Company announced that the “Nota sobre Acciones” (Securities Note) requested for the flotation of Class B Shares was registered. Grifols requested the flotation of the Class B Shares on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, as well as on the Spanish Automated Quotation System (“mercado continuo”) and, through the American Depositary Shares (ADSs), on the National Association of Securities Dealers Automated Quotation (NASDAQ). The trading of Class B Shares on the Spanish Automated Quotation System and the ADSs on the NASDAQ started on 2 June 2011.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At the extraordinary general shareholders’ meeting held on 2 December 2011, the shareholders of Grifols agreed to increase share capital by Euros 2,969 thousand with a charge to voluntary reserves by issuing 29,687,658 new shares without voting rights to remunerate the shareholders.

The total transaction costs incurred by the Group in relation to the aforementioned capital increases amounted to Euros 2,870 thousand at 2011.

At 31 December 2012, the Company’s share capital amounts to Euros 117,882,384 and comprises:

•                  Class A shares: 213,064,899 ordinary shares of Euros 0.50 par value each, subscribed and fully paid and of the same class and series.

•                  Class B shares: 113,499,346 non-voting preference shares of 0.10 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws.

On 4 December 2012, the shareholders of Grifols approved a share capital increase through the issue of 16,328,212 new class B shares without voting rights and with a charge to voluntary reserves. This issue was raised in public deed on 4 January 2013 and the shares were traded on the four Spanish stock exchanges and the Spanish Automated Quotation System on 14 January 2013 (see note 36).

The fair value of the Class B shares issued in June 2011 was estimated based on their market value during the first few weeks of listing as they were first listed on 2 June 2011. The positive difference, totalling Euros 52,864 thousand, arose from the difference between their fair value assigned by deed (Euros 776,935 thousand) and their fair value (Euros 829,799 thousand), and was recognised in reserves.

The main characteristics of the Class B shares are as follows:

•                  Each Class B share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each year equal to Euros 0.01 per Class B share if the aggregate preferred dividend does not exceed the distributable profits for that year and provided that the distribution of dividends has been approved by the Company’s shareholders. This preferred dividend is not cumulative if no sufficient distributable profits are obtained in the year.

•                  Each Class B share is entitled to receive, in addition to the preferred dividend referred to above, the same dividends and other distributions as one Grifols ordinary share.

•                  Each Class B share entitles the holder to its redemption under certain circumstances, if a tender offer for all or part of the shares in the Company has been made, except if holders of Class B shares have been entitled to participate in such an offer on the same terms as holders of Class A shares. The redemption terms and conditions reflected in the Company’s by-laws limit the amount that may be redeemed, requiring that sufficient distributable reserves be available, and limit the percentage of shares to be redeemed in line with the ordinary shares to which the offer is addressed.

•                  In the event the Company were to be wound up and liquidated, each Class B share entitles the holder to receive, before any amounts are paid to holders of ordinary shares, an amount equal to the sum of (i) the par value of each Class B share, and (ii) the share premium paid for the Class B share when it was subscribed. Each holder is entitled to receive, in addition to the Class B liquidation preference amount, the same liquidation amount that is paid for each ordinary share.

These shares are freely transferable.

Since 23 July 2012 the ADSs (American Depositary Shares) representing Grifol’s Class B shares (non-voting shares) have had an exchange ratio of 1:1 in relation to Class B shares, ie. 1 ADS represents 1 Class B share. The previous ratio was 2 ADSs per 1 Class B share.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Company only has information on the identity of its shareholders when this information is provided voluntarily or to comply with prevailing legislation. Based on the information available to the Company, its shareholders representing more than 10% of the Company’s total capital at 31 December 2012 and 2011 are as follows:

	Percentage ownership
	31/12/12	31/12/11

Capital Research and Management Company	9.98%	15.02%
Other	90.02%	84.98%

	100.00%	100.00%

(b)       Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated annual accounts.

(c)        Accumulated gains

The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies. At 31 December 2012, Euros 33,097 thousand equivalent to the carrying amount of development costs pending amortisation of certain Spanish companies (Euros 29,705 thousand at 31 December 2011) (see note 8) are, in accordance with applicable legislation, restricted reserves which cannot be distributed until these development costs have been amortised.

(d)       Other reserves

At 31 December 2012 and 2011 other reserves include the EU-IFRS first-time adoption revaluation reserves and legal reserve of certain Group companies.

Legal reserve

Companies in Spain are obliged to transfer 10% of each year’s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase.

At 31 December 2012 the legal reserve of the Company amounts to Euros 21,323 thousand (Euros 21,306 thousand at 31 December 2011).

Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2012 and 2011 the balance of the legal reserve of other Spanish companies amounts to Euros 2,106 thousand.

Other foreign Group companies have a legal reserve amounting to Euros 587 thousand (Euros 687 thousand at 31 December 2011).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(e)        Treasury stock

Movement in Class A treasury stock during 2011 is as follows:

	No. of Class A shares	Thousands of Euros

Balance at 1 January 2011	158,326	1,927
Acquisitions	—	—

Balance at 31 December 2011	158,326	1,927

The Company received 15,832 Class B shares from the share capital increase approved by the shareholders at the extraordinary general shareholders’ meeting held on 2 December 2011 (see section (a) of this note).

Movement in Class A treasury stock during 2012 is as follows:

	No. of Class A shares	Thousands of Euros

Balance at 1 January 2012	158,326	1,927

Acquisitions Class A	210,257	5,192
Disposals Class A	(210,257)	(4,061)

Balance at 31 December 2012	158,326	3,058

Movement in Class B treasury stock during 2012 is as follows:

	No. of Class B shares	Thousands of Euros

Balance at 1 January 2012	15,832	—

Acquisitions Class B	250	2

Balance at 31 December 2012	16,082	2

The Parent holds Class A and B treasury stock equivalent to 0.05% of its capital at 31 December 2012 and 2011.

(f)         Distribution of profits

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

Grifols will not be able to distribute dividends while the leverage ratio (net financial debt/adjusted EBITDA) is higher than 4.5.

The board of directors will propose to the shareholders at their annual general meeting that the profit of the Parent Grifols, S.A. for the year ended 31 December 2012, amounting to Euros 52,369 thousand, be transferred to reserves (accumulated gains).

The distribution of the profit for the year ended 31 December 2011 is presented in the consolidated statement of changes in equity.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(g)       Cash flow hedges

In June and October 2011 Grifols contracted variable to fixed interest-rate swaps for initial nominal amounts of US Dollars 1,550 million and Euros 100 million, respectively, to hedge interest-rate risk on its senior debt. The Group has recognised these financial derivatives as cash flow hedges (see notes 5 (a) and 32).

Ineffectiveness arising from cash flow hedges recognised as finance income and cost in the consolidated income statement (statement of comprehensive income) for 2012 totals Euros 226 thousand.

(18)                Earnings per Share

The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares in circulation throughout the year, excluding treasury stock.

Details of the calculation of basic earnings per share are as follows:

	2012	2011

Profit for the year attributable to equity instrument holders of the Parent (thousands of Euros)	256,686	50,307
Weighted average number of ordinary shares in circulation	342,701,194	308,036,270

Basic earnings per share (Euros per share)	0.75	0.16

The weighted average number of ordinary shares issued is determined as follows:

	Number of shares
	2012	2011

Issued ordinary shares at 1 January	342,709,051	258,897,363
Effect of shares issued	—	49,138,907
Effect of treasury stock	(7,857)	—

Average weighted number of ordinary shares issued at 31 December	342,701,194	308,036,270

Diluted earnings per share are calculated by dividing profit for the year attributable to shareholders of the Parent by the weighted average number of ordinary shares in circulation considering the diluting effects of potential ordinary shares. At 31 December 2012 and 2011 basic and diluted earnings per share are the same as no potential diluting effects exist.

During 2012 the number of shares has changed with no effect on the Company’s resources. Ordinary and diluted basic earnings have been adjusted by the capital increase taking place subsequent to 2012 close and before the issue of these consolidated annual accounts. The number of shares has also been adjusted as though this change had occurred at the beginning of the aforementioned period, whereby 2011 figures have been re-expressed.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(19)                Non-Controlling Interests

Details of non-controlling interests and movement at 31 December 2011 are as follows:

	Thousands of Euros
	Balances at 31/12/10	Additions	Disposals	Acquisition of non- controlling interest	Translation differences	Balances at 31/12/11

Grifols (Thailand) Pte Ltd	1,717	197	(108)	—	(36)	1,770
Grifols Malaysia Sdn Bhd	681	38	—	—	(2)	717
Woolloomooloo Holdings Pty Ltd.	11,952	(314)	(105)	(11,645)	112	—

	14,350	(79)	(213)	(11,645)	74	2,487

Details of non-controlling interests and movement at 31 December 2012 are as follows:

	Thousands of Euros
	Balances at 31/12/11	Additions	Business Combination /Addition to consolidated Group	Disposals	Translation differences	Balances at 31/12/12

Grifols (Thailand) Pte Ltd	1,770	22	—	(59)	28	1,761
Grifols Malaysia Sdn Bhd	717	(16)	—	—	12	713
Araclón Biotech, S.A.	—	(1,316)	2,188	—	—	872
Medion Grifols Diagnostic AG	—	23	—	—	5	28
GRI-CEI S/A	—	(22)	679	—	(58)	599

	2,487	(1,309)	2,867	(59)	(13)	3,973

(20)                Grants

Details are as follows:

	Thousands of Euros
	31/12/12	31/12/11

Capital grants	4,826	1,158
Interest-rate grants (preference loans)	1,029	208

Grants	5,855	1,366

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of capital grants are as follows:

	Thousands of Euros
	31/12/12	31/12/11

Total amount of capital grant:
Prior years	6,144	5,797
Current period	4,207	347

	10,351	6,144
Less, revenues recognised:
Prior years	(4,781)	(3,752)
Current year	(528)	(1,029)

	(5,309)	(4,781)

Translation differences	(216)	(205)

Net value of capital grants	4,826	1,158

Interest-rate grants (preference loans) reflect the implicit interest on loans extended by the Spanish Ministry of Science and Technology as these are interest free.

Movement for 2011 is as follows:

	Thousands of Euros
	Balances at 31/12/10	Additions	Transfers to profit or loss	Balances at 31/12/11

Interest-rate grants (preference loans)	258	225	(275)	208

Movement for 2012 is as follows:

	Thousands of Euros
	Balances at 31/12/11	Additions	Transfers to profit or loss	Balances at 31/12/12

Interest-rate grants (preference loans)	208	1,255	(434)	1,029

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(21)                Provisions

Details of provisions at 31 December 2012 and 2011 are as follows:

	Thousands of Euros
	31/12/12	31/12/11
Non-current provisions (a)

Provisions for pensions and similar obligations	2,049	8,554
Other provisions	1,299	2,498

Non-current provisions	3,348	11,052

	Thousands of Euros
	31/12/12	31/12/11
Current provisions (b)

Trade provisions	55,139	81,112

Current provisions	55,139	81,112

(a) Non-current provisions

At 31 December 2012 and 2011 provisions for pensions and similar obligations mainly comprise a provision made by certain foreign subsidiaries in respect of labour commitments with certain employees.

Movement in provisions during 2011 is as follows:

	Thousands of Euros
	Balances at	Business			Translation	Balances at
	31/12/10	Combination	Net charge	Cancellations	differences	31/12/11

Non-current provisions	1,378	9,250	1,848	(2,254)	830	11,052
		(note 3 (c))

Movement in provisions during 2012 is as follows:

	Thousands of Euros
	Balances at				Translation	Balances at
	31/12/11	Net charges	Cancellation	Reclassifications	differences	31/12/12

Non-current provisions	11,052	(695)	(470)	(6,641)	102	3,348

Business combinations primarily comprise provisions for pensions and other similar items.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Current provisions

Movement in trade provisions during 2011 is as follows:

	Thousands of Euros
	Balances at 31/12/10	Business Combination	Net charge	Cancellations	Translation differences	Balances at 31/12/11

Trade provisions	4,365	67,965	2,045	(1,117)	7,854	81,112
		(note 3 (c))

Movement in trade provisions during 2012 is as follows:

	Thousands of Euros
	Balances at 31/12/11	Business Combination	Net charge	Cancellations	Reclassifications	Translation differences	Balances at 31/12/12

Trade provisions	81,112	773	(2,158)	(37,758)	12,601	569	55,139
		(note 3 (c))

At 31 December 2011 trade provisions, arising from the Talecris business combination, included US Dollars 46.6 million (Euros 36 million) relating to litigation with Plasma Centers of America, LLC (PCA) and G&M Crandall Limited Family Partnership. During the third quarter of 2012, this litigation ended and the Group has paid a total of US Dollars 45 million (Euros 36.8 million). As a result of the reversal of the provision made prior to payment, the Group realised a net profit of US Dollars 3.2 million (Euros 2.6 million). This profit is included under selling, general and administration expenses in the income statement (see note 31 (e)).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(22)                Financial liabilities

This note provides information on the contractual conditions of the loans obtained by the Group, which are measured at amortised cost, except the financial derivatives, which are measured at fair value. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 32.

(a) Non-current financial liabilities

Details at 31 December 2012 and 2011 are as follows:

	Thousands of Euros
	31/12/12	31/12/11
Non-current financial liabilities

Non-current bonds (a.1.1)	727,608	736,523

Senior secured debt (a.1.2)	1,807,339	2,021,424
Other loans	33,449	26,661
Finance lease liabilities (a.1.3)	17,592	24,617

Loans and borrowings	1,858,380	2,072,702

Loans and borrowings and bonds or other non-current marketable securities (a.1)	2,585,988	2,809,225

Financial derivatives (note 32)	93,515	127,875
Other financial liabilities	11,316	8,688
Other non-current financial liabilities (a.2)	104,831	136,563

	2,690,819	2,945,788

(a.1) Loans and borrowings, bonds and other marketable securities

(a.1.1) Bonds

On 13 January 2011, the Group concluded its planned issue of High Yield Senior Unsecured corporate bonds for an amount of US Dollars 1,100 million, with a seven-year maturity period (2018) and an annual coupon of 8.25%. This issue, in conjunction with the already completed syndicated loan described in paragraphs below enabled the Group to obtain the necessary funds to finance the acquisition of Talecris (see note 3 (c)) on 2 June 2011. In November 2011 the Group registered its corporate bonds in the Securities Exchange Commission (SEC) using form F4.

On 2 June 2011 and in accordance with the requirements of the new credit agreement, the Group cancelled corporate bonds amounting to US Dollars 600 million and recognised all the transaction-related costs in profit and loss. The costs of cancelling the corporate bonds amounted to Euros 112 million. These costs were included as transaction costs as this was one of the necessary requirements for obtaining additional financing. These costs, together with other costs deriving from the debt issue (underwriting fees, ticking fees, closing fees etc.) were deferred as transaction costs and will be taken to profit or loss in accordance with the effective interest rate.

Unamortised financing costs of senior unsecured corporate bonds amounted to Euros 106 million at 31 December 2012 (Euros 134 million at 31 December 2011).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of movement in the corporate bonds at 31 December 2011 are as follows:

	Thousands of Euros
	Opening balance at 01/01/11	Issues	Buy back	Translation differences	Closing balance at 31/12/11

Corporate bonds issued in 2010	446,918	—	(415,270)	(31,648)	—
High yield senior unsecured corporate bonds (nominal amount)	—	761,088	—	89,055	850,143

Total	446,918	761,088	(415,270)	57,407	850,143

Details of movement in the corporate bonds at 31 December 2012 are as follows:

	Thousands of Euros
	Opening balance at 01/01/12	Issues	Buy back	Translation differences	Closing balance at 31/12/12

High yield senior unsecured corporate bonds (nominal amount)	850,143	—	—	(16,431)	833,712

Total	850,143	—	—	(16,431)	833,712

(a.1.2) Other non-current loans and borrowings

Appendix V provides details of the main characteristics of non-current loans and borrowings.

On 23 November 2010 the Company signed senior debt agreements of US Dollars 3,400 million for the purchase of Talecris. On 29 February 2012 the Company closed the negotiations to amend and improve the terms and conditions of the senior debt.  The present value discounted from cash flows under the new agreement, including costs for fees paid and discounted using the original effective interest rate differs by less than 10% of the present value discounted from cash flows remaining in the original debt, whereby the new agreement is not substantially any different to the original agreement.

The costs of refinancing the senior debt have amounted to Euros 43.8 million. The modification of the terms in the embedded derivatives of the senior debt has formed part of the refinancing (see note 32) and the resulting change in the fair values amounting to Euros 65 million have reduced the financing cost.  Based on an analysis of the quantitative and qualitative factors, the Group has concluded that the renegotiation of conditions of the senior debt does not trigger a derecognition of the liability.  Therefore, the net amount of the financing cost has reduced the previous amount recognised and will form part of the amortised cost over the duration of the debt. Unamortised financing costs from the senior unsecured debt amount to Euros 190 million at 31 December 2012 (Euros 281 million at 31 December 2011).

The main amendments are basically as follows:

•                 Reduction of interest rates, retranching (US Dollars 600 million from Tranche A to Tranche B) and modification of the embedded floor;

•                 Removal of covenants relating to limitations in fixed assets investments and the debt service coverage ratio;

•                 Amendment to the leverage ratio limiting the distribution of dividends, improving from the current 3.75 to the new ratio of 4.5, as well as relaxing certain conditions relating to certain contracts;

The Group has repaid in advance approximately US Dollars 240 million from the non-current senior debt during 2012.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The new terms and conditions of the senior secured debt are as follows:

•                  Non-current senior debt Tranche A: loan repayable in five years and divided into two tranches: US Tranche A and Tranche A in Euros.

•                  US Tranche A:

•                  Initial principal totalling US Dollars 600 million.

•                  Margin of 325 basis points (bp) linked to US Libor.

•                  No US Libor floor.

•                  Tranche A in Euros:

•                  Initial principal totalling Euros 220 million.

•                  Margin of 350 basis points (bp) linked to Euribor.

•                  No Euribor floor.

Details of the Tranche A principal by maturity at 31 December 2012 are as follows:

	Tranche A in US Dollars			Tranche A in Euros
Maturity	Currency	Amortisation in thousands of US Dollars	Amortisation in thousands of Euros	Currency	Amortisation in thousands of Euros

2013	US Dollars	63,750	48,317	Euros	23,375
2014	US Dollars	90,000	68,213	Euros	33,000
2015	US Dollars	292,500	221,692	Euros	107,250
2016	US Dollars	97,500	73,897	Euros	35,750

Total	US Dollars	543,750	412,119	Euros	199,375

•                  Non-current senior debt Tranche B: Six-year loan divided into two tranches: US Tranche B and Tranche B in Euros.

•                  US Tranche B:

•                  Initial principal of US Dollars 1,700 million.

•                  Margin of 350 basis points (bp) linked to US Libor (325 bp if leverage ratio is less than 3.25x).

•                  US Libor floor of 1%.

•                  Tranche B in Euros:

•                  Initial principal of Euros 200 million.

•                  Margin of 350 basis points (bp) linked to Euribor (325 bp if the leverage ratio is less than 3.25x).

•                  Euribor floor of 1%.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of the Tranche B principal by maturity at 31 December 2012 are as follows:

	Tranche B in US Dollars			Tranche B in Euros
Maturity	Currency	Amortisation in thousands of US Dollars	Amortisation in thousands of Euros	Currency	Amortisation in thousands of Euros

2013	US Dollars	22,000	16,674	Euros	2,000
2014	US Dollars	22,000	16,674	Euros	2,000
2015	US Dollars	22,000	16,674	Euros	2,000
2016	US Dollars	22,000	16,674	Euros	2,000
2017	US Dollars	1,590,000	1,205,093	Euros	190,000

Total	US Dollars	1,678,000	1,271,789	Euros	198,000

•                  Senior revolving credit facility: Maturing on 1 June 2016.  At 31 December 2012 no amount has been drawn down on this facility.

•                  US revolving credit facility

•                  Amount committed: US Dollars 35 million

•                  Margin of 325 basis points (bp) linked to US Libor

•                  US multicurrency revolving credit facility:

•                  Amount committed: US Dollars 140 million

•                  Margin of 325 basis points (bp) linked to US Libor

•                  Revolving credit facility in Euros:

•                  Amount committed: Euros 21.7 million

•                  Margin of 325 basis points (bp) linked to Euribor

The issue of senior unsecured corporate bonds and senior debt is subject to compliance with certain covenants: leverage ratio and interest coverage ratio. At 31 December 2012 the Group complies with these financial covenants.

In addition, the Company and Grifols Inc. have pledged their assets as collateral, and the shares of certain group companies have been pledged, to guarantee repayment of the senior debt.

Grifols will not be able to distribute dividends while the leverage ratio (net financial debt/adjusted EBITDA) is higher than 4.5.

Grifols, S.A., Grifols Inc. and other significant Group companies, act as guarantor for the corporate bonds (HYB). Significant Group companies are those companies that contribute 85% of earnings before interest, tax, depreciation and amortisation (EBITDA), 85% of the Group’s consolidated assets and 85% of total revenues, and those companies that represent more than 3% of the above mentioned indicators.

The Club Deal and other loans amounting to Euros 297 million were cancelled on 2 June 2011. All deferred costs associated with this cancelled debt were recognised as finance costs in conjunction with the hedge derivative related to the issue of corporate bonds in September 2009. Total expenses incurred for these items amount to Euros 9.4 million.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a.1.3) Finance lease liabilities

Details of minimum payments and the current finance lease liabilities, by maturity date, are as follows:

	Thousands of Euros
	31/12/12		31/12/11
	Current	Non-current	Current	Non-current

Minimum payments	9,119	20,394	9,886	29,925
Interest	(2,114)	(2,802)	(2,784)	(5,308)

Present value	7,005	17,592	7,102	24,617

	Thousands of Euros
	31/12/12			31/12/11
	Minimum payments	Interest	Present value	Minimum payments	Interest	Present value
Maturity at:
Less than one year	9,119	2,114	7,005	9,886	2,784	7,102
Two years	8,492	1,524	6,968	8,921	2,251	6,670
Three years	6,815	838	5,977	8,185	1,573	6,612
Four years	3,250	269	2,981	6,780	929	5,851
Five years	957	120	837	3,614	341	3,273
More than five years	880	51	829	2,425	214	2,211

Total	29,513	4,916	24,597	39,811	8,092	31,719

(a.1.4) Credit rating

On 9 July 2012 Moody’s Investors Service upgraded the credit rating of Grifols to Ba3, the rating of its senior secured debt to Ba2 and the rating of its corporate bond to B2. All the ratings have a positive outlook.

On 1 August 2012 Standard & Poor’s upgraded the global credit rating of Grifols from BB- to BB, with its senior secured debt being upgraded from BB to BB+ and its corporate bond being upgraded from B to B+. All the ratings have a stable outlook.

(a.2) Other non-current financial liabilities

Other non-current financial liabilities mainly include financial derivatives of Euros 93,515 thousand and interest-free loans extended by the Spanish Ministry of Science and Technology.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of preference loans extended to various Group companies are as follows:

		Thousands of Euros
			31/12/12		31/12/11
Company	Date awarded	Amount awarded	Non- current	Current	Non- current	Current

Instituto Grifols S.A	17/01/2003	1,200	—	—	—	165
Instituto Grifols S.A	13/11/2003	2,000	—	279	266	279
Instituto Grifols S.A	17/01/2005	2,680	359	375	702	375
Instituto Grifols S.A	29/12/2005	2,100	537	287	787	287
Instituto Grifols S.A	29/12/2006	1,700	638	234	831	234
Instituto Grifols S.A	27/12/2007	1,700	816	232	994	232
Instituto Grifols S.A	31/12/2008	1,419	871	195	1,026	195
Instituto Grifols S.A	16/01/2009	1,540	956	212	1,217	212
Instituto Grifols S.A	17/01/2011	700	547	—	529	—
Instituto Grifols S.A	29/02/2012	584	382	—	—	—
Instituto Grifols S.A	18/07/2012	2,443	1,644	—	—	—
Laboratorios Grifols, S.A	15/01/2003	220	—	—	—	30
Laboratorios Grifols, S.A	26/09/2003	300	—	41	39	41
Laboratorios Grifols, S.A	22/10/2004	200	27	28	52	28
Laboratorios Grifols, S.A	20/12/2005	180	46	25	67	25
Laboratorios Grifols, S.A	29/12/2006	400	148	54	191	54
Laboratorios Grifols, S.A	27/12/2007	360	149	42	181	42
Laboratorios Grifols, S.A	31/12/2008	600	347	78	409	78
Laboratorios Grifols, S.A	25/04/2012	225	154	—	—	—
Diagnostic Grifols, S.A	27/11/2008	857	124	129	243	129
Diagnostic Grifols, S.A	25/05/2010	203	59	31	88	31
Diagnostic Grifols, S.A	13/06/2011	278	80	42	119	42
Grifols Engineering, S.A.	21/04/2009	524	315	69	372	69
Grifols Engineering, S.A.	21/04/2009	203	122	27	144	27
Grifols Engineering, S.A.	28/01/2010	100	67	13	81	7
Araclón Biotech, S.L.	19/11/207	691	353	78	—	—
Araclón Biotech, S.L.	28/06/2011	1,978	1,254	194	—	—

		25,385	9,995	2,665	8,338	2,582

During 2012 the implicit borrowing costs taken to profit and loss amount to Euros 604 thousand (Euros 517 thousand in 2011) (see note 28).

Details of the maturity of other non-current financial liabilities are as follows:

	Thousands of Euros
	31/12/12	31/12/11
Maturity at:
Two years	54,387	56,396
Three years	29,719	37,116
Four years	14,415	25,869
Five years	4,003	12,446
More than five years	2,307	4,736

	104,831	136,563

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Current financial liabilities

Details at 31 December 2012 and 2011 are as follows:

	Thousands of Euros
	31/12/12	31/12/11
Current financial liabilities

Current bonds (b.1.1)	42,968	18,523

Senior unsecured debt	83,659	63,697
Other loans	55,703	58,467
Finance lease liabilities (a.1.3)	7,005	7,102

Loans and borrowings (b.1.2)	146,367	129,266

Loans and borrowings, bonds and other marketable securities (b.1)	189,335	147,789

Other current financial liabilities (b.2)	6,243	14,507

	195,578	162,296

Current loans and borrowings include accrued interest amounting to Euros 338 thousand (Euros 424 thousand at 31 December 2011).

(b.1) Loans and borrowings, bonds and other marketable securities

(b.1.1) Bonds

At 31 December 2012 and 2011 this caption includes the issue of bearer promissory notes to Group employees, as follows:

	31/12/11
	Issue date	Maturity date	Nominal amount per note (Euros)	Interest rate	Promissory notes subscribed (Thousands of Euros)	Buy back (Thousands of Euros)	Interest pending accrual (Thousands of Euros)

Issue of bearer promissory notes	05/05/11	04/05/12	3,000	5.00%	9,990	(30)	(165)

	31/12/12
	Issue date	Maturity date	Nominal amount per note (Euros)	Interest rate	Promissory notes subscribed (Thousands of Euros)	Buy back (Thousands of Euros)	Interest pending accrual (Thousands of Euros)

Issue of bearer promissory notes	04/05/12	04/05/13	3,000	5.00%	14,703	(156)	(238)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b.1.2) Current loans and borrowings

Details of current loans and borrowings are as follows:

	Interest	Thousands of Euros
	rate (*)	Drawn down
	Min — max	31/12/12	31/12/11
Loans in:
	US LIBOR+ 3.25%-
US Dollars	3.50%º	66,882	42,640
Euros	1.44%-6%	42,632	50,843
Other currencies	2.45%-12%	29,848	28,681

		139,362	122,164

Finance lease payables		7,005	7,102

		146,367	129,266

(*) Loans accrue variable interest rates.

At 31 December 2012 the Group has current unused credit facilities of Euros 346,803 thousand (Euros 426,426 thousand at 31 December 2011).

(b.2) Other current financial liabilities

At 31 December 2012 and 2011 other current financial liabilities also include approximately Euros 2,631 thousand and Euros 11,146 thousand, respectively, which have been collected directly from Social Security affiliated bodies and transferred to Deutsche Bank, S.A.E. (see note 13).

(23)                Trade and Other Payables

Details are as follows:

	Thousands of Euros
	31/12/12	31/12/11

Suppliers	228,405	280,722
Other payables	27,357	27,335
Current income tax liabilities	5,679	4,691

	261,441	312,748

Suppliers

Details of balances with related parties are shown in note 33.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Balances with suppliers include the following payables in foreign functional currencies:

	Thousands of Euros
	31/12/12	31/12/11
Functional currency

US Dollar	125,620	167,519
Pound Sterling	411	715
Czech Crown	1,186	815
Chilean Peso	3,902	957
Brazilian Real	508	673
Swiss Franc	577	908
Other currencies	3,169	1,961

The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 32.

Late payments to suppliers in Spain. “Reporting Requirement” Third Additional Provision of Law 15/2010 of 5 July 2010.

	Payments made and payable at the balance sheet date
	2012		2011
	Thousands of Euros	%	Thousands of Euros	%

Within maximum legal term	128,423	40%	136,790	47%
Other	195,509	60%	153,027	53%

Total payments for the year	323,932	100%	289,817	100%

Average weighted payment period exceeded (days)	25	—	27	—

Late payments exceeding maximum legal term at balance sheet date (thousands of Euros)	8,728	—	12,135	—

Other payables

Details are as follows:

	Thousands of Euros
	31/12/12	31/12/11

Taxation authorities, VAT/Canary Islands Tax	5,518	4,981
Taxation authorities, withholdings	3,798	3,216
Social Security	3,745	3,356
Other public entities	14,296	15,782

Other payables	27,357	27,335

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Current tax liabilities

Details are as follows:

	Thousands of Euros
	31/12/12	31/12/11

Taxation authorities, income tax:
Current year	2,684	3,521
Prior years	2,995	1,170

Current tax liabilities	5,679	4,691

(24)                Other Current Liabilities

Details at 31 December are as follows:

	Thousands of Euros
	31/12/12	31/12/11

Salaries payable	75,122	72,037
Other payables	2,917	15,449

Other current liabilities	78,039	87,486

(25)                Revenues

Revenues are mainly generated by the sale of goods.

The distribution of net consolidated revenues for 2012 and 2011 by segment is as follows:

	Thousands of Euros
	2012	2011

Bioscience	2,325,089	1,531,199
Diagnostic	134,341	117,358
Hospital	95,870	95,365
Raw materials and others	65,644	51,691

	2,620,944	1,795,613

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The geographical distribution of net consolidated revenues is as follows:

	Thousands of Euros
	2012	2011

United States + Canada	1,658,548	948,730
Spain	212,983	230,871
European Union	346,345	295,754
Rest of the world	371,618	289,732

Subtotal	2,589,494	1,765,087
Raw materials	31,450	30,526

Consolidated	2,620,944	1,795,613

Details of discounts and other reductions to gross income are as follows:

	Thousands of Euros
	31/12/12	31/12/11

Gross sales	2,741,405	1,901,171

Chargebacks	(34,102)	(38,248)
Cash discounts	(27,447)	(16,135)
Volume rebates	(29,391)	(25,079)
Medicare and Medicaid	(16,332)	(9,945)
Other discounts	(13,189)	(16,151)

Net sales	2,620,944	1,795,613

Movement in discounts and other reductions to gross income during 2011 were as follows:

	Thousands of Euros
	Chargebacks	Cash discounts	Volume rebates	Medicare	Other discounts	Total

Balance at 31 December 2010	—	1,150	3,229	2,957	833	8,169

Business combinations	2,466	1,199	7,506	6,352	—	17,523
Current estimate related to sales made in current and prior period	38,248	16,135	25,079	9,945	16,151	105,558	(1)
(Actual returns or credits in current period related to sales made in current period)	(35,145)	(16,698)	(16,561)	(5,336)	(15,472)	(89,212	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	(2,032)	—	(10,822)	(5,210)	(833)	(18,897	)(3)

Balance at 31 December 2011	3,537	1,786	8,431	8,708	679	23,141

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in discounts and other reductions to gross income during 2012 were as follows:

	Thousands of Euros
	Chargebacks	Cash discounts	Volume rebates	Medicare	Other discounts	Total

Balance at 31 December 2011	3,537	1,786	8,431	8,708	679	23,141

Current estimate related to sales made in current and prior period	34,102	27,447	29,391	16,332	13,189	120,461	(1)
Actual returns or credits in current period related to sales made in current period)	(27,655)	(25,277)	(20,345)	(10,212)	(13,189)	(96,678	)(2)
(Actual returns or credits in current period related to sales made in prior periods)	(3,663)	(1,645)	(9,841)	(8,495)	(679)	(24,323	)(3)
Translation differences	(15)	(191)	2,683	451	(30)	2,898

Balance at 31 December 2012	6,306	2,120	10,319	6,784	(30)	25,499

(1)         Net impact on income statement: estimate for the current year plus prior years’ adjustments. Adjustments made during the year corresponding to prior years’ estimates have not been significant.

(2)         Amounts recognised against provisions for the year.

(3)         Amounts recognised against prior years’ provisions.

Net consolidated revenues include net sales made in the following foreign functional currencies:

	Thousands of Euros
	2012	2011
Functional currency
US Dollar	1,874,044	1,097,667
Pound Sterling	39,599	35,653
Chilean Peso	34,950	26,328
Mexican Peso	28,256	24,992
Brazilian Real	22,089	21,241
Australian Dollar	7,565	28,654
Czech Crown	11,593	13,191
Argentinean Peso	17,731	13,981
Polish Zloty	11,382	13,099
Other currency	36,063	21,273

(26)                Personnel Expenses

Details of personnel expenses by function are as follows:

	Thousands of Euros
	2012	2011

Cost of sales	410,382	310,550
Research and development	59,925	38,626
Selling, general & administrative expenses	193,631	139,465

	663,938	488,641

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details by nature are as follows:

	Thousands of Euros
	2012	2011

Wages and salaries	534,554	394,714
Contributions to pension plans (note 31)	10,637	8,785
Other social charges	13,803	10,202
Social Security	104,944	74,940

	663,938	488,641

The average headcount during 2012 and 2011, by department, was approximately as follows:

	Average headcount
	2012	2011

Manufacturing	8,571	7,403
Research & development — technical area	693	315
Administration and others	777	562
General management	147	104
Marketing	133	106
Sales and distribution	787	609

	11,108	9,099

The headcount of the Group and the Company’s board of directors at 31 December 2011, by gender, is as follows:

	Number at 31/12/11
	Male	Female	Total number of employees

Directors	10	1	11
Manufacturing	3,966	4,772	8,738
Research & development — technical area	310	379	689
Administration and others	373	396	769
General management	81	67	148
Marketing	56	82	138
Sales and distribution	440	326	766

	5,236	6,023	11,259

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The headcount of the Group and the Company’s board of directors at 31 December 2012, by gender, is as follows:

	Number at 31/12/12
	Male	Female	Total number of employees

Directors	10	1	11
Manufacturing	3,991	4,801	8,792
Research & development — technical area	280	388	668
Administration and others	451	410	861
General management	76	80	156
Marketing	70	66	136
Sales and distribution	469	325	794

	5,347	6,071	11,418

(27)     Expenses by Nature

a)    Amortisation and depreciation

Expenses for the amortisation and depreciation of intangible assets and property, plant and equipment, incurred during 2012 and 2011 classified by functions are as follows:

	Thousands of Euros
	2012	2011

Cost of sales	66,200	49,297
Research and development	9,693	9,669
Selling, general & administrative expenses	53,233	31,673

	129,126	90,639

b)    Other operating income and expenses

Other operating expenses and income incurred during 2012 and 2011 by function are as follows:

	Thousands of Euros
	2012	2011

Cost of sales	210,817	186,665
Research and development	54,673	41,273
Selling, general & administrative expenses	308,738	242,733

	574,228	470,671

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details by nature are as follows:

	Thousands of Euros
	2012	2011

Change in trade provisions	9,135	3,809
Professional services	99,641	132,630
Commission	19,780	14,035
Supplies and auxiliary materials	80,461	70,282
Operating leases (nota 30a)	67,991	36,132
Freight	52,280	35,283
Repair and maintenance expenses	50,256	33,128
Advertising	43,429	40,236
Insurance	16,745	15,424
Royalties	5,824	6,163
Travel expenses	27,353	21,656
External services	49,222	20,487
Other	52,111	41,406

Other operating expenses	574,228	470,671

During 2011 costs of Euros 44.3 million arose from the acquisition of Talecris.

(28)     Finance Result

Details are as follows:

	Thousands of Euros
	2012	2011

Finance income	1,677	5,761

Finance costs from senior unsecured corporate bonds (note 22)	(96,711)	(48,759)
Finance costs from senior debt -tranche A (note 22)	(58,731)	(50,561)
Finance costs from senior debt -tranche B (note 22)	(103,687)	(57,692)
Club Deal	—	(1,473)
Finance costs from sale of receivables (note 13)	(7,406)	(6,185)
Finance costs on corporate bonds in USA (USPP)	—	(20,847)
Implicit interest on preference loans (note 22 a.2)	(604)	(517)
Capitalised interest	7,344	7,612
Other finance costs	(24,322)	(22,140)

Finance costs	(284,117)	(200,562)

Change in fair value of financial derivatives (note 32)	13,013	1,279
Impairment and profit/(losses) on disposal of financial instruments	2,107	(805)
Exchange differences	(3,409)	(3,447)

Finance income and costs	(270,729)	(197,774)

During 2012 the Group has capitalised interest at a rate of between 4.7% and 6.5% based on the financing received (between 2.9% and 7.1% during 2011) (see note 4 (f)).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(29)     Taxation

Grifols, S.A. is authorised to present a consolidated tax return with Diagnostic Grifols, S.A., Movaco, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Logister, S.A., Biomat, S.A., Grifols Viajes, S.A., Grifols International, S.A., Grifols Engineering, S.A., Arrahona Optimus, S.L. and Gri-Cel, S.A. Grifols, S.A., in its capacity as Parent, is responsible for the presentation and payment of the consolidated tax return. Under prevailing tax law, the Spanish companies pay 30% tax, which may be reduced by certain deductions.

The North American company Grifols Inc. is also authorised to present consolidated tax returns in the USA with Grifols Biologicals Inc., Grifols USA, LLC., Biomat USA, Inc., Plasmacare, Inc, Grifols Therapeutics Inc, Talecris Plasma Resources, Inc. and Talecris Biotherapeutics Overseas Services. The profits of the companies domiciled in the USA, determined in accordance with prevailing tax legislation, are subject to tax of approximately 37.5% of taxable income, which may be reduced by certain credits.

a)    Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

	Thousands of Euros
	2012	2011

Profit for the year before income tax	387,948	80,023
Tax at 30%	116,384	24,007
Permanent differences	3,965	11,111
Effect of different tax rates in US companies	24,291	6,665
Effect of different tax rates	3,172	(638)
Tax credits	(16,632)	(15,695)
Prior year income tax expense	(1,677)	(613)
Other income tax expenses/(income)	3,068	4,958

Total income tax expense	132,571	29,795

Deferred tax	97,018	(13,509)
Current tax	35,553	43,304

Total income tax	132,571	29,795

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

b)    Deferred tax assets and liabilities

Details of deferred tax assets and liabilities are as follows:

	Thousands of Euros
	Tax effect
	31/12/12	31/12/11
		(*)
Assets
Unrealised margin on inventories	19,993	14,704
Fixed assets and amortisation and depreciation	1,615	1,482
Inventories	878	800
Other provisions	1,416	977
Others	815	143

	24,717	18,106
Liabilities
Goodwill	(38,809)	(35,611)
Revaluation of fixed assets	(11,258)	(11,501)
Fixed assets and amortisation and depreciation	(50,934)	(55,058)
Finance leases	(1,739)	(2,140)
Provision for investments	(2,798)	(558)
Fair value of fixed assets	(56,788)	(63,860)
Fair value of intangible assets	(324,787)	(342,842)
Debt cancellation costs	(72,584)	(27,826)
Others	—	(2,585)

Total deferred tax liability	(559,697)	(541,981)

Tax credits (deductions from Spain)	8,980	11,940
Tax credits (deductions from USA)	4,505	22,775
Tax loss carryforwards in USA	7,886	18,797
Inventories	20,380	37,591
Cash flow hedging	20,188	13,658
Other provisions	18,607	21,248
Provisions for litigation	—	14,679
Derivatives	5,019	2,808
Fair value of provisions	15,144	15,442
Fair value of inventories	804	12,320
Others	4,338	—

Deferred tax asset offset	105,851	171,258

Net deferred tax liability	(453,846)	(370,723)

* See note 2 (a)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in deferred tax assets and liabilities is as follows:

	Thousands of Euros
	2012	2011
Deferred tax assets and liabilities

Balance at 1 January	(352,617)	(44,252)
Movements during the year	(97,018)	13,509
Movements in equity during the year	9,184	12,687
Business combinations (note 3)	1,383	(302,636)
Translation differences	9,939	(31,925)

Balance at 31 December	(429,129)	(352,617)

The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability.

Details of deferred tax assets and liabilities on items directly debited and credited to equity during the year are as follows:

	Thousands of Euros
	Tax effect
	31/12/12	31/12/11

Cash flow hedges (note 17 (g))	(9,184)	(12,687)

The remaining assets and liabilities recognised in 2012 were recognised on the income statement.

Estimated net deferred tax liabilities to be reversed in a period of less than 12 months amount to Euros 45,224 thousand at 31 December 2012.

The majority of the tax deductions pending application from other Spanish companies, relating mainly to research and development, mature in 15 years, whilst most tax deductions pending application from US companies mature in 20 years.

At 31 December 2012 the Group has recognised an amount of Euros 8,980 thousand from Spanish companies (Euros 11,940 thousand at 31 December 2011) and Euros 4,505 thousand from US companies (Euros 22,775 thousand at 31 December 2011) in respect of tax credits derived from deductions pending application, on considering their future recovery to be probable.

At 31 December 2012 the tax Group in Spain has future tax deductions of Euros 22,837 thousand (Euros 23,261 thousand at 31 December 2011) pending application as a result of goodwill generated on the acquisition of Biomat USA, Inc. This amount will be deducted annually from the taxable profits until 2025. The yearly amount that has been applied in 2012 at the tax rate of 30% has been Euros 424 thousand (Euros 424 thousand in 2011). The Group has recognised a deferred tax liability of Euros 15,696 thousand for the deductions applied for this item at 31 December 2012 (Euros 15,272 thousand at 31 December 2011).

At 31 December 2012 the tax Group in Spain has future tax deductions of Euros 9,471 thousand (Euros 9,599 thousand at 31 December 2011) pending application as a result of goodwill generated on the acquisition of Plasmacare, Inc. This amount will be deducted annually from the taxable profits until 2029. The yearly amount that has been applied in 2012 at the tax rate of 30% has been Euros 128 thousand (Euros 128 thousand in 2011). The Group has recognised a deferred tax liability of Euros 3,356 thousand for the deductions applied for this item at 31 December 2012 (Euros 3,228 thousand at 31 December 2011).

At 31 December 2012 the Group has recognised tax loss carryforwards generated in 2011 of Euros 7,886 thousand (Euros 18,797 thousand at 31 December 2011). These tax credits derive from the US companies and are available for 20 years from their date of origin.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Group has not recognised as deferred tax assets the tax effect of the tax loss carryforwards of Group companies, which amount to Euros 12,456 thousand (Euros 3,134 thousand at 31 December 2011)The rise for 2012 is mainly due to the Euros 7,233 thousand losses from Araclón.

c)              Years open to inspection

Under prevailing legislation, taxes cannot be considered to be definitively settled until the returns filed have been inspected by the taxation authorities, or the prescription period has elapsed.

The Group has the following tax inspections underway:

•                  Logística Grifols, S.A. de CV: Tax report on the financial statements for 2005 and 2006.

•                  Grifols Inc. and subsidiaries: notification of an inspection of federal income tax for the year ended 1 June 2011.

•                  Talecris Biotherapeutics Holdings Corp and subsidiaries: notification of an inspection of California franchise tax for 2009 and 2010.

•                  Talecris Plasma Resources, Inc.: notification of an inspection of Indiana income tax for 2009 to 2011.

Group management does not expect any significant liability to derive from these inspections.

No significant liabilities have arisen from completion of the tax inspection in 2012 of North Carolina income and franchise tax for 2006 to 2008 in Talecris Plasma Resources, Inc and Grifols Therapeutics Inc.

No significant liabilities have arisen from completion of the tax inspection in 2012 on tax on circulation of goods and services (ICMS) for 2006 to 2010 in Grifols Brasil, Lda.

(30)                Operating Leases

(a)         Operating leases (as lessee)

At 31 December 2012 and 2011 the Group leases buildings from third parties under operating leases.

In addition to the lease contracts described in note 9 g (i), the Group has warehouses and buildings contracted under operating lease. The duration of these lease contracts ranges from between 1 to 30 years. Contracts may be renewed on termination. Lease instalments are adjusted periodically in accordance with the price index established in each contract. One Group company has entered into lease contracts which include contingent rents. These contingent rents have been based on production capacity, surface area used and the real estate market and are expensed on a straight line basis.

Operating lease instalments of Euros 67,991 thousand have been recognised as an expense for the year at 31 December 2012 (Euros 36,095 thousand at 31 December 2011) and comprise minimum lease payments.

Future minimum payments on non-cancellable operating leases at 31 December 2012 and 2011 are as follows:

	Thousands of Euros
	31/12/12	31/12/11
Maturity:
Up to 1 year	54,080	53,054
Between 1 and 5 years	171,315	180,802
More than 5 years	67,864	72,744

Total future minimum payments	293,259	306,600

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b)         Operating leases (as lessor)

The contract under which the Group leased a building to third parties expired on 31 March 2011, and consequently the Group has no minimum lease payments receivable at 31 December 2012 and 2011.

(31)                Other Commitments with Third Parties and Other Contingent Liabilities

(a)         Guarantees

The Group has not extended any security or bank guarantees to third parties.

(b)         Guarantees to third parties

The Group has no significant guarantees extended to third parties.

(c)          Obligations with personnel

The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2012 has amounted to Euros 558 thousand (Euros 522 thousand for 2011).

In successive years this contribution will be defined through labour negotiations.

The Group has agreements with 93 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from 2 to 5 years salary in the event that control is taken of the Company.

The Group has contracts with five directors entitling them to termination benefits ranging from one to two years of their salary due to various circumstances.

Savings plan and profit-sharing plan

The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 3% of employee contributions and 50% of the next 2%.Group and employee contributions are fully vested when contributed. The plan assets are held in trust and invested as directed by the plan participants. The total cost of matching contributions to the savings plan was US Dollars 11.3 million for 2012 (US Dollars 8.1 million for 2011). The recognition of the cost of these contributions is consistent with each participant’s salary.

The cost of the Group’s profit-sharing portion of the savings plan was US Dollars 2.4 million for the seven-month period ended 31 December 2011 and was recognised in line with each participant’s salary.  This plan was terminated at 31 December 2011 and the final payout took places in March 2012. At 31 December 2012 the Group has not recognised the cost of the profit-sharing portion in the savings plan.

Supplemental savings plan

At 31 December 2011 the Group recognised non-current provisions of US Dollars 3.9 million in the consolidated balance sheet in relation to a supplemental savings plan. This plan was an unfunded non-qualified deferred compensation plan in which employees at certain executive levels were eligible to defer pre-tax earnings and make additional contributions subject to certain limitations.  The contributions matched by the Group were similar to those made in the savings plan and were fully vested when contributed. The contributions matched for 2011 were not significant. As from 31 December 2011, no further contributions to this plan were permitted.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Other plans

The Group has a defined benefit pension plan for certain Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan was not material for the periods presented.

(d)         Purchase commitments

Details of the Group’s commitments mainly to purchase plasma at 31 December 2012 are as follows:

Thousand of Euros

2013	67,836
2014	77,447
2015	76,080
2016	70,923
2017	39,698

(e)          Judicial procedures and arbitration

Details of legal proceedings in which the Company or Group companies are involved are as follows:

Instituto Grifols, S.A.

•                  The Company was notified in 2007 of a claim for maximum damages of Euros 12,960 thousand filed by a group of 100 Catalan haemophiliacs against all plasma fractionation companies. During 2008 this claim was rejected, and the ruling appealed. Notification was published on 21 January 2011 that on 18 January 2011 the Barcelona Provincial Court had rejected the haemophiliacs’ claim. A new claim was filed by the counterparty in the Catalan High Court, which was rejected. The Group is currently awaiting the ruling on the appeal filed again by the group of haemophiliacs at the Spanish Supreme Court.

Grifols Biologicals Inc.

•                  Legal proceedings (consent decree) which were brought against the plasma fractionation centre in Los Angeles.

On 15 March 2012 the United States District Court in Los Angeles enacted an order signed on 12 March 2012, dismissing the Consent Decree on the Los Angeles fractionation plant. The Consent Decree was originally imposed on the plant in 1998 while under the ownership of Alpha Therapeutic Corporation.

Grifols Therapeutics Inc.

•                  Foreign Corrupt Practices Act (FCPA)

The Group is carrying out an internal investigation, already started prior to the acquisition, in relation to possible breaches of the Foreign Corrupt Practices Act (FCPA) of which Talecris was aware in the context of a review unrelated to this matter. This FCPA investigation is being carried out by an external legal advisor. In principle, the investigation has been focused on sales to certain Central and Eastern European countries, specifically Belarus, Russia and Iran, although trading practices in Brazil, China, Georgia and Turkey are also being investigated, in addition to other countries considered necessary.

In July 2009, the Talecris Group voluntarily contacted the U.S. Department of Justice (DOJ) to inform them of an internal investigation that the Group was carrying out regarding possible breaches of the FCPA in certain sales to certain central and East European countries and to offer the Group’s collaboration in any investigation that the DOJ wanted to carry out. As a result of this investigation the Group suspended shipments to some of these countries. In certain cases, the Group had safeguards in place which led to terminating collaboration with consultants and suspending or terminating relations with distributors in those countries under investigation as circumstances warranted.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

As a consequence of the investigation, the agreement with Talecris’ Turkish distributor was terminated and is currently subject to arbitration between the parties. It is not expected that any liabilities will arise for the Grifols Group from the outcome of this arbitration.

In November 2012, the Group was notified by the DOJ that the proceedings would be closed, without prejudice to the fact that they could be re-opened in the future should new information arise. The Group continues with the in-depth review of potential irregular practices. The review is expected to be concluded in 2013.

The legal advisors recommend limiting disclosure of the aforementioned information in these consolidated annual accounts, as they consider that disclosure of additional information could seriously jeopardise the Group’s interests.

•                  Plasma Centers of America, LLC y G&M Crandall Limited Family Partnership

On 13 December 2010, a jury in the state court case rendered a verdict in the amount of US Dollar 37 million in favour of Plasma Centers of America, LLC (PCA) against Talecris Plasma Resources Inc. (TPR) in a breach of contract claim, which was confirmed by the court in post trial motions. The Talecris management filed an appeal to the North Carolina Court of Appeals to review the judgement entered in this case.

At 31 December 2011, the current provisions in the consolidated balance sheet related to the PCA judgment amounted to US Dollars 46.6 million (Euros 36 million).

During the third quarter of 2012, this litigation was finalised and the Group has paid a total amount of US Dollars 45 million (Euros 36.8 million) related to PCA litigation. As a result of the reversal of the provision made prior to payment, the Group has recognised income of US Dollars 3.2 million (Euros 2.6 million) included under selling, general and administration expenses for 2012.

(32)                Financial Instruments

Classification

Disclosure of financial instruments by nature and category is as follows:

	Thousands of Euros
	31/12/11
	Loans and receivables	Financial instruments held for trading	Debts and payables

Non-current financial assets	9,310	—	—
Other current financial assets	13,285	—	—
Financial derivatives	—	(121,165)	—
Trade and other receivables	506,621	—	—
Bank loans	—	—	(2,170,249)
Other financial liabilities	—	—	(23,195)
Bonds and other securities	—	—	(755,046)
Finance lease liabilities	—	—	(31,719)
Trade and other payables	—	—	(280,722)
Debts with associates	—	—	(2,435)
Other current liabilities	—	—	(15,449)

	529,216	(121,165)	(3,278,815)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
	31/12/12
	Loans and receivables	Financial instruments held for trading	Debts and payables

Non-current financial assets	12,024	—	—
Other current financial assets	460	—	—
Financial derivatives	—	(89,013)	—
Trade and other receivables	392,288	—	—
Bank loans	—	—	(1,980,150)
Other financial liabilities	—	—	(17,559)
Bonds and other securities	—	—	(770,576)
Finance lease liabilities	—	—	(24,597)
Trade and other payables	—	—	(228,405)
Debts with associates	—	—	(2,668)
Other current liabilities	—	—	(2,917)

	404,772	(89,013)	(3,026,872)

Net losses and gains by financial instrument category

Details are as follows:

Financial assets

	Thousands of Euros
	2011
	Assets at fair value through profit or loss	Loans and receivables	Hedging derivatives	Total

Finance income at amortised cost	—	5,761	—	5,761
Change in fair value	13,211	—	—	13,211
Net gains/(losses) in profit and loss	13,211	5,761	—	18,972

Change in fair value	—	—	33,871	33,871
Net gains/(losses) in equity	—	—	33,871	33,871

Total	13,211	5,761	33,871	52,843

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros
	2012
	Assets at fair value through profit or loss	Loans and receivables	Hedging derivatives	Total

Finance income at amortised cost	—	1,677	—	1,677
Change in fair value	—	—	—	—
Gains on disposal	27,918	—	—	27,918
Impairment losses	—	(11,639)	—	(11,639)
Net gains/(losses) in profit and loss	27,918	(9,962)	—	17,956

Change in fair value	—	—	18,840	18,840
Net gains/(losses) in equity	—	—	18,840	18,840

Total	27,918	(9,962)	18,840	36,796

Financial Liabilities

	Thousands of Euros
	2011
	Liabilities at fair value through profit or loss	Debts and payables	Hedging derivatives	Total

Finance costs at amortised cost	—	(200,562)	—	(200,562)
Change in fair value	(11,932)	—	—	(11,932)
Reclassification of equity to profit or loss	—	—	(2,870)	(2,870)

Net gains/(losses) in profit and loss	(11,932)	(200,562)	(2,870)	(215,364)

Total	(11,932)	(200,562)	(2,870)	(215,364)

	Thousands of Euros
	2012
	Liabilities at fair value through profit or loss	Debts and payables	Hedging derivatives	Total

Finance costs at amortised cost	—	(272,479)	—	(272,479)
Change in fair value	(14,905)	—	—	(14,905)

Net gains/(losses) in profit and loss	(14,905)	(272,479)	—	(287,384)

Total	(14,905)	(272,479)	—	(287,384)

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Fair value

The fair value of High-Yield Senior Unsecured corporate bonds amounts to US Dollars 1,211 million (Euros 918 million) at 31 December 2012 (US Dollars 1,155 million and Euros 893 million at 31 December 2011).

Furthermore, Tranche A and B senior debt amounts to US Dollars 2,810 million (Euros 2,130 million) at 31 December 2012 (US Dollars 3,070 million and Euros 2,373 million at 31 December 2011). The valuation has been made based on observable market data.

The fair value of senior unsecured corporate bonds and tranche A and B senior debt amounts to Euros 3,048 million at 31 December 2012 (Euros 3,266 million at 31 December 2011). The valuation has been made on the basis of observable market data.

Financial derivatives have also been valued based on observable market data (level 2 of fair value hierarchy).

The fair value of financial assets and the remaining financial liabilities does not differ significantly from their carrying amount.

Financial derivatives

At 31 December 2012 and 2011 the Group has recognised the following derivatives:

		Notional	Notional	Thousands of Euros
		amount at	amount at	Value at	Value at
Derivatives	Currency	31/12/2012	31/12/2011	31/12/12	31/12/11	Maturity

Interest rate swap (cash flow hedges)	USD	1,398,875,000	1,522,685,000	(50,900)	(34,999)	30/06/2016
Interest rate swap (cash flow hedges)	EUR	100,000,000	100,000,000	(5,704)	(2,762)	31/03/2016
Swap option	EUR	100,000,000	100,000,000	8	(135)	31/03/2016
Swap floor	USD	1,398,875,000	1,522,685,000	4,494	(801)	30/06/2016
Embedded floor of senior debt	EUR	198,000,000	438,900,000	(5,965)	(13,365)	01/06/2017
Embedded floor of senior debt	USD	1,678,000,000	2,493,500,000	(30,946)	(75,813)	01/06/2017
Unquoted future	N/A	—	1,000,000	—	1,389	28/09/2012
Unquoted future	N/A	—	2,200,000	—	2,230	28/09/2012
Call option (note 9 (g)(ii))	N/A	N/A	N/A	—	3,091	miscellaneous

Total				(89,013)	(121,165)

Total Assets (notes 11 & 14)				4,502	6,710
Total Liabilities (note 22)				(93,515)	(127,875)

a)               Derivative financial instruments at fair value through profit or loss

Derivative financial instruments that do not meet the hedge accounting requirements are classified and measured as financial assets or financial liabilities at fair value through profit and loss.

The floor included in the syndicated financing of Tranches A and B of the senior debt is in the money and an embedded derivative exists on these contracts, which was measured at fair value and recognised separately from the loans. As a result of the refinancing entered into on 29 February 2012 the embedded derivatives have been amended and improved. The embedded derivative included in Tranche A has been eliminated, whilst the embedded derivative included in Tranche B has decreased from 1.75% to 1%. Consequently, the nominal amounts of the embedded floors of the senior debt have been significantly reduced in Euros and US Dollars. The decrease in the value of embedded derivatives amounted to US Dollars 71.6 million (Euros 53.5 million) and Euros 12.2 million at 29 February 2012, which has reduced the refinanced senior debt.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Futures contracts matured on 29 June 2012. On 29 June 2012 it was agreed to extend the futures contract to 28 September 2012, through a novation without liquidation under the same terms and conditions. During 2012 the Group has sold unquoted futures, obtaining cash income of Euros 31.5 million and finance income of Euros 27,9 million.

b)               Hedging derivative financial instruments

See explanation in note 17 (g).

In June 2011, the Group contracted two derivatives in order to comply with the compulsory hedging requirements stipulated in the credit agreement. These derivatives comprise a step-up interest rate swap and a floor swap, which had an initial nominal amount of US Dollars 1,550 million each. Hedging instruments, both the interest rate swap and the floor are amortised on quarterly basis in order to remain less than the amounts borrowed and avoid excess hedging. In December 2012 the nominal amount of the derivatives stands at US Dollars 1,399 million each (Euros 1,523 million at 31 December 2011). The interest rate swap complies with hedge accounting criteria.

Furthermore, in May 2012 the interest rate swap in Euros has been modified, reducing the fixed interest rate and extending the maturity date from September 2014 to March 2016. The modified interest rate swap complies with hedge accounting criteria.

Credit risk

(a)         Exposure to credit risk

The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2012 and 2011 the maximum level of exposure to credit risk is as follows:

		Thousands of Euros
Carrying amount	Note	31/12/12	31/12/11

Non-current financial assets	11	12,024	9,310
Non-current financial derivatives	11	4,502	3,091
Other current financial assets	14	460	13,285
Current financial derivatives	14	—	3,619
Trade receivables	13	366,022	408,263
Other receivables	13	26,266	98,358
Cash and cash equivalents	16	473,327	340,586

		882,601	876,512

The maximum level of exposure to risk associated with receivables at 31 December 2012 and 2011, by geographical area, is as follows.

	Thousands of Euros
Carrying amount	31/12/12	31/12/11

Domestic	104,676	158,382
EU countries	66,238	54,507
United States of America	139,073	189,688
Other European countries	4,427	28,496
Other regions	77,874	75,548

	392,288	506,621

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of balances receivable as per country such as Greece, Italy, Spain and Portugal at 31 December 2011 are as follows:

	Thousands of Euros
	Balances with public entities			Balances with third parties
	Balance (1)	Balance past due	Provision for doubtful receivables (2)	Balance (3)	Balance past due	Provision for doubtful receivables (4)	Net debt (1)+(2)+(3) +(4)

Greece	383	80	—	1,673	—	—	2,056
Italy	10,750	4,947	—	17,156	6,715	(1,444)	26,462
Spain	118,361	89,394	—	12,199	6,352	(799)	129,761
Portugal	23,884	17,351	—	2,852	1,321	(875)	25,861

	153,378	111,772	—	33,880	14,388	(3,118)	184,140

Details of balances receivable as per country such as Greece, Italy, Spain and Portugal at 31 December 2012 are as follows:

	Thousands of Euros
	Balances with public entities			Balances with third parties
	Balance (1)	Balance past due	Provision for doubtful receivables (2)	Balance (3)	Balance past due	Provision for doubtful receivables (4)	Net debt (1)+(2)+(3) +(4)

Greece	317	273	(317)	2,026	199	—	2,026
Italy	8,693	4,667	(557)	16,167	7,386	(1,193)	23,110
Spain	82,599	48,601	(175)	13,651	11,632	(172)	95,903
Portugal	21,028	15,615	(4,081)	629	520	(210)	17,366

	112,637	69,156	(5,130)	32,473	19,737	(1,575)	138,405

Provision has been made for balances receivable from Portuguese public entities on the basis of the best estimate of their expected collection in view of the current situation regarding negotiations. The Group does not currently have any reason to consider that the receivables from public entities in Italy and Spain will not be recoverable.

(b)         Impairment losses

Details of the maturity of trade receivables, net of impairment provisions are as follows:

	Thousands of Euros
	31/12/12	31/12/11

Not matured	282,803	324,703
Less than 1 month	34,103	43,297
1 to 4 months	34,732	52,925
4 months to 1 year	29,246	50,345
More than a year	11,404	35,351

	392,288	506,621

Unimpaired receivables that are past due mainly relate to public entities.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in the provision for bad debts was as follows:

	Thousands of Euros
	31/12/12	31/12/11

Opening balance	8,871	3,777
Business combination	—	2,251
Net provisions for the year	5,248	2,974
Net cancellations for the year	(1,248)	(323)
Translation differences	(72)	192

Closing balance	12,799	8,871

An analysis of the concentration of credit risk is provided in note 5 (a).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Liquidity risk

The management of the liquidity risk is explained in note 5.

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

		Thousands of Euros
Carrying amount	Note	Carrying amount at 31/12/11	Contractual flows	6 months or less	6 - 12 months	1-2 years	2- 5 years	More than 5 years

Financial liabilities
Bank loans	22	2,170,249	3,047,607	147,130	169,859	268,707	1,263,007	1,198,904
Other financial liabilities	22	23,195	27,458	13,904	2,725	3,112	5,591	2,126
Bonds and other securities	22	755,046	1,345,656	74,593	35,077	70,153	210,460	955,373
Finance lease liabilities	22	31,719	35,837	3,917	3,937	8,281	17,481	2,221
Debts with associates	33	2,435	2,435	2,435	—	—	—	—
Suppliers	23	280,722	280,722	280,711	11	—	—	—
Other current liabilities	24	15,449	15,449	5,026	10,423	—	—	—
Derivative financial liabilities	22	90,114	86,360	10,036	9,789	20,992	42,344	3,199
Hedging derivative financial liabilities	22	37,761	41,110	1,079	3,556	9,496	26,979	—

Total		3,406,690	4,882,634	538,831	235,377	380,741	1,565,862	2,161,823

		Thousands of Euros
Carrying amount	Note	Carrying amount at 31/12/12	Contractual flows	6 months or less	6 - 12 months	1-2 years	2- 5 years	More than 5 years

Financial liabilities
Bank loans	22	1,980,150	2,509,660	135,776	99,268	209,243	2,054,190	11,183
Other financial liabilities	22	17,559	19,636	4,496	1,824	3,508	6,699	3,109
Bonds and other securities	22	770,576	1,226,319	48,700	34,391	68,781	206,344	868,103
Finance lease liabilities	22	24,597	24,597	3,689	3,316	6,968	9,795	829
Debts with associates	33	2,668	2,668	2,668	—	—	—	—
Suppliers	23	228,405	228,405	228,286	119	—	—	—
Other current liabilities	24	2,917	2,917	2,843	74	—	—	—
Derivative financial liabilities	22	36,911	31,412	3,890	3,994	7,676	15,852	—
Hedging derivative financial liabilities	22	56,604	56,953	4,770	8,899	19,242	24,042	—

Total		3,120,387	4,102,567	435,118	151,885	315,418	2,316,922	883,224

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Currency risk

The Group’s exposure to currency risk is as follows:

	Thousands of Euros
	31/12/11
	EUR (*)	USD (**)

Trade receivables	4,226	4,700
Receivables from Group companies	63,449	77
Loans to Group companies	—	—
Cash and cash equivalents	9,544	3,069
Trade payables	(3,277)	(15,653)
Payables to Group companies	(18,564)	(8,708)
Loans to Group companies	(29,644)	—

Balance sheet exposure	25,734	(16,515)

(*) Balances in Euros in subsidiaries with USD functional currency

(**) Balances in USD in subsidiaries with Euro functional currency

	Thousands of Euros
	31/12/12
	EUR (*)	USD (**)

Trade receivables	68	3,107
Receivables from Group companies	—	45
Loans to Group companies	—	6
Cash and cash equivalents	858	24,977
Trade payables	(1,508)	(2,684)
Payables to Group companies	(7,357)	(56,405)
Loans to Group companies	(8,929)	—

Balance sheet exposure	(16,868)	(30,954)

(*) balances in Euros in subsidiaries with USD functional currency

(**) Balances in USD in subsidiaries with Euro functional currency

The most significant exchange rates applied at 2012 and 2011 year ends are as follows:

	Closing exchange rate
Euro	31/12/12	31/12/11

USD	1.3194	1.2939

A sensitivity analysis for foreign exchange fluctuations is as follows:

Had the US Dollar strengthened by 10% against the Euro at 31 December 2012, equity would have increased by Euros 145,895 thousand (Euros 137,773 thousand at 31 December 2011) and profit would have decreased by Euros 4,782 thousand (at 31 December 2011 it would have increased by Euros 922 thousand). This analysis assumes that all other variables are held constant, especially that interest rates remain constant. This analysis has been performed using the same criteria as in 2011.

A 10% weakening of the US Dollar against the Euro at 31 December 2012 and 2011 would have had the opposite effect for the amounts shown above, all other variables being held constant.

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Interest-rate risk

(a)         Interest-rate profile

To date, the profile of interest on interest-bearing financial instruments is as follows:

	Thousands of Euros
	2012	2011
Fixed-interest financial instruments
Financial assets	5,688	19,040
Financial liabilities	(770,576)	(755,046)

	(764,888)	(736,006)
Variable-interest financial instruments
Financial liabilities	(2,004,747)	(2,201,968)

	(2,769,635)	(2,937,974)

Sensitivity analysis

Had the interest rate at 31 December 2012 been 100 basis points higher, the interest expense would have increased by Euros 6.2 million, the finance cost due to changes in the value of derivatives would have been Euros 23.6 million lower and equity would have increased by Euros 27.8 million as a result of changes in derivatives to which hedge accounting is applied.

Had the interest rate at 31 December 2011 been 100 basis points higher, the interest expense would have increased by Euros 4.5 million, the finance cost due to changes in the value of derivatives would have been Euros 28 million lower and equity would have increased as a result of changes in derivatives to which hedge accounting is applied.

(33)                Balances and Transactions with Related Parties

Details of balances with related parties are as follows:

	Thousands of Euros
	31/12/12	31/12/11

Receivables from associates	26	—
Receivables from other related parties	—	63,305
Debts with associates	(2,668)	(2,435)
Debts with key management personnel	(1,250)	(579)
Payables to members of the board of directors	(458)	(97)
Payables to other related parties	(5,969)	(10,482)

	(10,319)	49,712

Payables are included in suppliers and trade payables (see note 23).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

a) Group transactions with related parties

Group transactions with related parties during 2011 were as follows:

	Thousands of Euros
	Associates	Key management personnel	Other related parties	Board of directors of the Company

Net sales	102	—	—	—
Net purchases	(1,690)	—	—	—
Lease expenses (note 9)	—	—	(4,909)	—
Other service expenses	—	—	(30,671)	(180)
Sale of fixed assets (note 9)	—	—	233,629	—
Personnel expenses	—	(5,718)	—	(2,338)

	(1,588)	(5,718)	198,049	(2,518)

Group transactions with related parties during 2012 are as follows:

	Thousands of Euros
	Associates	Key management personnel	Other related parties	Board of directors of the Company

Net sales	186	—	—	—
Net purchases	—	—	—	—
Operating lease expenses (note 9)	—	—	(24,057)	—
Other service expenses	—	—	(6,072)	(1,870)
Personnel expenses	—	(7,871)	—	(3,088)

	186	(7,871)	(30,129)	(4,958)

Every year the Group contributes 0.7% of its profits before tax to a non-profit organisation. Other service expenses include contributions to non-profit organisations totalling Euros 3,012 thousand in 2012 (Euros 653 thousand in 2011).

Other expenses for services in 2011 also included costs for professional services with related companies amounting to Euros 10,388 thousand. These costs correspond to those incurred in increasing share capital and the issue of debt carried out relating to the acquisition of Talecris. This item also included brokerage fees relating to sale and leaseback transactions in Spain and North Carolina amounting to Euros 9,309 thousand.

During 2011 one of the Company’s directors signed a three-year consulting services contract. The director will receive annual fees of US Dollars 1 million for these services and an additional bonus of US Dollars 2 million for complying with certain conditions.

Directors representing shareholders interests have received remuneration of Euros 100 thousand during 2012 (no remuneration in 2011).

The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, certain Company directors and key management personnel have termination benefit commitments (see note 31 ( c)).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Investments and positions held by directors of the Parent in other companies and related parties

The directors and related parties do not hold any investments, nor do they hold positions or carry out functions or activities in companies with an identical, similar or complementary statutory activity to that of the Company.

(34)                Environment

The most significant systems, equipment and fixtures for the protection and improvement of the environment at 31 December 2011 are as follows:

	Thousands of Euros
		Accumulated	Carrying
Project	Cost	depreciation	amount

Waste water treatment	3,758	(657)	3,101
Waste management	1,165	(558)	607
Reduction of electricity consumption	4,491	(61)	4,430
Reduction of water consumption	5,356	(812)	4,544

	14,770	(2,088)	12,682

The most significant systems, equipment and fixtures for the protection and improvement of the environment at 31 December 2012 are as follows:

	Thousands of Euros
		Accumulated	Carrying
Project	Cost	depreciation	amount

Waste water treatment	4,215	(759)	3,456
Waste management	3,482	(850)	2,632
Reduction of electricity consumption	7,969	(456)	7,513
Reduction of water consumption	6,104	(1,161)	4,943
Energy	869	(1)	868
Others	118	—	118

	22,757	(3,227)	19,530

Expenses incurred by the Group for protection and improvement of the environment during 2012 totalled approximately Euros 1,240 thousand (Euros 1,181 thousand at 31 December 2011).

The Group considers that the environmental risks are adequately controlled by the procedures currently in place.

The Group has received environmental grants of Euros 1,062 thousand during 2012 (none in 2011).

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(35)                Other Information

Audit fees:

KPMG Auditores, S.L. has invoiced the following fees and expenses for professional services during 2012 and 2011:

	Thousands of Euros
	2012	2011

Audit services	982	1,156
Other assurance services	432	744
Other services	38	—

	1,452	1,900

The services detailed in the above table include the total fees for the professional services rendered during 2012 and 2011, irrespective of the date of invoice.

Fees and expenses for professional services rendered by other firms of the KPMG Europe LLP Group for 2012 and 2011 are as follows:

	Thousands of Euros
	2012	2011

Audit services	126	139
Other assurance services	45	53
Tax fees	11	—
Other services	—	10

	182	202

Other entities affiliated to KPMG International have invoiced the Group for the following fees and expenses for professional services during 2012 and 2011:

	Thousands of Euros
	2012	2011

Audit services	1,302	1,721
Other assurance services	356	348
Tax fees	21	—
Other services	33	53

	1,712	2,122

GRIFOLS, S.A. AND SUBSIDIARIES

Notes to the Consolidated Annual Accounts

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Other audit firms have invoiced the Group for the following fees and expenses for professional services during 2012 and 2011:

	Thousands of Euros
	2012	2011

Audit services	23	22
Other assurance services	8	2
Tax fees	—	—
Other services	52	37

	83	61

(36)                Events after the Reporting Period

On 4 December 2012, the shareholders of Grifols approved a share capital increase through the issue of 16,328,212 new class B shares without voting rights of 0.10 par value each and with a charge to voluntary reserves to remunerate the shareholders. These shares were traded on the four Spanish stock exchanges and the Spanish Automated Quotation System on 14 January 2013. This capital increase became legally effective on 4 January 2013, the date it was registered by public deed.

APPENDIX I

GRIFOLS, S.A.  AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2012 and 2011

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version prevails.)

		Acquisition /			31/12/2012		31/12/2011
	Registered	Incorporation			% shares		% shares
Name	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect

Fully Consolidated Companies

Diagnostic Grifols, S.A.	Spain	1987	Industrial	Development and manufacture of diagnostic equipment, instrumentation and reagents.	99.998%	0.002%	99.998%	0.002%

Instituto Grifols, S.A.	Spain	1987	Industrial	Plasma fractioning and the manufacture of haemoderivative pharmaceutical products.	99.998%	0.002%	99.998%	0.002%

Logister, S.A.	Spain	1987	Industrial	Manufacture, sale and purchase, marketing and distribution of all types of computer products and materials.	—	100.000%	—	100.000%

Laboratorios Grifols, S.A.	Spain	1989	Industrial	Production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags.	99.998%	0.002%	99.998%	0.002%

Biomat, S.A.	Spain	1991	Industrial	Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H).	99.900%	0.100%	99.900%	0.100%

Grifols Engineering, S.A.	Spain	2000	Industrial	Design and development of the Group’s manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies. The company also renders engineering services to external companies	99.950%	0.050%	99.950%	0.050%

Biomat USA, Inc.	United States	2002	Industrial	Procuring human plasma.	—	100.000%	—	100.000%

Grifols Biologicals, Inc.	United States	2003	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%

PlasmaCare, Inc.	United States	2006	Industrial	Procuring human plasma.	—	100.000%	—	100.000%

Grifols Australia Pty Ltd.	Australia	2009	Industrial	Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics.	100.000%	—	—	100.000%

Medion Grifols Diagnostic AG	Switzerland	2009	Industrial	Plasma fractioning and the production of haemoderivatives.	80.000%	—	—	80.000%

Grifols Therapeutics, Inc.	United States	2011	Industrial	Plasma fractioning and the production of haemoderivatives.	—	100.000%	—	100.000%

Talecris Plasma Resources, Inc.	United States	2011	Industrial	Procuring human plasma.	—	100.000%	—	100.000%

GRI-CEI, S/A Produtos para transfusao	Brazil	2012	Industrial	Production of bags for the extraction, separation, conservation and transfusion of blood components.	60.000%	0.000%	—	—

Grifols Asia Pacific Pte, Ltd	Singapore	2003	Commercial	Distribution and sale of medical and pharmaceutical products.	100.000%	—	100.000%	—

Movaco, S.A.	Spain	1987	Commercial	Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical-surgical materials, equipment and instruments for use in laboratories and healthcare centres.	99.999%	0.001%	99.999%	0.001%

Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	Portugal	1988	Commercial	Import, export and marketing of pharmaceutical and hospital equipment and products, particularly Grifols products.	0.010%	99.990%	0.010%	99.990%

Grifols Chile, S.A.	Chile	1990	Commercial	Development of pharmaceutical businesses, which can involve the import, production, marketing and export of related products.	99.000%	—	99.000%	—

Grifols USA, LLC.	United States	1990	Commercial	Distribution and marketing of company products.	—	100.000%	—	100.000%

Grifols Argentina, S.A.	Argentina	1991	Commercial	Clinical and biological research, the preparation of reagents and therapeutic and diet products, the manufacture of other pharmaceutical specialities and the marketing thereof.	99.260%	0.740%	99.260%	0.740%

Grifols s.r.o.	Czech Republic	1992	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma.	100.000%	—	100.000%	—

Grifols (Thailand) Ltd	Thailand	2003	Commercial	Import, export and distribution of pharmaceutical products.	—	48.000%	—	48.000%

Grifols Malaysia Sdn Bhd	Malaysia	2003	Commercial	Distribution and sale of pharmaceutical products.	—	30.000%	—	30.000%

Grifols International, S.A.	Spain	1997	Commercial	Coordination of the marketing, sales and logistics for all the Group’s subsidiaries operating in different countries.	99.900%	0.100%	99.900%	0.100%

Grifols Italia S.p.A	Italy	1997	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products.	100.000%	—	100.000%	—

Grifols UK Ltd.	United Kingdom	1997	Commercial	Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives.	100.000%	—	100.000%	—

Grifols Brasil, Ltda.	Brazil	1998	Commercial	Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instrumentation.	100.000%	—	100.000%	—

Grifols France, S.A.R.L.	France	1999	Commercial	Marketing of chemical and healthcare products.	99.000%	1.000%	99.000%	1.000%

This appendix forms an integral part of note 2 to the consolidated annual accounts

APPENDIX I

GRIFOLS, S.A.  AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2012 and 2011

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version prevails.)

		Acquisition /			31/12/2012		31/12/2011
	Registered	Incorporation			% shares		% shares
Name	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect

Alpha Therapeutic Italia, S.p.A.(merged with Grifols Italia S.p.A. in 2012)	Italy	2000	Commercial	Distribution and sale of therapeutic products, especially haemoderivatives.	—	—	100.000%	—

Grifols Polska Sp.z.o.o.	Poland	2003	Commercial	Distribution and sale of pharmaceutical, cosmetic and other products.	100.000%	—	100.000%	—

Logística Grifols, S.A. de C.V.	Mexico	2008	Commercial	Manufacture and marketing of pharmaceutical products for human and veterinary use.	99.990%	0.010%	99.990%	0.010%

Grifols México, S.A. de C.V.	Mexico	1970	Commercial	Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, assets and property for the aforementioned purposes.	99.990%	0.010%	99.990%	0.010%

Medion Diagnostics GmbH	Germany	2009	Commercial	Distribution and sale of biotechnological and diagnostic products.	—	80.000%	—	80.000%

Grifols Nordic, AB	Sweden	2010	Commercial	Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities.	100.000%	—	100.000%	—

Grifols Colombia, Ltda	Colombia	2010	Commercial	Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reactives for diagnosis and/or sanitary software.	99.000%	1.000%	99.000%	1.000%

Grifols Deutschland GmbH (merged with Talecris Biotherapeutics GmbH in 2011)	Germany	2011	Commercial	Obtaining of the official permits and necessary approval for the production, marketing and distribution of products deriving from blood plasma It also engages in the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical medical material, apparatus and instruments.	100.000%	—	100.000%	—

Australian Corporate Number 073 272 830 Pty Ltd.	Australia	2009	Commercial	Distribution of pharmaceutical products and reagents for diagnostics.	—	—	—	100.000%

Grifols Canada, Ltd.	Canada	2011	Commercial	Provision of various services (marketing) to Grifols Therapeutics Inc.	—	100.000%	—	100.000%

Grifols Viajes, S.A.	Spain	1995	Services	Retail travel agency exclusively serving Group companies.	99.900%	0.100%	99.900%	0.100%

Squadron Reinsurance Ltd.	Ireland	2003	Services	Reinsurance of Group companies’ insurance policies.	100.000%	—	100.000%	—

Arrahona Optimus, S.L.	Spain	2008	Services	Development and construction of offices and business premises.	99.995%	0.005%	99.995%	0.005%

Grifols, Inc. (merged with Talecris Biotherapeutics Holdings Corp in 2011)	United States	2011	Services	Acquisition, manufacture and sale of therapeutic products, especially haemoderivatives extracted by plasma fractioning through a network of donation centres owned by the Group in the USA.	100.000%	—	100.000%	—

Talecris Biotherapeutics Overseas Services, Corp.	United States	2011	Services	Provision of support services for the sale of biotherapeutic products outside the USA and participation in any other activity for which the companies may be organised in accordance with the General Corporation Law of Delware.	—	100.000%	—	100.000%

Gri-Cel, S.A.	Spain	2009	Research	Research and development in the field of regenerative medicine, awarding of research grants, subscription to collaboration agreements with entities and participation in projects in the area of regenerative medicine.	0.001%	99.999%	0.001%	99.999%

Araclón Biotech, S.L.	Spain	2012	Research	Creation and marketing of a blood diagnosis kit for the detection of Alzheimer’s and development of effective immunotherapy (vaccine) against this disease.	—	51.000%	—	—

Saturn Australia Pty Ltd.	Australia	2009	Investment	Its activity consists of holding shares and real estate investments.	—	—	—	100.000%

Saturn Investments AG	Switzerland	2009	Investment	Its activity consists of holding shares and real estate investments.	—	—	—	100.000%

Woolloomooloo Holdings Pty Ltd.	Australia	2009	Investment	Its activity consists of holding shares and real estate investments.	—	—	100.000%	—

This appendix forms an integral part of note 2 to the consolidated annual accounts

APPENDIX I

GRIFOLS, S.A.  AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2012 and 2011

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version prevails)

		Acquisition /			31/12/2012		31/12/2011
	Registered	Incorporation			% shares		% shares
Name	Offices	date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect

Equity accounted investees

Nanotherapix, S.L.	Spain	2010	Research	Development, validation and production of the technology required to implement the use of genetic and cellular therapy for the treatment of human and animal pathologies.	—	51.000%	—	51.000%

VCN Bioscience, S.L.	Spain	2012	Research	Research and development of therapeutic approaches for tumours for which there is currently no effective treatment.	—	40.000%	—	—

This appendix forms an integral part of note 2 to the consolidated annual accounts

APPENDIX II

GRIFOLS, S.A.  AND SUBSIDIARIES

Operating Segments for the years ended 31 December 2012 and 2011

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.)

	Bioscience		Hospital		Diagnostic		Raw materials		Others/Unallocated		Consolidated
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011 (*)	2012	2011 (*)

Income from external customers	2,325,088	1,531,199	95,870	95,365	134,341	117,358	31,450	30,526	34,195	21,165	2,620,944	1,795,613
Total operating income	2,325,088	1,531,199	95,870	95,365	134,341	117,358	31,450	30,526	34,195	21,165	2,620,944	1,795,613

Profit/(Loss) for the segment	888,094	515,214	1,177	7,610	9,291	(14,551)	10,657	6,749	33,881	17,355	943,100	532,377
Unallocated expenses									(283,016)	(253,516)	(283,016)	(253,516)
Operating profit											660,084	278,861
Finance income/costs											(270,729)	(197,774)

Share of profit/(loss) of equity accounted investees	—	—		—		—		—	(1,407)	(1,064)	(1,407)	(1,064)
Income tax expense											(132,571)	(29,795)
Profit for the year after tax											255,377	50,228
Segment assets	4,581,022	4,722,315	79,947	120,458	144,833	107,689	15,792	1,305			4,821,594	4,951,767
Equity accounted investments	—	—	—	—	—	—	—	—	2,566	1,001	2,566	1,001
Unallocated assets									803,314	687,232	803,314	687,232
Total assets											5,627,474	5,640,000

Segment liabilities	264,160	337,960	397	12,932	12,040	12,511		—			276,597	363,403
Unallocated liabilities									3,470,136	3,611,603	3,470,136	3,611,603
Total liabilities											3,746,733	3,975,006

Other information:
Amortisation and depreciation	91,564	62,062	5,382	5,382	11,310	10,102	—	—	20,870	13,093	129,126	90,639
Expenses that do not require cash payments	11,683	4,497	248	(33)	247	4,826	—	—	4,946	907	17,124	10,197
Additions for the year of property, plant & equipment and intangible assets	140,880	127,789	6,435	15,097	12,003	12,218	—	—	14,154	12,395	173,472	167,499

This appendix forms an integral part of note 6 to the consolidated annual accounts.

(*) See note 2

1

APPENDIX II

GRIFOLS, S.A.  AND SUBSIDIARIES

Reporting by geographical area

for the years ended 31 December 2012 and 2011

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.)

	Spain		Rest of European Union		USA + Canada		Rest of World		Subtotal		Raw material		Consolidated
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011

Revenue	212,983	230,871	346,345	295,755	1,658,548	948,730	371,618	289,732	2,589,494	1,765,087	31,450	30,526	2,620,944	1,795,613
Assets by geographic area	759,670	740,275	126,041	130,651	4,573,400	4,632,222	152,571	135,546	5,611,682	5,638,695	15,792	1,305	5,627,474	5,640,000

Other information:
Additions for the year of property, plant & equipment and intangible assets	51,014	47,622	3,081	2,759	114,109	113,041	5,268	4,077	173,472	167,499	—	—	173,472	167,499

This appendix forms an integral part of note 6 to the consolidated annual accounts.

2

APPENDIX III

GRIFOLS, S.A.  AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2011

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.)

	Balances at		Business			Translation	Balances at
	31/12/2010	Additions	Combination	Transfers	Disposals	differences	31/12/2011

Development costs	62,071	7,775	0	0	(97)	34	69,783

Concessions, patents, licenses brands & similar	52,743	102	0	(905)	0	989	52,929

Computer software	34,702	14,374	13,633	643	(548)	5,163	67,967

Currently marketed products	0	0	832,871	0	0	94,558	927,429

Other intangible assets	2,345	448	0	145	(501)	39	2,476

Total cost of intangible assets	151,861	22,699	846,504	(117)	(1,146)	100,783	1,120,584

Accum. amort. of development costs	(33,195)	(6,785)	0	0	0	(98)	(40,078)

Accum. amort of concessions, patents, licenses, brands & similar	(18,628)	(906)	0	844	0	(176)	(18,866)

Accum. amort. of computer software	(21,546)	(9,462)	0	(164)	52	(3,002)	(34,122)

Accum. amort. of currently marketed products	0	(16,648)	0	0	0	(1,385)	(18,033)

Accum. amort. Other intangible assets	(193)	(622)	0	(84)	0	(15)	(914)

Total accum. amort intangible assets	(73,562)	(34,423)	0	596	52	(4,676)	(112,013)

Impairment of other intangible assets	0	(264)	0	0	0	0	(264)

Carrying amount of intangible assets	78,299	(11,988)	846,504	479	(1,094)	96,107	1,008,307
				(note 3)

This appendix forms an integral part of note 8 to the consolidated annual accounts

1

APPENDIX III

GRIFOLS, S.A.  AND SUBSIDIARIES

Changes in Other Intangible Assets

for the year ended

31 December 2012

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails.)

	Balances at		Business			Translation	Balances at
	31/12/2011	Additions	combinations	Transfers	Disposals	differences	31/12/2012

Development costs	69,783	9,825	11,282	0	(3,969)	(18)	86,903

Concessions, patents, licenses brands & similar	52,929	80	1,575	(31)	0	(578)	53,975

Computer software	67,967	10,033	69	3,508	(7,338)	(6,549)	67,690

Currently marketed products	927,429	0	0	0	0	(17,925)	909,504

Other intangible assets	2,476	162	0	31	(314)	(38)	2,317

Total cost of intangible assets	1,120,584	20,100	12,926	3,508	(11,621)	(25,108)	1,120,389

Accum. amort. of development costs	(40,078)	(4,957)	(122)	0	1,724	18	(43,415)

Accum. amort of concessions, patents, licenses, brands & similar	(18,866)	(1,012)	(246)	0	0	347	(19,777)

Accum. amort. of computer software	(34,122)	(11,779)	(33)	0	3,222	4,258	(38,454)

Accum. amort. of currently marketed products	(18,033)	(31,125)	0	0	0	1,157	(48,001)

Accum. amort. of other intangible assets	(914)	(630)	0	0	0	6	(1,538)

Total accum. amort intangible assets	(112,013)	(49,503)	(401)	0	4,946	5,786	(151,185)

Impairment of other intangible assets	(264)	155	0	0	0	0	(109)

Carrying amount of intangible assets	1,008,307	(29,248)	12,525	3,508	(6,675)	(19,322)	969,095
				(note 3 (a))

This appendix forms an integral part of note 8 to the consolidated annual accounts

2

APPENDIX IV

GRIFOLS, S.A.  AND SUBSIDIARIES

Changes in Property, Plant and Equipment

for the year ended

31 December 2011

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version prevails.)

	Balances at		Business			Translation	Balances at
	31/12/2010	Additions	combination	Transfers	Disposals	differences	31/12/2011

Cost:

Land and buildings	184,742	7,452	52,342	12,932	(109,028)	8,428	156,868

Plant and machinery	405,269	42,471	280,823	30,898	(24,250)	38,004	773,215

Under construction	66,284	94,876	133,509	(44,725)	(146,707)	17,982	121,219

	656,295	144,799	466,674	(895)	(279,985)	64,414	1,051,302

Accumulated depreciation:

Buildings	(11,547)	(6,946)	0	(48)	5,265	(2,158)	(15,434)

Plant and amchinery	(209,968)	(49,270)	0	464	13,897	(7,910)	(252,787)

	(221,515)	(56,216)	0	416	19,162	(10,068)	(268,221)

Impairment of other property, plant and equipment	(649)	(6,116)	0	0	17	(464)	(7,212)

Carrying amount	434,131	82,467	466,674	(479)	(260,806)	53,882	775,869

(note 3 (c))

This appendix forms an integral part of note 9 to the consolidated annual accounts.

1

APPENDIX IV

GRIFOLS, S.A.  AND SUBSIDIARIES

Changes in Property, Plant and Equipment

for the year ended

31 December 2012

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish language version prevails.)

	Balances at		Business			Translation	Balances at
	31/12/2011	Additions	combination	Transfers	Disposals	differences	31/12/2012

Cost:

Land and buildings	156,868	2,049	0	38,176	(9,006)	(5,877)	182,210

Plant and machinery	773,215	26,258	3,822	(17,947)	(26,346)	(11,346)	747,656

Under construction	121,219	125,065	0	(23,831)	(5,413)	(3,862)	213,178

	1,051,302	153,372	3,822	(3,602)	(40,765)	(21,085)	1,143,044

Accumulated depreciation:

Buildings	(15,434)	(5,302)	0	2,335	1,398	1,921	(15,082)

Plant and machinery	(252,787)	(74,321)	(2,100)	(2,241)	11,006	7,727	(312,716)

	(268,221)	(79,623)	(2,100)	94	12,404	9,648	(327,798)

Impairment of other property, plant and equipment	(7,212)	(1,597)	0	0	3,954	(284)	(5,139)

Carrying amount	775,869	72,152	1,722	(3,508)	(24,407)	(11,721)	810,107

(note 3 (a) and (b))

This appendix forms an integral part of note 9 to the consolidated annual accounts.

2

APPENDIX V

GRIFOLS, S.A.  AND SUBSIDIARIES

Breakdown of Non-Current Loans and Borrowings

for the year ended

31 December 2011

(Expressed in thousands of Euros)

(Free translation from the original in Spanish, in the event of discrepancy, the Spanish-language version prevails)

			Concession		Thousands of Euros
Loan	Currency	Interest rate	date	Maturity date	Amount awarded	Carrying amount

Senior Debt - Tranche A	EUR	Euribor + 4%	23/11/2010	01/06/2016	220,000	199,375
Senior Debt - Tranche B	EUR	Euribor + 4,5%	23/11/2010	01/06/2017	220,000	216,700
Senior Debt - Tranche A	USD	Libor + 3,75%	23/11/2010	01/06/2016	927,428	840,482
Senior Debt - Tranche B	USD	Libor + 4,25%	23/11/2010	01/06/2017	1,004,714	989,644

Total Senior Debt					2,372,142	2,246,201

Revolving Credit	EUR	Euribor + 4%	23/11/2010	01/06/2016	38,643	0
Revolving Credit	USD	Libor + 3,75%	23/11/2010	01/06/2016	38,643	0
Revolving Credit	Multicurrency	Libor + 3,75%	23/11/2010	01/06/2016	154,571	0

Total Revolving Credit					231,857	0

Banco Santander	EUR	ICO + 1,89%	01/06/2009	30/06/2016	6,000	4,200
B. Guipuzcoano	EUR	Euribor + 1%	25/03/2010	25/03/2020	8,500	8,500
B.Sabadell	EUR	Euribor + 1%	08/06/2011	30/06/2013	843	813
SCH	EUR	1.75%	13/10/2010	13/10/2017	900	732
Caixa Catalunya	EUR	ICO + 1,99%	30/07/2009	25/08/2016	1,440	1,081
Caixa Galicia	EUR	Euribor + 1,5%	11/06/2010	25/06/2020	1,180	885
Ibercaja	EUR	Euribor + 1,99%	30/07/2009	31/07/2016	1,800	1,324
Banco Popular	EUR	ICO + 1,5%	28/11/2011	25/12/2018	2,000	2,000
Banco Popular	EUR	ICO + 1,5%	28/11/2011	25/12/2018	6,800	6,800
Banca Toscana	EUR	6 months Euribor +1%	08/05/2008	25/06/2013	3,000	326

Loan arrangement costs						(224,777)

					2,636,463	2,048,085

Non-current finance lease creditors (see note 22)					—	24,617

					2,636,463	2,072,702

This appendix forms an integral part of note 22 to the consolidated annual accounts.

1

APPENDIX V

GRIFOLS, S.A.  AND SUBSIDIARIES

Breakdown of Non-Current Loans and Borrowings

for the year ended

31 December 2012

(Expressed in thousands of Euros)

(Free translation from the original in Spanish, in the event of discrepancy, the Spanish-language version prevails)

				Concession		Thousands of Euros
Loan	Currency	Interest rate		date	Maturity date	Amount awarded	Carrying amount

Senior Debt - Tranche A	EUR	Euribor + 3,5%	(*)	23/11/2010	01/06/2016	220,000	176,000
Senior Debt - Tranche B	EUR	Euribor + 3,5%	(*)	23/11/2010	01/06/2017	220,000	196,000
Senior Debt - Tranche A	USD	Libor + 3,25%	(*)	23/11/2010	01/06/2016	454,752	363,802
Senior Debt - Tranche B	USD	Libor + 3,5%	(*)	23/11/2010	01/06/2017	1,288,464	1,255,116

Total Senior Debt						2,183,217	1,990,918

Revolving Credit	EUR	Euribor + 3,25%	(*)	23/11/2010	01/06/2016	21,700	0
Revolving Credit	USD	Libor + 3,25%	(*)	23/11/2010	01/06/2016	26,527	0
Revolving Credit	Multicurrency	Libor + 3,25%	(*)	23/11/2010	01/06/2016	106,109	0

Total Revolving Credit						154,336	0

B.Sabadell	EUR	Euribor		25/03/2010	25/03/2020	8,500	7,589
Bankinter	EUR	ICO+1,65		09/05/2012	10/06/2022	10,000	10,000
B.Sabadell	EUR	Euribor + 1%		16/03/2012	30/11/2014	362	348
B.Sabadell	EUR	Euribor + 1%		16/03/2012	31/12/2014	1,228	1,178
Caixa Catalunya	EUR	ICO+1,99		30/07/2009	25/08/2016	1,440	794
Caixa Galicia	EUR	Euribor + 1,5%		11/06/2010	25/06/2020	1,180	767
Ibercaja	EUR	Euribor + 1,99%		30/07/2009	31/07/2016	1,800	973
Banco Popular	EUR	ICO+1,5		28/11/2011	25/12/2018	2,000	2,000
Banco Popular	EUR	ICO+1,5		28/11/2011	25/12/2018	6,800	6,800
Banco Santander	EUR	ICO+1,89		01/06/2009	25/06/2016	6,000	3,000

Loan arrangement costs							(183,579)

						2,376,863	1,840,788

Non-current finance lease creditors (see note 22)						—	17,592

						2,376,863	1,858,380

(*) Refinanced on 29 February 2012 (see note 22)

This appendix forms an integral part of note 22 to the consolidated annual accounts.

2

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

To the Shareholders:

2012 signalled a new era for Grifols. An era in which we assumed our leading position as the third-largest company in the world in the production of plasma-based pharmaceuticals, and in which we began building a new future under the operating synergies resulting from the acquisition and integration of Talecris in 2011.

Our financial results and the milestones achieved in terms of production and commercialisation of our products, R&D, Human Resources or the environment, are evidence of how Grifols was managed in 2012 and the added value generated by our Company throughout the year.

Income statement: main indicators

•                  Sales performance: revenues in excess of Euros 2,620 million

Grifols closed 2012 with revenues of Euros 2,620.9 million, an increase of 46.0%(2) on the prior year. For comparison purposes, 2011 did not include Talecris sales from January to May, as the acquisition by Grifols took place in June 2011. Constant currency (cc) growth stood at 37.9%.

Total revenues obtained by Grifols in 2012 rose by 13.8% (7.6% cc) compared to the pro-forma(1) results for 2011. These were estimated based on the consolidated financial statements for both companies and were provided for guidance purposes last year.

The healthy sales performance across all divisions was driven by the growth in units sold, despite a general backdrop of austerity as a result of public expenditure cutbacks in certain countries. Grifols’ organic growth during the year was a result of sales growth in geographical areas with better economic prospects, as described elsewhere in this report. Grifols’s international expansion since the 1980’s means the Company is able to tackle new challenges and weather the current economic climate.

By area of activity, Bioscience Division sales amounted to Euros 2,325.1 million, which in reported terms(2) represents growth of 51.8% (42.9% cc). This division accounted for 88.7% of total Grifols’ turnover at the closing date. Diagnostic Division turnover increased by 14.5% (11.9% cc) to Euros 134.3 million, while the Hospital Division, the most affected by public health cuts in Spain, grew by only 0.5% (0.1% cc) to Euros 95.9 million. The contribution from both divisions to global turnover fell to 5.1% and 3.7%, respectively. Finally, the Raw Materials and Others Division, which accounts for approximately 2.5% of the total, increased sales to Euros 65.6 million. These include income from royalties which Talecris used to include in Bioscience, manufacturing agreements with Kedrion and work for third parties carried out by Grifols Engineering.

(1) Pro-forma data are unaudited comparative figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.

(2) Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation for 2011.

(3) Excluding costs associated with the purchase of Talecris and other non-recurring costs.

1

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Grifols’ ongoing international expansion has positively impacted revenues, and reduced Spain’s relative weight from 13% in reported terms(2) in 2011 to 8% in 2012. The Company’s strategy this year has focused on promoting sales in regions less affected by cutbacks, with lower collection periods and better margins.

Foreign sales, which at over Euros 2,407 million now account for 92% of Company turnover, totalled Euros 1,658.5 million (excluding Raw Materials) in the United States and Canada, up 74.8% (61.9% cc) compared to 2011(2) and representing 63.3% of Grifols revenues. A key factor in achieving this was greater dynamism in the United States with a view to increasing market penetration of plasma protein treatments, aided by the reorganisation of the sales and marketing force following the acquisition of Talecris.

Sales volumes of the main plasma proteins performed well in the United States and Canada, with double-digit growth for albumin and increases near these levels in Grifols immunoglobulins and alpha1-antitrypsin. Factor VIII sales in the United States were affected by the sale of Koate® rights to Kedrion in this country.

The Diagnostic Division continued to expand in the American market, resulting in sales growth of 6.1% (cc) in the United States in 2012. Grifols has also reinforced the internal procedures necessary to speed up the regulatory processes for obtaining new licences and approvals from the American health authorities, the Food and Drug Administration (FDA), in order to boost the presence of the Diagnostic and Hospital Divisions in the United States.

Europe accounted for 21.3% of recurring sales (excluding Raw Materials), which were up 6.2% (5.8% cc) on 2011 in reported terms(2) to Euros 559.3 million. Excluding Spain, a country severely affected by budgetary constrains in the health sector, accumulated growth came to 17.1%. This percentage is significant taking into account that the shift in growth strategy towards countries less affected by austerity measures and with shorter collection periods, also involves controlling the Company’s exposure to Spain and other countries in southern Europe.

Finally, sales in other geographic regions, including the Asian-Pacific region and Latin America, have continued to rise. They currently account for 14.2% of revenues, with growth of 28.3%(2) (22.3%cc) to Euros 371.6 million. Of note it is turnover in countries such as Brazil, thanks to new distribution agreements to supply bags for the extraction of blood components. Growth in China is also significant commercially, where sales have increased on the back of albumin marketing and the start up of Diagnostic Division activity.

(1) Pro-forma data are unaudited comparative figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.

(2) Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation for 2011.

(3) Excluding costs associated with the purchase of Talecris and other non-recurring costs.

2

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•                  Sound results: margins and profit continue to improve

Policies to contain operating costs remained a constant throughout the year, particularly those related to administration and general services, which have fallen to 20.8% as a percentage of sales (25.4%(1) in 2011). Important synergies linked to the optimisation of raw material (plasma) and manufacturing costs also materialised, resulting in improvements in variables such as the price per litre of plasma and gross margin.

As regards the manufacture of plasma derivatives, major efforts were made in 2012 to optimise capacity utilization and the production process. In order to do this Grifols is striving to make the use of the intermediate products obtained during plasma fractionation more flexible. The aim is to be able to purify and fill the fractions (intermediate products) generated during the first stage of the manufacturing process at any of the three plants of the Group. This flexibility will enable the manufacturing processes to be optimised, and requires Grifols to hold FDA and EMA licenses, among others. To date, the company has obtained FDA approval to use Fraction II+III (intermediate product) obtained at the Los Angeles plant in the production (purification and filling) of IVIG at the Clayton plant (Gamunex®) and is awaiting authorization to use intermediate product from the Parets del Vallès plant (Barcelona-Spain).

Recent approval has been granted to use Fraction V obtained at the Clayton plant (North Carolina-USA) in the production of albumin at Los Angeles (California-USA), and to use Fraction IV-I obtained in Los Angeles in the production of alpha1-antitrypsin ((Prolastina®) with the Clayton purification method. It has also obtained approval to use cryoprecipitate (intermediate product) obtained at the Melville plant (New York-USA) to produce Koate® factor VIII in Clayton. Grifols is continuing in its efforts to obtain an FDA licence to use cryoprecipitate obtained at Clayton in the factor VIII purification plant in Los Angeles.

As a result, reported EBITDA for the year amounted to Euros 789.2 million, representing a sales margin of 30.1% and a rise of 950 basis points (bps) compared to the 20.6% sales margin in 2011(2). Adjusted(3) EBITDA, which excludes the costs associated with the purchase of Talecris and other non-recurring costs, totalled Euros 836.1 million, a growth of 76.8%(2). This represents a sales margin of 31.9%, an improvement of 560(2) bps compared to 2011.

Group net profit amounted to Euros 256.7 million at the 2012 closing date, 9.8% as a percentage of sales. Better financing conditions negotiated at the beginning of 2012 have contributed to this result and the impact will continue throughout 2013. Specifically, the new financing conditions have resulted in lower interest rates; the elimination of clauses related to investments in fixed assets and debt service coverage ratios; modification of the leverage ratio limiting the distribution of dividends (improved to 4.5 times Net Financial Debt/EBITDA); and the reduction of this debt through voluntary, early debt repayments of US Dollar 240 million.

(1) Pro-forma data are unaudited comparative figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.

(2) Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation for 2011.

(3) Excluding costs associated with the purchase of Talecris and other non-recurring costs..

3

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Key balance sheet indicators

The increase in fixed assets is attributable to acquisitions and capital investments (CAPEX). In particular, property plant & equipment amounted to Euros 810.1 million as compared to the figure of Euros 775.9 million reported in December 2011. In addition, taking into account the latest modifications and exchange rate fluctuations, goodwill stood at Euros 1,869.9 million.

•                  Reduction in inventory levels and average collection periods, leading to cash flow generation

Improvements in inventory management and the efficiency of safety stock meant inventory levels were reduced as planned. Turnover days have also been reduced from 319 days in December 2011 to 281 days at the end of 2012.

The Group’s cash positions have risen to Euros 473.3 million, after debt and interest repayments, confirming the healthy generation of cash and cash flows. The Supplier Payment Plan which came into force in Spain has affected the final cash balance and reduced balances receivable.

Management of working capital has improved as a consequence of the Group’s greater exposure to countries with shorter collection periods and the reduction of sales to southern European economies (Spain, Italy, Portugal and Greece) that represent around 13% of total sales.

Grifols’ average collection period fell by 13 days to 52 days in December 2012.

•                  Debt reduction and improved credit ratings

Grifols’ net financial debt at December 2012 stood at Euros 2,396.1 million, a ratio of 2.87 times adjusted EBITDA(3), and lower than the ratio of 4.3 recorded at December 2011.

Cash flow generation before interest payment exceeded 600 million euros. The Company has made debt repayments totalling a net of Euros 255.6 million over the year, which includes early repayments and confirms Grifols’ forecast of returning to the debt levels prior to the purchase of Talecris, once the projected synergies have been achieved.

Gradual debt reduction coupled with sound results and healthy cash flows have all contributed to reinforcing the balance sheet. All of these factors played a major role in the decision of Standard and Poor’s and Moody’s to upgrade Grifols’ latest credit rating. So much so that in August Standard & Poor´s upgraded Grifols’ Corporate Family Rating to BB, with a stable outlook, with senior secured debt rated BB+ and senior unsecured debt at B+.

(1) Pro-forma data are unaudited comparative figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.

(2) Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation for 2011.

(3) Excluding costs associated with the purchase of Talecris and other non-recurring costs..

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GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Moody’s meanwhile upgraded Grifols’ Corporate Family Rating to Ba3, with senior secured debt rated Ba2 and senior unsecured debt at B2, all with a positive outlook. One of the determining factors behind Moody’s decision to improve its rating was the decision not to pay a dividend in 2012, as approved by the shareholders at their annual general meeting.

•                  Equity

Grifols equity increased to Euros 1,880.7 million in 2012, mainly as a result of the positive results during the period.

To December 2012, Grifols’ share capital amounted to Euros 117.9 million, represented by 213,064,899 ordinary shares (Class A) and 113,499,346 shares without voting rights (Class B).

Grifols’ ordinary shares (Class A) are listed on the Spanish stock exchange electronic trading system and form part of the Ibex-35 (GRF) index, while shares without voting rights (Class B) are also listed on the Spanish stock exchange electronic trading system (GRF.P) and on the US NASDAQ stock exchange (GRFS) through ADRs (American Depositary Receipts). After modification in 2012 of the exchange rate of ADRs listed on NASDAQ, 1 Grifols’ ADR represents 1 Class B share.

At the extraordinary general meeting held on 4 December, the shareholders approved a scrip issue as an alternative remuneration formula to the payment of cash dividends, in the proportion of 1 new Class B share for every 20 former shares, regardless of whether they were Class A or Class B.

Capital investment (CAPEX) and R&D

•                  The majority of capital investments up to 2015 already made

By 2012 Grifols had met most of its CAPEX targets up to 2015. During the year, the Company continued with its planned investments and earmarked a total of Euros 156.1 million to expand and improve its production facilities in both Spain and the United States. From 2012 to 2015, the Group will invest over Euros 400 million, of which approximately 30% will be destined for investments in Spain.

The Bioscience Division has absorbed a substantial proportion of the investment plan, which involves improving the structure of plasma procurement centres in the United States and gradually expanding production facilities.

The construction of the new plasma fractionation plant in Parets del Vallès, with a fractionation capacity of 2 million litres/year, has been completed and it will be operational by 2014. The expansion works at the Clayton plant, where initial plasma trials have commenced, continue, although the entire validation process will not be completed before 2015. Once operative, both plants will provide Grifols with an installed plasma fractionation capacity of 12.5 million litres/year.

(1) Pro-forma data are unaudited comparative figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.

(2) Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation for 2011.

(3) Excluding costs associated with the purchase of Talecris and other non-recurring costs.

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GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Investments related to plasma protein purification have also continued. In 2012, the validation of the factor VIII and IX coagulation plants were completed at Los Angeles, and both FDA and EMA approval have been obtained. Expansion works at the Clayton albumin plant have also concluded, while the conversion and adaptation process is still underway at the Los Angeles plant for manufacturing Gamunex® intravenous immunoglobulin (IVIG).

Grifols’ main goal is to gradually expand its production plant capacities in Spain and the United States. In order to do so, it is simultaneously expanding facilities involved in plasma fractionation and protein purification to obtain the different types of plasma derivatives.

Part of the investments have also been devoted to areas such as expanding and relocating plasma donation centres; improving infrastructures related to the classification, preparation and storage of raw materials; logistics centres and analysis laboratories. Of particular note are the closure of the sample analysis laboratory in Raleigh (North Carolina-USA) and consolidation of the laboratories situated in Austin and San Marcos (Texas-USA). In the first half of 2012, the San Marcos laboratory was inaugurated, where a minimum of eight tests are conducted on each unit of plasma.

As regards the Diagnostic and Hospital Divisions, whose production facilities are mainly centralised in Spain, the expansion works on phase III of the Las Torres de Cotillas industrial complex (Murcia-Spain) have concluded, and the facilities have commenced operations. This complex produces intravenous saline solution in flexible packaging and bags for the extraction and conservation of blood components. The latest expansion involved an investment of approximately Euros 18 million and the two Grifols’ complexes in Murcia occupy a total surface area of 13,000 m(2). The Company also intends to invest an additional Euros 5 million for phase IV, in order to integrate the entire production process in a single complex.

Works have commenced on a new plant in Brazil for manufacturing bags for the extraction and conservation of blood components. This project has a budget of Euros 5 million and is being carried out by a new company called Gri-Cei, which is 60%/40% owned by Grifols and the Brazilian company Comércio Exportação e Importação de Materiais Médicos Ltda (CEI). Construction is expected to take two years. Once operative, it will enable Grifols to increase production capacity and strengthen its direct commercial presence in Latin America.

•                  Extensive R&D Project portfolio

Grifols’ commitment to research and development continues to be illustrated by its profits for the year. Investments in R&D were higher than in 2011 and, following the acquisition of Talecris, the Company has the most extensive R&D portfolio of projects in progress ever.

(1) Pro-forma data are unaudited comparative figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.

(2) Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation for 2011.

(3) Excluding costs associated with the purchase of Talecris and other non-recurring costs.

6

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Grifols has invested a total of Euros 124.4 million in R&D during the year, representing 4.7% of sales and consolidating its leadership in research and development in alternative therapies that contribute to both scientific progress and society as a whole. In 2012 Grifols has 12 clinic trials underway for new products and treatments.

In fact, one of the key factors in Grifols’ growth in recent decades has been its research activities, which have allowed it to launch new plasma proteins, new generations of existing proteins and new therapies onto the market.

Talecris’ incorporation into the Group has led to Grifols establishing a common strategy for its research area, resulting in an integrated and flexible approach that has contributed to the creation of new projects in the medium and long term.

The Group’s main lines of research are as follows:

•                  Integral strategy in Alzheimer research

Grifols’ Alzheimer research strategy addresses the degenerative disease from a global perspective, focusing on treatment with plasma derivatives, early diagnosis plus prevention and protection by means of vaccination.

2012 saw the launch of the AMBAR (Alzheimer Management by Albumin Replacement) study. This multicentre trial, which complements two previous trials, involves combining hemapheresis treatment with the administration of albumin and intravenous immunoglobulin (plasma-derived proteins), two of the main plasma derivatives, in different intervals and in varying doses. It includes approximately 350 patients from both Spain and the United States.

AMBAR was presented at the open forum of neurology experts at the annual congress of the Spanish Society of Neurology (SEN), held in November. In addition, the Company has signed an agreement with Fenwal to manufacture plasmapheresis machines and perishable material for the centres participating in the clinical trial.

Grifols is also pursuing its research activity through Araclon Biotech, a Grifols Group company dedicated to finding solutions that promote new diagnostic and therapeutic approaches to Alzheimer’s disease. Araclon is working on the validation of an early diagnostic kit and the development of a vaccine to combat Alzheimer’s disease in the asymptomatic/preclinical stage. The vaccine has passed the animal experimentation stage and is pending approval by the Spanish Medications Agency for the start of clinical trials in humans.

•                  Albumin in hepatology

(1) Pro-forma data are unaudited comparative figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.

(2) Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation for 2011.

(3) Excluding costs associated with the purchase of Talecris and other non-recurring costs.

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GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

A clinical trial is currently underway to evaluate the effect of prolonged administering of human albumin on cardiovascular and renal functions in patients with advanced cirrhosis and ascites. Once the clinical results have been obtained and analysed, a major-scale phase IV trial will be considered.

•                  Anti-thrombin in cardiac surgery

A clinical study to demonstrate the clinical effectiveness of Antithrombin (AT) Anbinex® in patients who have undergone cardiac surgery. In 2012, the most recent advances resulting from this research were presented at the congress of the European Association of Cardiothoracic Anaesthesiologists (EACTA).

•                  Biological glue

Grifols has embarked upon a new area of research with its interdisciplinary R&D project on biosurgery. This research is focused on developing a biological glue with healing or sealing properties for vascular, parenchymal, and soft tissue surgery and new uses for plasma proteins beyond the traditional replacement therapies. Four clinical trials are currently underway, two in vascular surgery and two in non-vascular surgery (parenchymal and soft tissue surgery), in Europe, Canada and the United States. The clinical trial in Europe is focusing on vascular surgery and is scheduled for completion during the first quarter of 2014. Furthermore, in 2012 the Company obtained FDA authorisation to commence three clinical trials in the United States.

Research is underway to obtain data on the effectiveness of IVIG Flebogamma® 5% DIF on paediatric patients, which is scheduled for completion at the end of 2013. This research includes projects regarding the use of plasmin in cases of acute peripheral arterial occlusion, the start of phase II of the clinical trial to evaluate the safety and tolerance of treating cystic fibrosis with preparations such as an inhaled formulation of alpha 1-antitrypsin.

For another consecutive year, Grifols’ R&D activity has been rated “Excellent” by the Spanish Profarma Plan. The Spanish Profarma Plan is a joint programme set up by the Ministry of Industry, Tourism and Commerce, the Ministry of Health and Social Policy and the Ministry of Science and Innovation aimed at promoting scientific research, development and technological innovation in the pharmaceutical industry.

Growth through acquisitions

Grifols’ commitment is expressed both through a sound investment policy and by the acquisition of shares in R&D companies and projects in fields of medicine other than Grifols’ core activity, such as advanced therapies, with the aim of securing the funding required to provide continuity to such initiatives.

(1) Pro-forma data are unaudited comparative figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.

(2) Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation for 2011.

(3) Excluding costs associated with the purchase of Talecris and other non-recurring costs.

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GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

One of its most important investments in 2012 was the acquisition of 51% of the share capital of Araclon Biotech with the aim of ensuring the viability of its biotechnological research project, as well as the acquisition of 40% of VCN Bioscience.

•                  51% of Araclon Biotech

Araclon Biotech, S.L. was founded as a spin-off from the University of Zaragoza in 2004. Its main areas of research focus on the validation and marketing of a blood diagnosis kit for Alzheimer’s and the development of an effective immunotherapy (vaccine) for this disease.

The operation was carried out by the investment vehicle, Gri-Cel, S.A., that centralises the Group’s investments in R&D projects in fields of medicine other than its core business. Grifols is currently the main shareholder of Araclon Biotech with a 51% share, while the remaining 49% is held by other founding shareholders.

•                  40% of VCN Bioscience

In 2012 Grifols acquired 40% of the share capital of biotechnology firm VCN Bioscience, devoted to the investigation and development of new therapeutic approaches to tumours for which there is currently no effective treatment. The firm’s most advanced project focuses on the treatment of pancreatic cancer and Grifols’ stake in the firm’s share capital will enable it to continue to develop this new therapeutic approach, currently at the preclinical phase and scheduled to enter the clinical phase in 2013.

Performance by business area:  division analysis

•                 Bioscience Division: 88.7% of income

The Bioscience Division has generated 88.7% of Grifols’ turnover and sales totalled Euros 2,325.1 million. Over 95% of sales were concentrated in the international markets although major growth was reported in the United States market, where the sales teams have implemented various measures to establish a closer relationship with certain groups, such as doctors, healthcare group purchasing organisations (GPO) and hospital pharmacy services, to discover their needs and offer better solutions. Sales have also risen to countries such as China, where albumin sales are performing well.

(1) Pro-forma data are unaudited comparative figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.

(2) Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation for 2011.

(3) Excluding costs associated with the purchase of Talecris and other non-recurring costs.

9

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

An analysis of sales by product shows that high sales volumes in the main plasma-derived proteins have been the principal driver of growth in addition to the strengthening of Alphanate® (FVIII) following the divestment of Koate® in the United States as a result of the agreements with the FTC. Other relevant factors include the introduction of new products in certain markets and the wider range of uses. Towards the end of 2012 Grifols started to market Prolastina® in Spain, which is an alpha1-antitrypsin manufactured following the method used at the Clayton plant. The FDA has classified this plasma protein as an orphan drug in the treatment of cystic fibrosis, enabling a clinical trial to be set up to develop a new inhaled formulation of this therapy.

The rise in sales will also be driven in the medium term by the awarding of new licences. The Company has also obtained FDA approval for a new anti-thrombin manufacturing plant in Clayton, from which the first batches have already been obtained. This product was still being manufactured under the contract with Bayer in Berkeley and is the only anti-thrombin approved by the FDA in the United States.

Sales to the Inactivation of Plasma for Hospital Transfusion (IPTH) Service, on the other hand, are down as a result of the drop in the number of requests from centres, with 58,130 units sold in 2012 compared to 78,224 in 2011.

Regarding raw materials, 5.8 million litres of plasma have been collected by Grifols in the USA in 2012 in line with its optimization strategy. Three new plasma donor centres have been purchased in the USA from the Canadian biopharmaceutical firm Cangene Corporation, a transaction which will enable Grifols to reinforce its worldwide leadership in the obtaining of raw materials and the vertical integration of its business. At the end of the reporting period Grifols thus owns 150 centres in the United States. Furthermore, with the start up of a second sample analysis laboratory in San Marcos, in addition to Grifols’ laboratory in Austin, the Group has the necessary resources to analyse the samples required to guarantee the safety of its raw materials and to minimize the possible risks due to force majeure.

The security of processes and products is of paramount importance to Grifols. Some of the improvements implemented during the year are: the incorporation of an automatic module for the emptying and cutting of plasma bags (Plasma Bags Open (PBO)) at the Parets del Vallès fractionation plant; the validation of a new analysis platform to jointly diagnose parvovirus B19, hepatitis A (HAV NAT) and new serology kits for vial markers. It has also completed the construction of a Plasma Bottle Sampling System (PBSS) for Grifols donor centres in the US, This has already been transferred to the industrialization department, with the manufacture of a preliminary series of 4 units. Studies are ongoing on the application of radiofrequency technology (RFID) as a technique for identifying plasma bottles.

Finally, in the area of logistics, the process for qualifying and validating the land transport of European plasma has been completed and an inspection has been satisfactorily carried out by the AEM. Improvements have also been made to centres’ IT systems to facilitate barcode readings and improve the logistics of unit handling and traceability.

(1) Pro-forma data are unaudited comparative figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.

(2) Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation for 2011.

(3) Excluding costs associated with the purchase of Talecris and other non-recurring costs.

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GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

•                  Diagnostic and Hospital Divisions

The Diagnostic and Hospital Divisions, representing approximately 5.1% and 3.7% of Grifols’ business, respectively, have sustained their growth during the year.

The two main events affecting the future and international expansion of both divisions are as follows: FDA positive inspection of the facilities, quality procedures and systems at the Diagnostic plant in Parets del Vallès, which represents a step forward in the commercialisation of gel reagents in the US market, and approval of the fluid therapy line in the Hospital Division of the Parets del Vallès plant, which will enable the manufacture and control of injectable medication for the US market and boost manufacturing for third parties in this division

Another relevant milestone is the obtaining of ISO 13485:2003+AC:2009 in the United States, an international quality standard establishing voluntary points of reference for the design, manufacture and distribution of Grifols medical appliances produced in Spain.

Sales in the Diagnostic Division stood at Euros 134.3 million, almost 80% of which have been made outside Spain. DG Gel® cards to determine blood group continue to be the driving force behind the division’s growth in 2012. The number of cards sold has increased in all the markets in which Grifols operates, especially in emerging countries such as Mexico, Turkey, China and Brazil. New formulations have been developed for the United States, a key strategic area for growth in the division. Therefore, as a preliminary step, the successful FDA pre-inspection of the facilities, the quality procedures and systems for gel reagents at the Parets del Vallès plant and the approval of the DG Gel® system by the Canadian authorities have all been very welcome news.

A new gel card filling line has been installed at the Parets del Vallès plant to raise production of gel reagents and meet strong market demand. In terms of instruments, two new software versions of the analyser Erytra® have been launched, version 3.0 of which offers additional features to improve the performance and safety and enhance the robustness of the analyser. Sales of this software have performed particularly well in Switzerland, Denmark, Sweden and Norway, while the first Erytra® analyser was installed in Mexico. Sales of the hemostatis Q® analyser have also continued to perform well in emerging markets such as Brazil and Turkey.

The Diagnostic Division has consolidated its expansion in other markets through its collaboration agreement with the Blood Bank of Shanghai, one of China’s leading institutions in the area of blood transfusions, which will use Grifols’ latest technology, the BLOODchip® genetic test, to verify blood compatibility. The Blood Bank of Shanghai renders services to over 20 million people each year and receives more than 300,000 donations annually.

(1) Pro-forma data are unaudited comparative figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.

(2) Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation for 2011.

(3) Excluding costs associated with the purchase of Talecris and other non-recurring costs.

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GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Despite the current budget restrictions in Spain, the autonomous regions of Castille-La Mancha and Aragon have chosen to invest in transfusion safety through platelets and plasma pathogen inactivation processes using products distributed by Grifols. A total of nine regions have now implemented these systems.

Within this division, the immunohematology unit has mainly focused its activities on obtaining FDA approval for its products. It has also worked on improving instrument software and hardware, specifically, the programming, verification and validation of new techniques for the automation of specific reagents in the WADiana® analyser and the DG® Reader

Immunology activities included maintenance of Triturus analysers and management of component obsolescence. Additionally, a special version has been developed for exclusive use by Araclon Biotech which will allow ABTests® kits for early Alzheimer diagnosis to be automated.

The Hemostasis line continued to expand its range of reagents, notably DG®-Clot PS, for determining PS activity through clotting and DG®-PT L Rec, a new liquid recombinant thromboplastin. Validation and industrialisation of DG®-Chrom PC, a proprietary chromogenic kit for Protein C, also continued, with the first commercial batch due to be manufactured in the first quarter of 2013. Finally, development of the DG®-TT L human reagent, Liquid Human Thrombin for Thrombin Time concluded, while DG® -Latex PS Free, a latex reagent for determining Free Protein S, remains under development.

Hospital Division activity remained stable, generating approximately 3.7% of total Grifols revenues in 2012. This division accounts for the majority of sales in the Spanish market, and certain products have thus been affected by health sector cutbacks. Nonetheless, the Group is reorganising its commercial structure in Spain, focusing on a more specialised, integrated model, both geographically and functionally, which will allow it to tackle the challenges posed by the new Spanish health sector panorama.

Grifols continues to foster international expansion of this division, mainly through the Logistics and Hospital area and trade and distribution agreements.

Distribution commenced of Actial Farmacéutica’s probiotic food supplement VSL#3®, which helps maintain intestinal bacteria balance and boost the immune system. This product, suitable for both adults and children, is distributed in hospitals and pharmacies. This distribution agreement contributed to the 6.6% growth enjoyed by the Nutrition area.

The distribution agreement signed with CareFusion in 2011, has enabled this company to begin commercialising the BlisPack® system, designed and manufactured by Grifols, in Latin America, the Middle East and Asia. In 2012 version 1.2 of the product was launched, with greater processing capabilities. BlisPack® automates blister cutting and the electronic identification of medications for hospital use.

(1) Pro-forma data are unaudited comparative figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.

(2) Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation for 2011.

(3) Excluding costs associated with the purchase of Talecris and other non-recurring costs.

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GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The strategy of manufacturing pre-diluted pharmaceuticals for third parties is contributing to the geographical diversification of the division and maximising use of the Parets del Vallès production facilities. This service is provided through Grifols Partnership and agreements signed in 2012 include that signed in the United States with Mylan Institutional, which will allow both companies to expand their position in the hospital market, and the agreement with Eurospital for the manufacture of intravenous glass bottle saline solution for this Italian company.

In 2012 the plant at Parets del Vallès plant was inspected by the FDA, one of the prerequisites to continue with the internationalisation of the division, which plans to obtain approval for the Barcelona plant and at a later stage for the Murcia plant from the US authorities.

The Murcia plant has a total production capacity of up to 40 million units of intravenous solutions (saline solution) in polypropylene bags. The plant has both FDA and EC accreditation for healthcare products, and Spanish Medications Agency (AEM) authorisation to manufacture medicines. Additionally, the Group has been granted authorisation from the Spanish Health Ministry to sell products manufactured in the expanded area of the Murcia plant (phase III), which will enable it to raise production of intravenous solutions in flexible packaging.

In the area of fluid therapy manufacturing for third parties, two formulations for the treatment of osteoporosis in the European, American and Australian markets have been approved, with commercialisation due to commence in 2013. For this to happen, it essential for the manufacturing and control facilities for injectable medicines at the Parets del Vallès plant to have satisfactorily passed the FDA pre-inspection, a prior step to obtaining definitive approval for selling these products in the United States. The AEM has also approved pre-diluted potassium solutions in different formats and five new developments have been embarked upon, including a painkiller and a saline solution for the American market. In Nutrition, industrialisation of a parenteral lipid solution has begun while two new enteral diets, one hyperprotein and the other diabetic, have been concluded.

Environmental management

In the environmental area, 2012 results demonstrate the importance and effectiveness of the energy efficiency and emissions reduction measures adopted as key plans of action under the Corporate Plan for Strategic Energy Initiatives 2010-2012.

Worth highlighting is the progress made in the global implementation of the SAP SuPM (Sustainability Performance Management) tool, which will facilitate IT monitoring of all environmental indicators and provide better information on which to base new targets for improvement.

The increased production of plasma-derived products, the Group’s core business area incorporated in the Bioscience Division, has not affected environmental issues such as the generation of waste products, thanks to the application of Grifols’ environmental management policy and objectives.

(1) Pro-forma data are unaudited comparative figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.

(2) Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation for 2011.

(3) Excluding costs associated with the purchase of Talecris and other non-recurring costs.

13

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Construction of the ethanol distillation tower at the Los Angeles plant is about to be completed. When it becomes operational it will recycle 1.4 million litres of this compound per year which is currently managed as waste.

More than 160 tons of empty plastic plasma bottles have been recycled at the Clayton plant and general waste has been reduced by more than 900 tons due to improvements in waste separation.

A new waste area has been built at the Parets del Vallès factory to centralise equipment and thus improve waste separation and recycling, although 100% of polyethylene glycol waste produced was recycled last year. The 4,000 tons were converted to a by-product to manufacture additives for the cement industry and biogas production, which has also prevented 2,300 tons of CO(2) from being released into the atmosphere.

The Go Green Campaign, aimed at encouraging recycling at the 150 plasma donation centres in USA, stands out among the initiatives introduced to create better environmental awareness. Grifols has once again taken part in the Carbon Disclosure Project (CDP), the aim of which is to recognise the steps taken by the various participating companies to cut gas emissions and mitigate the risks of climate change. In 2012 Grifols obtained 88 points out of a possible 100, placing it 14th in the ranking of the best valued companies among 125 major companies from Spain and Portugal, and the top company in the health sector.

Human Resources

Two of the main human resources initiatives have been to maintain jobs and back the development of professionals working at Grifols to support the Company’s growth.

Grifols’ average accumulated headcount stood at 11,108 employees, in general terms similar to the previous year, although in Spain there was a 3.5% rise to a total of 2,474 employees.

In 2012 Grifols consolidated its benchmark position as a model employer, with average length of service at six years.  It provides equal opportunities for male and female staff, with an almost equal distribution by gender (46% men and 54% women), and an average age of 38 years.

The number of courses, participants and total hours spent on training have all soared compared to 2011, while more emphasis has been placed on activities relating to technical and scientific training, as well as the development of personal and business skills.

(1) Pro-forma data are unaudited comparative figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.

(2) Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation for 2011.

(3) Excluding costs associated with the purchase of Talecris and other non-recurring costs.

14

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At strategic level, the main focus has been on sustaining and consolidating work processes among all training areas of the organisation at corporate and international level, particularly in the United States. Various key projects are thus being developed, such as gradual implementation of the SAP Training module for the entire Group, improvement of the Campus Grifols (online training platform) and standardisation and gradual implementation of a global performance assessment system.

The Group’s two academies, the Grifols Academy of Plasmapheresis in the United States and the Grifols Academy in Spain, also played a prominent role in 2012, their first complete year of operations, providing 254 courses, more than 40,000 hours’ training and support to over 2,000 participants.

Finally, maintaining health and safety in the workplace also consumed a substantial amount of HR efforts. The most effective way to achieve this is to correctly identify all plant design risks in order to prevent them, and manage them adequately.

On an international level, standardisation of the health and safety in the workplace management system continued. This project was launched in 2010 and comprises three phases: determining the health and safety management measures in place at international subsidiaries, updating existing documentation for each of them, and setting up a standard system adapted to each subsidiary that meets with the safety certification standards in force in Spain.

In line with the plan, efforts in 2012 centred on consolidating the subsidiaries’ management system, including monitoring targets and establishing key performance indicators (KPI´s). Additionally, a health and safety manual has been drawn up for subsidiaries to aid close monitoring of the project. In order to verify the effectiveness of the management system implemented, regular audits will be conducted in 2013, the results of which will enable new initiatives and deadlines to be defined.

In the United States, a US Health and Safety Committee has been created, comprising the heads of the different Group companies based in this country. Subcommittees have also been set up to deal with specific issues and share good practices among the different companies that Grifols operates in the United States.

Risk

The financial crisis, whose effects were already touched upon in the 2008 annual report, is still affecting the countries in which Grifols operates. It remains difficult to predict whether there will be any further changes in the public health systems that could affect the Company’s activity.

(1) Pro-forma data are unaudited comparative figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.

(2) Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation for 2011.

(3) Excluding costs associated with the purchase of Talecris and other non-recurring costs.

15

GRIFOLS, S.A. AND SUBSIDIARIES

Directors’ Report

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Group’s future results could be influenced by events relating to its own activity, such as shortages of raw materials for the manufacture of its products, the introduction of competing products or changes in legislation regulating the markets in which it operates. However, at the date of preparation of these annual accounts, Grifols has adopted the measures it considers necessary to mitigate the possible effects of these events.

In 2012 the U.S. Department of Justice (DOJ) informed the Company that the proceedings in relation to the internal investigation being carried out in Talecris since July 2009 for possible breaches of the Foreign Corrupt Practices Act (FCPA), were being closed. This investigation commenced prior to Grifols’ acquisition of Talecris and dates back to when Talecris belonged to the Bayer Group. The Group continues with the in-depth review of potential irregular practices. The review is expected to be concluded in 2013.

Treasury stocks

Transactions with treasury stocks during 2012 are described in the notes to the consolidated accounts accompanying this report.

The Annual Corporate Governance Report, which is required from listed companies, is included as an appendix to this Directors’ Report, of which it forms part.

Events after the reporting period

After the reporting date, the share capital increase for a nominal amount of Euros 1.63 million was carried out through the issue of 16,328,212 new shares without voting rights (Class B) of Euros 0.10 par value each, with no share premium and a charge to voluntary reserves. These shares have been listed on the Spanish stock exchange since January 2013. As a result, Grifols’ share capital since January 2013 has stood at Euros 119.5 million, and is represented by 213,064,899 ordinary shares (Class A) with a par value of Euros 0.50 each and Euros 129,827,558 shares without voting rights (Class B), with a par value of Euros 0.10 each.

(1) Pro-forma data are unaudited comparative figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011.

(2) Reported figures do not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation for 2011.

(3) Excluding costs associated with the purchase of Talecris and other non-recurring costs.

16

GRIFOLS, S.A AND SUBSIDIARIES

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

At their meeting held on 21 February 2013, pursuant to the legal requirements, the Directors of Grifols, S.A. authorised for issue the consolidated annual accounts and consolidated directors’ report for the period from 1 January 2012 to 31 December 2012. The consolidated annual accounts comprise the documents that precede this certification.

Victor Grifols Roura	Ramón Riera Roca	Juan Ignacio Twose Roura
(signed)	(signed)	(signed)
Chairman	Board member	Board member

Tomás Dagà Gelabert	Thortol Holding B.V.	Thomas Glanzmann
(signed)	(J.A. Grifols G.)	(signed)
(signed)
Board member	Board member	Board member

Edgar Dalzell Jannotta	Anna Veiga Lluch	Luis Isasi Fernández de
(signed)	(signed)	Bobadilla (signed)
Board member	Board member	Board member

Steven F. Mayer (signed)	W. Brett Ingersoll	Raimon Grifols Roura
	(signed)	(signed)
Board member	Board member	Secretary to the board

2012 SECOND HALF REPORT

2012 SECOND HALF REPORT 2 DISCLAIMER The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law. This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations.

2012: A NEW DIMENSION. THE SAME PIONEERING SPIRIT Grifols is a global healthcare company with a 70-year legacy of improving people’s health and well-being through the development of lifesaving plasma medicines, hospital pharmacy products and diagnostic technology for clinical use. In 2012, Grifols ushered in a new era, one that has seen the company become the world’s third-largest producer of plasma-derived medicines as it builds a new future on the basis of the group’s expansion following the acquisition and integration of Talecris in 2011. Its financial results and its achievements in manufacturing, sales, R&D, Human Resources and the environment confirm the strategy implemented in 2012, and are proof of the added value generated by the company throughout the year. In 2012, Grifols ordinary shares (Class A) have been the highest performers on the IBEX-35, rising by over 100% during the course of the year. 2012 KEY ACHIEVEMENTS NET PROFIT2 GROWS OVER 5 TIMES COMPARED TO DECEMBER 2011, REACHING 256.7 MILLION EUROS 92% OF INCOME GENERATED OUTSIDE SPAIN, WITH A SIGNIFICANT PRESENCE IN THE UNITED STATES POSITIVE PERFORMANCE OF SALES OF ALL DIVISIONS DUE TO INCREASED VOLUME NET FINANCIAL DEBT RATIO FALLS TO 2.87 TIMES ADJUSTED EBITDA3, DOWN FROM A RATIO OF 4.34 TIMES AT DECEMBER 2011 NEW FUNDING CONDITIONS NEGOTIATED AT THE START OF 2012 HAVE CONTRIBUTED TO GROUP PROFITS AND TO A CONTROLLED BORROWING POLICY IMPROVEMENT IN MARGINS AS A RESULT OF THE ACHIEVEMENT OF SYNERGIES LINKED TO THE OPTIMIZATION OF COSTS AND OPERATING EXPENSES 1 Unaudited proforma figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011. 2 Reported figures: does not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation in 2011, for comparative purposes. 3 Excludes costs associated with the purchase of Talecris and other non-recurring costs.

4 2012 SECOND HALF REPORT 1. INCOME STATEMENT: PRINCIPAL INDICATORS SALES PERFORMANCE: INCOME EXCEEDS 2,620 MILLION EUROS Grifols closed 2012 with turnover of 2,620.9 million euros, an increase of 46.0%2 compared to the preceding year. For the purposes of comparison, the figures for 2011 do not include sales by Talecris from January to May 2011, as the purchase by Grifols took place in June 2011. Growth at constant currency exchange rate (cc) was 37.9%. Grifols total sales income during 2012 represents an increase of 13.8% (7.6% CC) compared to proforma results1 for 2011. Estimated on the basis of the consolidated financial statements of both companies and provided for guidance purposes in the previous financial year. The positive sales performance recorded in all divisions has been driven by increased units sold in a general context of austerity as a consequence of measures to contain public expenditure implemented in various countries. In addition, the organic growth experienced by Grifols during the year has been helped by rising sales in geographic regions with better economic outlooks. In this respect, the internationalization strategy pursued by Grifols since the 1980s has enabled the company to face new challenges and weather the current economic situation. 2012 RESULTS Adjusted EBITDA3 of 836.1 million euros: an increase of 76.8%2, representing a margin of 31.9% of sales Sales have risen by 46.0%2 exceeding 2,620 million euros Main investments, according to the capital expenditure (CAPEX) Plan 2012-2015 implemented By activity area, the sales of the Bioscience division were 2,325.1 million euros, representing growth in reported terms2 of 51.8% (42.9% CC) and 14.5% (7.7% CC) in proforma terms1. At the year end, this division accounted for 88.7% of the total business revenue of Grifols. The sales revenue of the Diagnostic division rose by 14.5% (11.9% CC) to 134.3 million euros, while the Hospital division, the area most strongly affected by cuts in Spanish health expenditure, grew by 0.5% (0.1% CC) to 95.9 million euros. Both divisions have reduced their share of the group's total sales revenue, to 5.1% and 3.7% respectively. Finally, the sales of the Raw Materials & Others division, which represent approximately 2.5% of the total, rose to 65.6 million euros. This figure includes, among other items, royalties, income that Talecris included in Bioscience, income deriving from manufacturing agreements with Kedrion, and third-party engineering projects performed by Grifols Engineering.

DYNAMISM OF INTERNATIONAL SALES, PARTICULARLY IN THE UNITED STATES The ongoing internationalization of Grifols has helped its sales performance. This has seen a gradual reduction of the proportion of sales accounted for by Spain, falling to 8% in 2012, against 10% in proforma terms1 for 2011. The company’s strategy over the past year has focused on increasing sales in regions less affected by austerity measures, with shorter payment periods and better margins. Sales to foreign markets now account for 92% of the company’s sales revenue, worth over 2,407 million euros, with the United States and Canada accounting for the lion’s share of this. Sales in these markets totalled 1,658.5 million euros (excluding Raw Materials), a figure that represents growth of 74.8% (61.9% CC) compared to 20112 and 63.3% of Grifols’ income. In proforma terms1, this represents an increase of 21.6% (12.6% CC). In the United States and Canada the performance by volume of the main plasma proteins has been particularly impressive, with double-digit growth for albumin, and figures close to these levels for Grifols immunoglobulins and alpha 1-antitrypsin. The sale of the rights to Koate® to Kedrion for the United States impacted the sales of factor VIII in that country. REPORTED SALES BY REGION2 IN THOUSANDS OF EUROS 2012 % Sales 2011 % Sales % VAR % VAR CC EU 559,327 21.3 526,625 29.3 6.2 5.8 US+CANADA 1,658,548 63.3 948,730 52.9 74.8 61.9 R.O.W. 371,619 14.2 289,732 16.1 28.3 22.3 SUBTOTAL 2,589,494 98.8 1,765,087 98.3 46.7 38.7 RAW MATERIALS 31,450 1.2 30,526 1.7 3.0 -4.7 TOTAL 2,620,944 100.0 1,795,613 100.0 46.0 37.9 REPORTED SALES BY DIVISION2 IN THOUSANDS OF EUROS 2012 % Sales 2011 % Sales % VAR % VAR CC BIOSCIENCE 2,325,088 88.7 1,531,199 85.3 51.8 42.9 HOSPITAL 95,870 3.7 95,365 5.3 0.5 0.1 DIAGNOSTIC 134,342 5.1 117,358 6.5 14.5 11.9 RAW MATERIALS AND OTHERS 65,644 2.5 51,691 2.9 27.0 18.7 TOTAL 2,620,944 100.0 1,795,613 100.0 46.0 37.9 Constant currency (CC) excludes the impact of exchange rate movements.

The growing dynamism in the United States, and the reorganization of the marketing and sales force following the acquisition of Talecris have been key contributors to the objective of increasing the penetration of treatments with plasma proteins in this region. The Diagnostic division has continued to expand in the North American market, delivering sales growth in 2012 of 6.1% (CC) in the United States. In addition, Grifols has consolidated its internal procedures relating to the process of obtaining new licenses and approvals from the United States health authorities (FDA), with the aim of expanding the presence of the Diagnostic and Hospital divisions in the United States. 21.3% of recurring sales (excluding Raw Materials) were generated in Europe, with growth of 6.2% (5.8% CC) compared to 2011 in reported terms2 to reach a figure of 559.3 million euros. Compared with proforma income1 obtained in 2011, this represents a fall of 5%. Excluding Spain, which has been very heavily affected by budgetary constrains in the health sector, accumulated growth was 17.1%2, a fall of 3% in proforma terms1. However, these percentages are consistent with the strategy of concentrating growth in countries less affected by austerity measures and with shorter payment periods, and this means controlling the company's exposure to Spain and other countries in southern Europe. Finally, in other geographic regions such as the Asian Pacific region and Latin America, recurrent sales continued their upward trend. These regions currently generate 14.2% of income, worth 371.6 million euros, a figure that represents growth of 28.3%2 (22.3% CC) in reported terms2, and 16.3% (10.9% CC) in proforma terms1. Particularly noteworthy has been the growth of turnover in countries such as Brazil, thanks to new distribution agreements covering the supply of bags for the extraction of blood components. On the commercial front, another significant development has been the growth recorded in China, where the rise in sales has been driven primarily by sales of albumin and by the inmunohematology activity. PROFORMA SALES BY REGION1 IN THOUSANDS OF EUROS 2012 % Sales 2011 % Sales % VAR % VAR CC EU 559,327 21.3 588,610 25.6 -5.0 -5.3 US+CANADA 1,658,548 63.3 1,363,961 59.2 21.6 12.6 R.O.W. 371,619 14.2 319,557 13.9 16.3 10.9 SUBTOTAL 2,589,494 98.8 2,272,128 98.7 14.0 7.7 RAW MATERIALS 31,450 1.2 30,526 1.3 3.0 -4.7 TOTAL 2,620,944 100.0 2,302,654 100.0 13.8 7.6 PROFORMA SALES BY DIVISION1 IN THOUSANDS OF EUROS 2012 %Sales 2011 %Sales % VAR % VAR CC BIOSCIENCE 2,325,088 88.7 2,031,306 88.3 14.5 7.7 HOSPITAL 95,870 3.7 95,365 4.1 0.5 0.1 DIAGNOSTIC 134,342 5.1 117,358 5.1 14.5 11.9 RAW MATERIALS AND OTHERS 65,644 2.5 58,625 2.5 12.0 4.6 TOTAL 2,620,944 100.0 2,302,654 100.0 13.8 7.6 Constant currency (CC) excludes the impact of exchange rate movements.

SOLID RESULTS: MARGINS AND PROFITS CONTINUE TO IMPROVE The year has been marked by an ongoing commitment to containing operating costs, in particular those relating to administration and general services, which have fallen to 20.8% of sales (compared to 25.4%1 in 2011). In addition, significant synergies have been generated by optimizing costs relating to raw material collection (plasma) and manufacturing. This has resulted in a fall in the cost per liter of plasma and an improvement in the gross margin among other improvements. With respect to the manufacture of plasma derivatives, a lot of work went into optimizing manufacturing processes and improving capacity utilization during 2012. This depends on achieving flexibility in the use of the intermediate products obtained from fractionated plasma, as the aim is to be able to purify and package the fractions (intermediate products) generated during the first stage of the manufacturing process at any of the group’s three plants. This flexibility is fundamental to optimizing the manufacturing processes, but it requires Grifols to hold FDA and European health authority (EMA) licenses, among others. To date, the company has obtained FDA approval to use Fraction II+III (intermediate product) obtained at the Los Angeles plant in the production (purification and filling) of IVIG at the Clayton plant (Gamunex®) and has also applied for authorization to use product from the Parets del Vallès plant (Barcelona, Spain). Approval has also recently been obtained to use the Fraction V obtained at the Clayton plant (North Carolina, USA) in the production of albumin at Los Angeles (California, USA). And a license has been granted to use the Fraction IV-I obtained at Los Angeles in the manufacture of alpha 1-antitrypsin (Prolastin®) with the Clayton purification method, and for the cryoprecipitate (intermediate product) obtained at the Melville plant (New York, USA) to produce Koate® factor VIII at Clayton. In addition, Grifols continues to work to obtain an FDA license to use the cryoprecipitate obtained at Clayton at the factor VIII purification plant at Los Angeles. The result of these efficiencies and synergies is that reported EBITDA for the year rose to 789.2 million euros. This represents a margin of 30.1% of sales, and an improvement of 950 basis points (bps) in comparison to the figure of 20.6% of sales for 20112. The adjusted EBITDA3, excluding costs associated with the purchase of Talecris and other non- recurring costs, was 836.1 million euros, growth of 76.8%2. This represents 31.9% of sales, and is an improvement of 5602 bps compared to the margin obtained in 2011. In proforma terms1 the adjusted EBITDA3 is 32.6% higher than the figure for 2011. The group’s net profit stood at 256.7 million euros at the close of 2012, representing 9.8% of sales. If we exclude the costs associated with the purchase of Talecris and other non-recurring costs, the adjusted net benefit rises to 307.8 million euros. In reported terms2 this represents growth of 112.6%, while in proforma terms1 it represents an increase of 31.8% with respect to the previous year.

The improved funding conditions negotiated at the start of 2012 contributed to the results obtained, and its positive impact will continue throughout 2013. Specifically, the new funding conditions have led to: • Lower rates of interest. • The removal of covenants relating to restrictions on investment in fixed assets and the debt service coverage ratio. • Modification of the leverage ratio that limited the distribution of dividends, which has improved to 4.5 times Net Financial Debt/EBITDA. • Reduction debt through the voluntary early repayment of 240 million dollars. PROFORMA1 FIGURES IN MILLIONS OF EUROS 2012 2011 % VAR. REVENUES 2,620.9 2,302.7 13.8 ADJUSTED EBITDA3 836.1 630.8 32.6 % ON SALES 31.9 27.4 ADJUSTED NET PROFIT3 307.8 233.6 31.8 % ON SALES 11.7 10.1 REPORTED2 FIGURES IN MILLIONS OF EUROS 2012 2011 % VAR. REVENUES 2,620.9 1,795.6 46.0 EBITDA 789.2 369.5 113.6 % ON SALES 30.1 20.6 ADJUSTED EBITDA3 836.1 472.8 76.8 % ON SALES 31.9 26.3 NET PROFIT 256.7 50.3 410.2 % ON SALES 9.8 2.8 ADJUSTED NET PROFIT3 307.8 144.7 112.6 % ON SALES 11.7 8.1

2. MAIN INDICATORS FOR THE FOURTH QUARTER OF 2012 Grifols’ reported sales from October to December 2012 were 661.4 million euros rising 12.1% compared to 590.1 million euros obtained during the same period of the preceding year. The Bioscience division contributed 89.2% of sales revenue, with growth of 14.9%, representing a total of 590.3 million euros. The Diagnostic division generated 32.0 million euros, while Hospital accounted for 21.7 million euros. These figures represent 4.8% and 3.4% of the group’s total income, respectively. By geographical region, the United States and Canada led growth in sales, with recurring sales (excluding Raw Materials) of 419.3 million euros, equivalent to 63.4% of income. Europe with 132.1 million euros and other regions with 102.7 million euros accounted for 20% and 15.5% of total income, respectively. FOURTH QUARTER SALES BY REGION IN THOUSANDS OF EUROS 4Q12 % Sales 4Q11 % Sales % VAR % VAR CC EU 132,158 20.0 141,249 23.9 -6.4 -7.1 US+CANADA 419,308 63.4 352,238 59.7 19.0 12.1 R.O.W. 102,752 15.5 83,214 14.1 23.5 17.5 SUBTOTAL 654,218 98.9 576,701 97.7 13.4 8.2 RAW MATERIALS 7,210 1.1 13,373 2.3 -46.1 -49.2 TOTAL 661,428 100.0 590,074 100.0 12.1 6.9 FOURTH QUARTER SALES BY DIVISION IN THOUSANDS OF EUROS 4Q12 % Sales 4Q11 % Sales % VAR % VAR CC BIOSCIENCE 590,288 89.2 513,918 87.1 14.9 9.3 HOSPITAL 21,728 3.4 24,622 4.2 -11.8 -12.3 DIAGNOSTIC 32,058 4.8 29,878 5.1 7.3 4.5 RAW MATERIALS AND OTHERS 17,354 2.6 21,656 3.6 -19.9 -24.2 TOTAL 661,428 100.0 590,074 100.0 12.1 6.9 Constant currency (CC) excludes the impact of exchange rate movements.

3. BALANCE SHEET: MAIN INDICATORS The change in fixed assets reflects a range of acquisitions and capital expenditure (CAPEX). Specifically, tangible fixed assets have risen to 810.1 million euros, compared to the figure of 775.9 million euros reported in December 2011. In addition, taking into account the latest changes and exchange rate variations, goodwill stood at 1,869.9 million euros. REDUCED INVENTORY LEVELS AND SHORTER AVERAGE PAYMENT TERMS IMPROVE CASH FLOW GENERATION Improvements in inventory management and more efficient handling of emergency stocks have enabled the reduction of stock levels in line with forecasts. In addition stock turnover has decreased from 319 days in December 2011 to 281 days at the close of 2012. The group’s cash positions have risen to 473.3 million euros, after debt and interest payments, confirming strong cash generation and cash flows. The introduction by the Spanish Government of the Suppliers Payment Plan is reflected both in the final cash balance and in a reduction in the trade receivables balance. The working capital position has improved as a result of the group’s increased exposure to countries with lower payment periods and a reduction in sales in southern European countries (Spain, Italy, Portugal and Greece) that jointly account for around 13% of total sales revenue. Overall, Grifols’ average payment period fell by 13 days, to stand at 52 days in December 2012. DEBT REDUCTION AND IMPROVED CREDIT RATINGS Grifols’ net financial debt at December 2012 stood at 2,396.1 million euros, a ratio of 2.87 times adjusted EBITDA3, down from a ratio of 4.34 at December 2011. Cash flow generation excluding interest payments (unlevered free cash flow) exceeded 600 million euros. During the year, the company paid off debt with a net value of 255.6 million euros, including early repayment and confirms Grifols’ forecast that it will return to the debt levels prior to the purchase of Talecris once projected synergies have been achieved. At the same time, the ongoing reduction in debt levels, impressive results, and improved cash flow have all helped strengthen the balance sheet. This in turn, has been an important factor to the improvement in the credit ratings issued by Standard & Poor’s and Moody’s in their most recent revisions. In August, Standard & Poor’s increased Grifols’ global corporate rating to BB, with a stable outlook, assigning a rating of BB+ to its secured senior debt and B+ to unsecured debt. Moody’s also improved its credit rating, issuing a global corporate rating of Ba3, with Ba2 for secured senior debt and B2 for unsecured senior debt, with positive outlooks in all cases. The decision not to pay a dividend in 2012, as approved by shareholders at the Ordinary General Meeting, was one of the decisive factors, among others, in Moody’s decision to improve its ratings.

EQUITY PERFORMANCE The net equity of Grifols in 2012 rose to 1,880.7 million euros, primarily as a result of profits earned during the period. At December 2012, Grifols’ share capital amounted to 117.9 million euros, represented by 213,064,899 ordinary shares (Class A), and 113,499,346 non- voting shares (Class B). Ordinary Grifols shares (Class A) are listed on the Spanish Continuous Market, and a component of the Ibex-35 index (GRF), while its non-voting shares (Class B) are also listed on the Continuous Market (GRF.P) and on the NASDAQ (GRFS) via ADRs (American Depositary Receipts). In 2012, following modification of the exchange ratio for ADRs listed on the NASDAQ, one Grifols ADR represents one Class B share. At the Extraordinary General Meeting held on December 4, the company’s shareholders approved an issue of fully paid up shares as an alternative to the payment of cash dividends, in the proportion of one new Class B share for every 20 old shares, irrespective of whether these were Class A or Class B. Following the close of the financial year, share capital increased by a nominal value of 1.63 million euros, through the issue and release of 16,328,212 new non-voting shares (Class B) with a nominal value of 0.10 euros each, with no issue premium and charged to voluntary reserves. These newly issued B shares have been trading on the stock exchange since January 2013. As a result, at January 2013 the share capital of Grifols stands at 119.5 million euros, represented by 213,064,899 ordinary shares (Class A) with a nominal value of 0.50 euros per share, and 129,827,558 non-voting shares (Class B) with a nominal value of 0.10 euros. Corporate Headquarters. Sant cugat del Vallès, Spain

4. IMPLEMENTATION OF CAPITAL EXPENDITURE (CAPEX) AND R&D THE MAJORITY OF PLANNED CAPITAL INVESTMENTS TO 2015 HAVE NOW BEEN IMPLEMENTED By the close of 2012, Grifols had implemented a large portion of its investment plans (CAPEX) up to 2015. During the year, the company maintained its plans, allocating a total of 156.1 million euros to expanding and improving its manufacturing facilities both in Spain and the United States. Between 2012 and 2015 the group will invest over 400 million euros, of which approximately 30% will be allocated to investments in Spain. The Bioscience division has been the beneficiary of a major portion of the investment plan, with the aim of improving the structure of plasma collection centers in the United States and of gradually expanding the group’s manufacturing facilities. Key achievements include the completion of construction work for the new plasma fractionation plant at Parets del Vallès, with the capacity to fractionate 2 million liters/year, that will come on stream by 2014. The expansion of the Clayton facilities, where the first tests with plasma have already begun continue although the full validation process will not be completed before 2015. Once they are operational in 2014 and 2015, these two plants will give Grifols an installed plasma fractionation capacity of 12.5 million liters/year. There have also been ongoing investments in the purification of plasma proteins. 2012 saw completion of the validation works at the Los Angeles plant for clotting factors VIII and IX, with FDA and EMA approval granted. Expansion of the Clayton albumin plant has also been completed, while the project to convert the Los Angeles manufacturing plant for the production of Gamunex® intravenous immunoglobulin (IVIG) continues to progress. Other important validation processes under way include the new facilities and equipment for the new filling zones for liquid and lyophilized products at Parets del Vallès, expected to be completed during 2013. Grifols main objective continues to be the gradual capacity expansion of its manufacturing facilities in Spain and the United States. Achieving this means simultaneously increasing both its plasma fractionation capacity and its capacity to purify proteins to obtain a range of plasma products. A portion of the investments have been allocated to expanding and relocating plasma donor centers; improving infrastructure related to the classification, preparation and storage of raw materials; and logistics centers and testing laboratories. As part of these changes, the samples testing laboratory at Raleigh (North Carolina, USA) has been closed, and the two laboratories in Austin and San Marcos (Texas, USA) have been consolidated. At the San Marcos laboratory opened during the first half of 2012, each plasma unit undergoes a minimum of eight tests. The Diagnostic and Hospital divisions, whose manufacturing facilities are located primarily in Spain, have seen completion of the expansion work and start-up of phase III of the Las Torres de Cotillas industrial complex (Murcia, Spain). At this plant, the company produces intravenous solutions in flexible containers, and bags for the extraction and storage of blood components. Following the expansion, which benefited from an investment of approximately 18 million euros, Grifols’ two industrial complexes in Murcia have a total area of 13,000 m2. In addition, the company plans to invest an additional 5 million euros for phase IV, with the aim of integrating all the manufacturing on a single site. Another major project is the construction of a new factory in Brazil for the production of bags for the extraction and storage of blood components. The project will benefit from a planned investment of 5 million euros and has been implemented by a new company named Gri-Cei, in which Grifols has a 60% share, with Brazilian firm Comércio Exportação e Importação de Materiais Médicos Ltda (CEI) owning the remaining 40%. Construction is scheduled to take two years. Once the plant comes on stream it will enable Grifols to strengthen its manufacturing capacity and consolidate its direct commercial presence in Latin America.

EXPANSION OF R&D PROJECT PORTFOLIO Grifols’ commitment to research is clearly reflected in the annual results. Investment in R&D was up on 2011, and the portfolio of projects in development following the integration of Talecris is the largest in the company’s history. In total, Grifols has invested 124.4 million euros, or 4.7% of sales revenue, confirming its leadership in the research and development of therapeutic alternatives designed to contribute to both scientific and social development. In 2012, Grifols had twelve clinical trials under way for new products and new indications. Indeed, research activity has been one of the key engines of the growth achieved by the company over recent decades, underpinning the introduction of new plasma proteins, new generations of existing proteins, and new therapeutic indications. The incorporation of Talecris also reflects the implementation of Grifols’ integrated research strategy, one based on a flexible, cross-disciplinary approach, which has helped generate new projects over the medium and long term. Grifols’ principal research lines are: Integrated Alzheimer’s research strategy Grifols’ global Alzheimer’s research strategy aims to provide an integrated approach to this degenerative disease, including: treatment with plasma derivatives, early diagnosis, and prevention and protection through the use of vaccines. 2012 saw the start of the AMBAR study (Alzheimer Management by Albumin Replacement). This multi-center trial, building on two previous studies, involves combining hemapheresis treatment with the administration of albumin and intravenous immunoglobulin (IVIG), two of the main plasma derivatives, at different intervals and in varying doses. It involves approximately 350 participants, from both Spain and the United States. AMBAR was presented at the open forum for neurology experts, within the framework of the Annual Meeting of the Spanish Society for Neurology (SEN) held in November. In addition, the company has signed an agreement with Fenwal for the manufacture of plasmapheresis machines and disposable material for centers participating in this clinical study. This strategy is also pursued through Araclon Biotech, a Grifols group company. Araclon’s research activity focuses on seeking solutions to promote new diagnostic and therapeutic approaches to Alzheimer’s disease. Specifically, the company is working on the validation of a diagnosis kit and on the development of a vaccine against Alzheimer’s disease that would make it possible to combat the disease during the asymtomatic/pre-clinical stages. The vaccine has passed the animal experimentation stage and is pending approval by the Spanish Medicines Agency for the start of clinical trials in humans. Albumin in hepatology A clinical study is currently under way to evaluate the effects of the prolonged administration of human albumin on cardiovascular and renal function in patients with advanced cirrhosis and ascites. Once the clinical results have been obtained and evaluated, a decision will be made regarding the launch of a large-scale phase IV study. Central Analysis Laboratory. San Marcos, TX, USA

Anti-thrombin in cardiac surgery Clinical study to demonstrate the clinical efficacy of Anbinex® anti-thrombin (AT) in patients undergoing heart surgery. In 2012, the latest progress in this research was presented at the congress of the European Association of Cardiothoracic Anaesthesiologists (EACTA). Fibrin biological glue Biosurgery represents a new specialist research line, pursued as an interdisciplinary R&D project. Research is focusing on the development of a biological adhesive designed to aid healing or as a sealant for vascular, organ and soft tissue surgery. This involves developing new uses for plasma proteins that go beyond traditional replacement therapies. There are currently 4 clinical trials under way: 2 in vascular surgery and 2 in non-vascular surgery (organ and soft tissue surgery), being conducted in Europe, Canada and the United States. The European clinical trial, focusing on vascular surgery, is scheduled for completion in the first quarter of 2014. In addition, in 2012 the company obtained FDA authorization to start 3 clinical trials in the United States. Other important activities include: A study to obtain efficacy data for IVIG Flebogamma® 5% DIF in the pediatric population, due for completion at the end of 2013. Several projects considering the use of plasmin in cases of acute, peripheral arterial occlusion. Start of phase II of the clinical trial to evaluate the safety and tolerance of the treatment of cystic fibrosis with a new inhaled formulation of alpha1-antitrypsin Once again, Grifols’ R&D activity was rated “excellent” by the Plan Profarma. The plan is a joint program of the Spanish government, the Department of Industry, Tourism and Trade, the Department of Health and Social Policy, and the Department of Science and Innovation, designed to promote scientific research, development and technological innovation in the pharmaceutical industry. PATENTS Successful R&D projects are reflected in the number of patents and trademarks obtained by Grifols each year. At the end of the year, the group held 1,153 patents certificates and applications, of which 337 are currently at the final approval stage. All of these are protected for 20 years, although approximately 374 are due to expire within the next 10 years. In 2012, a new patent was obtained for albumin with increased substance capture capacity, and 5 new patents were issued to protect Grifols’ plasma derivatives and recombinant plasmin franchises. All of these patents were obtained in the United States. Grifols holds approximately 2,402 trademarks 'certificates, of which 198 are at the final approval stage. Fibrin film

5. GROWTH VIA ACQUISITION Grifols’ commitment is expressed through a solid investment policy and by the acqusition of shares in R&D companies and projects in fields of medicine other than Grifols’ main activity, such as advanced therapies, with the aim of securing the funding required to continue such initiatives. 2012 saw the acquisition of 51% of the capital of Araclon Biotech to guarantee the viability of this biotechnology firm, and the purchase of a 40% holding in VCN Bioscience. 51% OF ARACLON BIOTECH Araclon Biotech is a spin-off from the University of Zaragoza (Spain), established in 2004. Its principal research areas focus on the validation and sale of a blood diagnostic kit for Alzheimer’s disease, and the development of an effective immunotherapy (vaccine) for this disease. Grifols completed the operation by acquiring a share in the company through Gri-Cel S.A., an investment vehicle created in 2010 to promote the group’s presence in fields of medicine that lie outside the scope of its main activities. Grifols has become Araclon Biotech’s largest shareholder, with a 51% holding, while other founding partners retain 49% of the capital. 40% OF VCN BIOSCIENCE In 2012 Grifols acquired 40% of the capital of biotechnology firm VCN Bioscience, dedicated to the research and development of new therapeutic approaches to tumors for which there is currently no effective treatment. The firm’s most advanced project focuses on the treatment of pancreatic cancer and Grifols’ participation in the firm’s equity will enable it to continue to develop this new therapeutic approach, currently at the preclinical phase and scheduled to enter the clinical phase in 2013.

6. PERFORMANCE BY BUSINESS AREA: DIVISIONAL ANALYSIS BIOSCIENCE DIVISION: 88.7% OF GRIFOLS’ INCOME, AND SALES WORTH OVER 2,325 MILLION EUROS 95% of income generated in international markets There was impressive growth in the United States, where commercial teams used a variety of approaches to build relationships with different groups, to identify their requirements, and to improve the response to their needs. These include doctors, general purchasing organizations, and hospital pharmacy services. Sales also grew in countries such as China, in which albumin continues to perform well. New products and therapeutic applications contribute to increased sales volume of the key plasma proteins By product, the increase in the volume of sales of the main proteins was the division’s main engine of growth. The consolidation of Alphanate® factor VIII following divestment of Koate® in the United States to comply with the FTC agreements made a significant contribution. Other factors included the introduction of new products in some markets. At the end of 2012, Grifols started to market Prolastina® in Spain. This is an alpha 1-antitrypsin, manufactured using the method at the Clayton plant. This protein has been designated an orphan drug for the treatment of cystic fibrosis by the FDA, enabling the start of a clinical trial to develop a new, inhaled formulation of this treatment. Sales growth in the medium term will also benefit from new licenses being obtained. In this respect, a major achievement has been the success in obtaining an FDA license for the new anti-thrombin manufacturing plant at Clayton, and production of the first batches. This product was already being manufactured under a contract with Bayer at Berkeley, and is the only anti-thrombin approved by the FDA in the United States. 5.8 million liters of plasma collected from 150 centers in the United States The volume of plasma collected by Grifols centers in the United States in 2012 was 5.8 million liters, in line with the company’s optimization strategy in this area. In this regard, the purchase of three new plasma donor centers in the United States from Canadian biopharmaceutical firm Cangene Corporation will enable Grifols to consolidate its global leadership in plasma collection, contributing to the vertical integration of its business. At the end of the year, Grifols owned 150 centers in the United States. In addition, the second sample testing laboratory at San Marcos has now come on stream, complementing the company’s existing facility in Austin. Implementation of additional process safety measures The safety of processes and products is paramount for Grifols. Improvements implemented during the past year include: the incorporation of the Plasma Bags Open (PBO) automatic module for emptying and cutting plasma bags at the Parets del Vallès fractionation plant, and validation of a new analysis platform for joint testing of the B19 parvovirus and hepatitis A (HAV NAT), and new serology kits for viral markers. The application of radiofrequency identification technology (RFID) as a technique for the identification of plasma bottles is still being studied.

DIAGNOSTIC DIVISION: 5.1% OF INCOME, AND SALES WORTH OVER 134 MILLION EUROS Blood group typing cards continue to be the main driver of growth Approximately 80% of income was generated outside Spain, driven primarily by sales of DG Gel® blood group typing cards. The number of units sold has increased in all of the markets where Grifols has a presence, with a particularly strong performance in emerging countries such as Mexico, Turkey, China and Brazil. In the instrumentation field, there have been strong sales of the Erytra® analyzer in Switzerland, Denmark, Sweden and Norway, and the first analyzer has been installed in Mexico. The Q® hemostasis analyzer continues to expand in new markets such as Brazil and Turkey. Optimization of the growth potential of gel technology In 2012 the gel reagent facilities, procedures and quality systems at Parets del Vallès passed the FDA inspection, the step prior to obtaining marketing authorization for the DG Gel® system in the United States. The Canadian authorities have already given their approval. In order to ensure the manufacture of reagents and satisfy strong market demand, a new gel card filling line has been installed at the Parets del Vallès plant. Continuing internationalization through agreements such as the one reached with the Shanghai Blood Bank The Shanghai Blood Bank, one of China’s largest blood transfusion institutions, will use the latest technology sold by Grifols for testing blood compatibility: the BLOODchip® genetic test. The Shanghai Blood Bank serves over 20 million people and receives more than 300,000 donations every year. Transfusion safety at Spanish blood banks In a context of budget restraints in Spain, the commitment of the Castilla-La Mancha and Aragón regions to transfusion safety is particularly impressive. Both regions have implemented platelet pathogen inactivation processes using products distributed by Grifols. This brings to nine the total number of Spanish regions using these systems. Activity sustained in all specialist areas In immunohematology, new techniques have been planned, verified and validated, permitting the automation of specific reagents in the WADiana® analyzer and the DG® Reader. In immunology, in addition to ongoing maintenance of installed Triturus® analyzers, a special version has been developed for the exclusive use of Araclon Biotech, which will make it possible to automate ABTests® kits designed for early diagnosis of Alzheimer’s. At the same time, the hemostasis line has continued to expand its range of reagents. Manufacturing of DG Gel® cards

HOSPITAL DIVISION: 3.7% OF INCOME, AND SALES CLOSE TO 100 MILLION EUROS Sales affected by health spending reductions in Spain This division generates most of its sales in the Spanish market, and some of its products were therefore affected by the various austerity measures in the health sector. However, the group is currently reorganizing its commercial structure in Spain. This reorganization towards a more commercial and transversal model, in both geographical and functional terms, is designed to enable the division to address the challenges posed by the new situation in the Spanish health sector. Commercial and distribution agreements to promote the internationalization of the division Grifols continues to promote the internationalization of this division, primarily through the Hospital Logistics area, and through commercial and distribution agreements. One key development has been the start of distribution in Spain of probiotic VSL#3®, produced by Actial Farmacéutica. This is a nutritional complement that helps to maintain the balance of the intestinal bacterial flora, and strengthens the immune system. This agreement has enabled the Nutrition area to grown by 6.6%. Furthermore, the distribution agreement signed in 2011 with CareFusion has enabled this company to start sales of the BlisPack® system, designed and manufactured by Grifols, in a number of countries in Latin America, the Middle East and Asia. In 2012, version 1.2 of this product, with upgraded processing capacities, was launched. Increase in third-party drug manufacturing agreements The strategy of manufacturing prediluted drugs for third parties is contributing to the geographical diversification of the division, and is helping to maximize use of the manufacturing facilities at Parets del Vallès. This service is undertaken by Grifols Partnership, and the agreements reached during 2012 include one in the United States with Mylan Institutional, that will enable both companies to expand their position in the hospital market, and an agreement signed with Eurospital, for the manufacture of intravenous solution in glass bottles for this Italian company. A major achievement for the fluid therapy third-party manufacturing area has been the approval of two formulations for the treatment of osteoporosis for Europe, North America and Australia, with the product scheduled to reach the market in 2013. In addition, the Spanish Medicines Agency has approved prediluted potassium solutions in various formats, and five new projects have been launched, including an analgesic in saline solution for the North American market. In the nutrition area, work is now in progress on the manufacture of a parenteral lipid solution, and two new enteral diets have been finalized: a hyperprotein diet and a diabetic one. FDA inspects Barcelona site in 2012 The manufacturing facilities at Parets del Vallés were successfully inspected by the FDA in 2012. This is one of the requirements for the ongoing internationalization of the division, a plan that involves obtaining approval from the United States authorities for the Barcelona plant and for Murcia at a later stage. The Murcia plant has a total production capacity of up to 40 million units of intravenous solutions (serum) in polypropylene bags. It holds FDA and EC accreditation for health products, and has been approved by the Spanish Medicines Agency (AEM) for the manufacture of medicines. In addition, the group has already obtained authorization from the Spanish Department of Health to sell products manufactured on the extended Murcia site (phase III), making it possible to expand production of intravenous solutions in flexible containers. Parenteral solutions production plant. Murcia, Spain

7. ENVIRONMENTAL MANAGEMENT In the environmental arena, the results obtained in 2012 confirm the effectiveness of the measures adopted with regard to energy efficiency and the reduction of emissions, identified as the main priorities in the Corporate Plan for strategic actions on energy 2010–2012. Good progress has been made in the implementation at a global level of the SAP tool SuPM (Sustainability Performance Management), making it possible to systematize the monitoring of all environmental indicators and to obtain better information as a basis for setting new targets. The successful implementation of Grifols’ environmental management policy and targets has meant that increased production of plasma derivatives, the group’s main business area, covered by the Bioscience division, has not led to a corresponding increase in environmental indicators such as the generation of waste material. The construction of the ethanol distillation tower at the Los Angeles plant is almost completed. When it comes on stream, it will be able to recover 1.4 million liters of this compound each year, currently treated as waste. At the Clayton plant over 160 tonnes (t) of plastic have been reused by recycling empty plasma bottles, and the amount of general waste has been reduced by over 900 tonnes as a result of better waste separation. At the manufacturing facility at Parets del Vallès a new waste zone has been constructed in order to centralize waste separation and recycling equipment, while 100% of polyethylene glycol waste was recycled. The 4000 tones of this substance were converted into a by-product for the manufacture of additives for the cement industry and to produce biogas, a step that has also had the effect of avoiding the emission into the atmosphere of 2300 tonnes of CO2. The company has also run a number of awareness- raising programs, including the Go Green Campaign, with the aim of promoting recycling at the 150 plasma donor centers in the United States. As in previous years, Grifols participated in the Carbon Disclosure Project (CDP), an initiative designed to recognize the measures adopted by various participating companies to reduce emissions and mitigate the risks of climate change. In 2012, the company obtained a score of 88 out of 100, making Grifols the fourteenth highest placed company of the 125 largest companies in Spain and Portugal, and the leading company in the health sector. New fractionation plant. Clayton, NC, USA

8. HUMAN RESOURCES The two key commitments of the Human Resources area have been to safeguard people’s jobs and to maintain the professional development of the company’s staff. Grifols employed an average of 11,108 members of staff, remaining at levels broadly similar to the previous year on a proforma basis, while increasing by 3.5% in Spain to a total of 2,474. In 2012 Grifols continued to be a model employer, with average length of service of 6 years. The figures also confirm gender equality at the company, with the workforce consisting of 46% men and 54% women, and an average age of 38. With respect to training, total hours, the number of courses, and the number of participants all rose significantly with respect to 2011, with a focus on technical training, scientific and business and personal skills development. Key training indicators 2012: No. of courses 40,035 Total hours 330,771 Hours / Employee 30.12 AVERAGE NUMBER OF EMPLOYEES 11,230 11,108 8,342 8,124 2,474 2,390 498 509 2011 2012 NORTH AMERICA NORTH AMERICA TOTAL TOTAL REST OF THE WORLD REST OF THE WORLD SPAIN SPAIN GEOGRAPHICAL DISTRIBUTION OF EMPLOYEES SOUTH AMERICA ASIA OCEANIA EUROPE (SPAIN) EUROPE (REST OF EUROPE) NORTH AMERICA

The main strategic focus has been to ensure continuity and to consolidate working processes in all the training areas across the organization at a corporate and international level, especially in the United States. As part of this, a number of key projects are being implemented, including the gradual introduction of the SAP Training module for the whole group, improving Campus Grifols (online training platform) and standardizing and implementing a global performance evaluation system. During 2012 the group’s two academies have both run an extensive program of activities: the Grifols Academy of Plasmapheresis in the United States and the Grifols Academy in Spain, which in its first full year of operation organized 254 courses, delivered over 40,000 hours of training, and supported over 2,000 participants. Protecting the health and safety of staff has been a major focus of HR activity. The most effective way to do this is by correctly identifying all risks when designing the facilities, so that risks are prevented and properly managed. We also promote the investigation of any incidents, and the identification and analysis of the causes as a key element of proactive safety management. Identifying the underlying causes and implementing corrective measures is essential in order to prevent accidents from occurring across the company’s various sites. Internationally, the project to standardize the workplace health and safety system continues to progress. This began in 2010 and consists of 3 phases: identification of the health and safety management situation at international subsidiaries; updating the documentation for each subsidiary; and the standardization and establishment of a system that is both adapted to the specific characteristics of each subsidiary, and consistent with the certified corporate system in Spain. Under this plan, the actions taken in 2012 have focused on consolidating the management system at subsidiaries, including monitoring objectives and establishing global indicators (KPIs). In addition, a health and safety guide has been drawn up for subsidiaries, to go hand-in-hand with detailed monitoring of the project. As part of the process of verifying the effectiveness of the management system implemented, regular audits will be conducted during 2013, and the results of these will be used to identify new actions and deadlines. For the United States subsidiaries, the US Health and Safety Committee has been created, coordinated by the head office in Barcelona and with its members drawn from the management of the various group companies in the USA. In addition, subcommittees have been established to consider specific issues and share good practice between the different Grifols companies operating in the United States.

9. SHARE PRICE PERFORMANCE Having risen by over 100% in 2012, Grifols ordinary shares (Class A) have been the highest performers on the IBEX-35, the main reference index for the Stock Exchange in Spain. The company’s shares opened the year at 13.00 euros each, and closed on 31 December at 26.36 euros per share. This performance is particularly impressive given the very challenging conditions of the last year, during which the Spanish Stock Exchange was hit hard by investors. In addition to the ordinary shares (Class A) listed on the Spanish Continuous Market, where they form part of the Ibex-35 (GRF), Grifols has non- voting shares (Class B) also listed on the Continuous Market (GRF.P) and on the NASDAQ (GRFS) via ADRs (American Depositary Receipts). These non-voting shares (Class B) have also risen significantly in value. They began 2012 at a price of 8.40 euros per share, and closed at 19.10 euros, an increase of over 127%. GRIFOLS’ DAILY SHARE PRICE, CLASS A & CLASS B VS IBEX 35 (BASE 100, FROM JANUARY 1 TO DECEMBER 31 2012) 250 200 150 100 GRIFOLS B 227.38 GRIFOLS 202.77 IBEX 95.34 2012 Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

REPORTED2 PROFIT AND LOSS ACCOUNT (IN THOUSAND OF EUROS) 2012 2011 % VAR. NET REVENUE 2,620,944 1,795,613 46.0 COST OF SALES (1,291,345) (968,133) 33.4 GROSS PROFIT 1,329,599 827,480 60.7 % ON SALES 50.7 46.1 R&D (124,443) (89,360) 39.3 SGA (545,072) (459,259) 18.7 OPERATING EXPENSES (669,515) (548,619) 22.0 OPERATING PROFIT 660,084 278,861 136.7 % ON SALES 25.2 15.5 FINANCIAL RESULT (270,729) (197,774) 36.9 SHARE OF PROFIT OF EQUITY ACCOUNTED INVESTEES (1,407) (1,064) 32.2 PROFIT BEFORE TAX 387,948 80,023 384.8 % ON SALES 14.8 4.5 INCOME TAX EXPENSE (132,571) (29,795) 344.9 NET PROFIT FOR THE YEAR 255,377 50,228 408.4 RESULTS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS 1,309 79 1,557.0 GROUP NET PROFIT 256,686 50,307 410.2 % ON SALES 9.8 2.8 EBITDA 789,209 369,501 113.6 % ON SALES 30.1 20.6 ADJUSTED EBITDA3 836,117 472,810 76.8 % ON SALES 31.9 26.3

BALANCE SHEET IN THOUSANDS OF EUROS 2012 2011 ASSETS NON-CURRENT ASSETS 3,692,910 3,710,785 GOODWILL AND OTHER INTANGIBLE ASSETS 2,838,994 2,903,408 PROPERTY PLANT & EQUIPMENT 810,107 775,869 OTHER NON-CURRENT ASSETS 43,809 31,508 CURRENT ASSETS 1,934,564 1,929,215 INVENTORIES 998,644 1,030,341 TRADE AND OTHER RECEIVABLES 447,173 531,989 OTHER CURRENT FINANCIAL ASSETS 460 16,904 OTHER CURRENT ASSETS 14,960 9,395 CASH AND CASH EQUIVALENTS 473,327 340,586 TOTAL ASSETS 5,627,474 5,640,000 EQUITY AND LIABILITIES EQUITY 1,880,741 1,664,994 CAPITAL 117,882 117,882 SHARE PREMIUM RESERVE 890,355 890,355 RESERVES 620,144 568,274 TREASURY STOCK (3,060) (1,927) EARNINGS FOR THE PERIOD 256,686 50,307 NON-CONTROLLING INTEREST 3,973 2,487 OTHER COMPREHENSIVE INCOME (5,239) 37,616 NON-CURRENT LIABILITIES 3,153,868 3,328,929 FINANCIAL LIABILITIES 2,690,819 2,945,788 OTHER NON-CURRENT LIABILITIES 463,049 383,141 CURRENT LIABILITIES 592,865 646,077 FINANCIAL LIABILITIES 195,578 162,296 OTHER CURRENT LIABILITIES 397,287 483,781 TOTAL EQUITY AND LIABILITIES 5,627,474 5,640,000

CASH FLOW2 IN THOUSANDS OF EUROS 2012 2011 NET INCOME 256,686 50,307 DEPRECIATION AND AMORTITZATION 129,126 90,639 NET PROVISIONS 8,104 23,806 OTHER ADJUSTMENTS-NET 119,006 136,503 CHANGES IN INVENTORIES 14,509 6,909 CHANGES IN TRADE RECEIVABLES 34,421 (60,716) CHANGES IN TRADE PAYABLES (54,734) (27,220) CHANGE IN OPERATING WORKING CAPITAL (5,804) (81,027) NET CASH FLOW FROM OPERATING ACTIVITIES 507,118 220,228 BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES (11,067) (1,624,869) CAPEX (156,061) (151,577) R&D/OTHER INTANGIBLE ASSETS (10,067) (8,322) OTHER CASH INFLOW /(OUTFLOW) 112,760 166,042 NET CASH FLOW FROM INVESTING ACTIVITIES (64,435) (1,618,726) FREE CASH FLOW 442,683 (1,398,498) ISSUE (PURCHASE) OF EQUITY (9) (2,830) ISSUE (REPAYMENT) OF DEBT (255,569) 1,762,550 OTHER CASH FLOWS FROM FINANCING ACTIVITIES (49,752) (284,748) NET CASH FLOW FROM FINANCING ACTIVITIES (305,330) 1,474,972 TOTAL CASH FLOW 137,353 76,474 CASH AND CASH EQUIVALENTS AT THE START OF THE YEAR 340,586 239,649 EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS (4,612) 24,463 CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR 473,327 340,586

Page 1/ 10 1 Unaudited proforma figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011. 2 Reported figures: does not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation in 2011, for comparative purposes. 3 Excludes costs associated with the purchase of Talecris and other non-recurring costs. 92% of income generated outside Spain Grifols’ sales increased by 46%2 to 2,620.9 millons euros in 2012 • Adjusted EBITDA3 of 836.1 million euros: an increase of 76.8%2, representing a margin of 31.9% of sales • Net financial debt ratio falls to 2.87 times adjusted EBITDA3, down from a ratio of 4.34 times at December 2011 • Improvement in margins as a result of the achievement of synergies linked to the optimization of costs and operating expenses • Net profit2 grows over 5 times compared to December 2011, reaching 256.7 million euros • New funding conditions negotiated at the start of 2012 have contributed to group profits and enabled a controlled borrowing policy Barcelona, 28 February 2013.- Grifols (MCE:GRF, MCE:GRF.P and NASDAQ:GRFS), the third-largest company in the world in the production of plasma-based biological pharmaceuticals, closed 2012 with turnover of 2,620.9 million euros, an increase of 46.0%2 compared to the preceding year. For the purposes of comparison, the figures for 2011 do not include sales by Talecris from January to May 2011, as the purchase by Grifols took place in June 2011. Growth at constant currency exchange rate (cc) was 37.9%. Grifols total sales income during 2012 represents an increase of 13.8% (7.6% cc) compared to proforma results1 for 2011. The positive sales performance recorded in all divisions has been driven by increased units sold. In addition, the organic growth experienced by Grifols during the year has been helped by rising sales in geographic regions with better economic outlooks. By activity area, the sales of the Bioscience division were 2,325.1 million euros, representing growth in reported terms2 of 51.8% (42.9% cc) and 14.5% (7.7% cc) in proforma terms1. At the year end, this division accounted for 88.7% of the total business revenue of Grifols. The sales revenue of the Diagnostic division rose by 14.5% (11.9% cc) to 134.3 million euros, while the Hospital division, the area most strongly affected by cuts in Spanish health expenditure, grew by 0.5% (0.1% cc) to 95.9 million euros. Both divisions have reduced their share of the group's total sales revenue, to 5.1% and 3.7% respectively. Sales in the Raw Materials & Others division, which represent approximately 2.5% of the total, rose to 65.6 million euros. This figure includes, among other items, royalties, income that Talecris included in Bioscience, income deriving from manufacturing agreements with Kedrion, and third-party engineering projects performed by Grifols Engineering.

Page 2/ 10 1 Unaudited proforma figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011. 2 Reported figures: does not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation in 2011, for comparative purposes. 3 Excludes costs associated with the purchase of Talecris and other non-recurring costs. • Dynamism of international sales, particularly in the United States The ongoing internationalization of Grifols has helped its sales performance. This has seen a gradual reduction of the proportion of sales accounted for by Spain, falling to 8% in 2012, against 10% in proforma terms1 for 2011. The company’s strategy over the past year has focused on increasing sales in regions less affected by austerity measures, with shorter payment periods and better margins. Sales to foreign markets now account for 92% of the company’s sales revenue, worth over 2,407 million euros, with the United States and Canada accounting for the lion’s share of this. Sales in these markets totalled 1,658.5 million euros (excluding Raw Materials), a figure that represents growth of 74.8% (61.9% cc) compared to 20112 and 63.3% of Grifols’ income. In proforma terms1, this represents an increase of 21.6% (12.6% cc). The performance by volume of the main plasma proteins has been particularly impressive, with double-digit growth for albumin, and figures close to these levels for Grifols’ immunoglobulins and alpha 1-antitrypsin. The Diagnostic division has continued to expand in the North American market, delivering sales growth in 2012 of 6.1% (cc) in the United States. In addition, Grifols has consolidated its internal procedures relating to the process of obtaining new licenses and approvals from the United States health authorities (FDA), with the aim of expanding the presence of the Diagnostic and Hospital divisions in the United States. 21.3% of recurring sales (excluding Raw Materials) were generated in Europe, with growth of 6.2% (5.8% cc) compared to 2011 in reported terms2 to reach a figure of 559.3 million euros. Compared with proforma income1 obtained in 2011, this represents a fall of 5%. Excluding Spain, which has been very heavily affected by budgetary constrains in the health sector, accumulated growth was 17.1%2, a fall of 3% in proforma terms1. However, these percentages are consistent with the strategy of concentrating growth in countries less affected by austerity measures and with shorter payment periods, and this means controlling the company's exposure to Spain and other countries in southern Europe. In other geographic regions such as the Asian Pacific region and Latin America, recurrent sales continued their upward trend. These regions currently generate 14.2% of income, worth 371.6 million euros, a figure that represents growth of 28.3%2 (22.3% cc) in reported terms2, and 16.3% (10.9% cc) in proforma terms1. Particularly noteworthy has been the growth of turnover in countries such as Brazil, thanks to new distribution agreements covering the supply of bags for the extraction of blood components. On the commercial front, another significant development has been the growth recorded in China, where the rise in sales has been driven primarily by sales of albumin and by the inmunohematology activity. • Solid results: margins and profits continue to improve The year has been marked by an ongoing commitment to containing operating costs, in particular those relating to administration and general services, which have fallen to 20.8% of sales (compared to 25.4%1 in 2011). In addition, significant synergies have been generated by optimizing costs relating to raw material collection (plasma) and manufacturing. This has resulted in a fall in the cost per liter of plasma and an improvement in the gross margin among other improvements.

Page 3/ 10 1 Unaudited proforma figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011. 2 Reported figures: does not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation in 2011, for comparative purposes. 3 Excludes costs associated with the purchase of Talecris and other non-recurring costs. With respect to the manufacture of plasma derivatives, a lot of work went into optimizing manufacturing processes and improving capacity utilization during 2012. This depends on achieving flexibility in the use of the intermediate products obtained from fractionated plasma, as the aim is to be able to purify and package the fractions (intermediate products) generated during the first stage of the manufacturing process at any of the group’s three plants. This flexibility is fundamental to optimizing the manufacturing processes, but it requires Grifols to hold FDA and European health authority (EMA) licenses, among others. To date, the company has obtained FDA approval to use Fraction II+III (intermediate product) obtained at the Los Angeles plant in the production (purification and filling) of IVIG at the Clayton plant (Gamunex®) and has also applied for authorization to use product from the Parets del Vallès plant (Barcelona, Spain). Approval has also recently been obtained to use the Fraction V obtained at the Clayton plant (North Carolina, USA) in the production of albumin at Los Angeles (California, USA). And a license has been granted to use the Fraction IV-I obtained at Los Angeles in the manufacture of alpha 1-antitrypsin (Prolastin®) with the Clayton purification method, and for the cryoprecipitate (intermediate product) obtained at the Melville plant (New York, USA) to produce Koate® factor VIII at Clayton. In addition, Grifols continues to work to obtain an FDA license to use the cryoprecipitate obtained at Clayton at the factor VIII purification plant at Los Angeles. The result of these efficiencies and synergies is that reported EBITDA for the year rose to 789.2 million euros. This represents a margin of 30.1% of sales, and an improvement of 950 basis points (bps) in comparison to the figure of 20.6% of sales for 20112. The adjusted EBITDA3, excluding costs associated with the purchase of Talecris and other non-recurring costs, was 836.1 million euros, growth of 76.8%2. This represents 31.9% of sales, and is an improvement of 5602 bps compared to the margin obtained in 2011. In proforma terms1 the adjusted3 EBITDA is 32.6% higher than the figure for 2011. The group’s net profit stood at 256.7 million euros at the close of 2012, representing 9.8% of sales. If we exclude the costs associated with the purchase of Talecris and other non-recurring costs, the adjusted net benefit rises to 307.8 million euros. In reported terms2 this represents growth of 112.6%, while in proforma terms1 it represents an increase of 31.8% with respect to the previous year. The improved funding conditions negotiated at the start of 2012 contributed to the results obtained, and its positive impact will continue throughout 2013. Specifically, the new funding conditions have led to: lower rates of interest; the removal of covenants relating to restrictions on investment in fixed assets and the debt service coverage ratio, the modification of the leverage ratio that limited the distribution of dividends, which has improved to 4.5 times Net Financial Debt/EBITDA, and the reduction of debt through the voluntary early repayment of 240 million dollars.

Page 4/ 10 1 Unaudited proforma figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011. 2 Reported figures: does not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation in 2011, for comparative purposes. 3 Excludes costs associated with the purchase of Talecris and other non-recurring costs. 2012 Proforma1 Results (Million Euros ) 12M2012 12M2011 % VAR. % VAR. CC SALES 2,620.9 2,302.6 13.8% 7.6% Bioscience Division 2,325.1 2,031.3 14.5% 7.7% Hospital Division 95.9 95.4 0.5% 0.1% Diagnostic Division 134.3 117.3 14.5% 11.9% Raw Materials & Others 65.6 58.6 12.0% 46% ADJUSTED3 EBITDA 836.1 630.8 32.6% % of sales 31.9% 27.4% +450 pbs ADJUSTED3 NET PROFIT 307.8 233.6 31.8% % of sales 11.7% 10.1% 2012 Reported2 Results (Millions Euros) 12M2012 12M2011 % VAR. % VAR. CC SALES 2,620.9 1,795.6 46.0% 37.9% Bioscience Division 2,325.1 1,531.2 51.8% 42.9% Hospital Division 95.9 95.4 0.5% 0.1% Diagnostic Divison 134.3 117.3 14.5% 11.9% Raw Materials & Others 65.6 51,7 27.0% 18.7% EBITDA 789.2 369.5 113.6% % of sales 30.1% 20.6% ADJUSTED2 EBITDA 836.1 472.8 76.8% % of sales 31.9% 26.3% +560 pbs NET PROFIT 256.7 50.3 410.2% % of sales 9.8% 2.8% +710 pbs ADJUSTED3 NET PROFIT 307.8 144.7 112.6% % of sales 11.7% 8.1% +360 pbs • Main indicators for the fourth quarter of 2012 Grifols’ reported sales from October to December 2012 were 661.4 million euros rising 12.1% compared to 590.1 million euros obtained during the same period of the preceding year. The Bioscience division contributed 89.2% to sales revenue, with growth of 14.9%, representing a total of 590.3 million euros. The Diagnostic division generated 32.0 million euros, while Hospital accounted for 21.7 million euros. These figures represent 4.8% and 3.4% of the group’s total income, respectively. By geographical region, the United States and Canada led growth in sales, with recurring sales (excluding Raw Materials) of 419.3 million euros, equivalent to 63.4% of income. Europe with 132.1 million euros and other regions with 102.7 million euros accounted for 20% and 15.5% of total income, respectively.

Page 5/ 10 1 Unaudited proforma figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011. 2 Reported figures: does not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation in 2011, for comparative purposes. 3 Excludes costs associated with the purchase of Talecris and other non-recurring costs. Balance Sheet: Main Indicators The change in fixed assets reflects a range of acquisitions and capital expenditure (CAPEX). Specifically, tangible fixed assets have risen to 810.1 million euros, compared to the figure of 775.9 million euros reported in December 2011. In addition, taking into account the latest changes and exchange rate variations, goodwill stood at 1,869.9 million euros. • Reduced inventory levels and shorter average payment terms improve cash flow generation Improvements in inventory management and more efficient handling of safety stocks have enabled the reduction of stock levels in line with forecasts. In addition stock turnover has decreased from 319 days in December 2011 to 281 days at the close of 2012. The group’s cash positions have risen to 473.3 million euros, after debt and interest payments, confirming strong cash generation and cash flows. The introduction by the Spanish Government of the Suppliers Payment Plan is reflected both in the final cash balance and in a reduction in the trade receivables balance. The working capital position has improved as a result of the group’s increased exposure to countries with lower payment periods and a reduction in sales in southern European countries (Spain, Italy, Portugal and Greece) that jointly account for around 13% of total sales revenue. Overall, Grifols’ average collections period fell by 13 days, to stand at 52 days in December 2012. • Debt reduction and improved credit ratings Grifols’ net financial debt at December 2012 stood at 2,396.1 million euros, a ratio of 2.87 times adjusted EBITDA3, down from a ratio of 4.34 at December 2011. Cash flow generation excluding interest payments (Unlevered free cash flow) exceeded 600 million euros. During the year, the company paid off debt with a net value of 255.6 million euros, including early repayment and confirms Grifols’ forecast that it will return to the debt levels prior to the purchase of Talecris once projected synergies have been achieved. The ongoing reduction in debt levels, impressive results, and improved cash flow have all helped strengthen the balance sheet. This in turn, has been an important factor to the improvement in the credit ratings issued by Standard & Poor’s and Moody’s in their most recent revisions. • Equity Performance The net equity of Grifols in 2012 rose to 1,880.7 million euros, primarily as a result of profits earned during the period. At December 2012, Grifols’ share capital amounted to 117.9 million euros, represented by 213,064,899 ordinary shares (Class A), and 113,499,346 non-voting shares (Class B).

Page 6/ 10 1 Unaudited proforma figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011. 2 Reported figures: does not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation in 2011, for comparative purposes. 3 Excludes costs associated with the purchase of Talecris and other non-recurring costs. Ordinary Grifols shares (Class A) are listed on the Spanish Continuous Market, and a component of the Ibex-35 index (GRF), while its non-voting shares (Class B) are also listed on the Continuous Market (GRF.P) and on the NASDAQ (GRFS) via ADRs (American Depositary Receipts). In 2012, following modification of the exchange ratio for ADRs listed on the NASDAQ, one Grifols ADR represents one Class B share. Implementation of Capital Expenditure (CAPEX) and R&D • The majority of planned capital investments to 2015 have now been implemented By the close of 2012, Grifols had implemented a large portion of its investment plans (CAPEX) up to 2015. During the year, the company maintained its plans, allocating a total of 156.1 million euros to expanding and improving its manufacturing facilities both in Spain and the United States. Between 2012 and 2015 the group will invest over 400 million euros, of which approximately 30% will be allocated to investments in Spain. The Bioscience division has been the beneficiary of a major portion of the investment plan. Key achievements include the completion of construction work for the new plasma fractionation plant at Parets del Vallès, with the capacity to fractionate 2 million liters/year and the expansion of the Clayton facilities. Once they are operational , these two plants will give Grifols an installed plasma fractionation capacity of 12.5 million liters/year. Investments to expand purification capacity have also continued. The Diagnostic and Hospital divisions, whose manufacturing facilities are located primarily in Spain, have seen completion of the expansion work and start-up of phase III of the Las Torres de Cotillas industrial complex (Murcia, Spain). At this plant, the company produces intravenous solutions in flexible containers, and bags for the extraction and storage of blood components. The expansion has benefited from an investment of approximately 18 million euros and the company plans to invest an additional 5 million euros for phase IV. Another major project is the construction of a new factory in Brazil for the production of bags for the extraction and storage of blood components. • Expansion of R&D project portfolio Grifols’ commitment to research is clearly reflected in the annual results. In total, Grifols has invested 124.4 million euros, or 4.7% of sales revenue, confirming its leadership in the research and development of therapeutic alternatives designed to contribute to both scientific and social development. In 2012, Grifols had twelve clinical trials under way for new products and new indications. Some of Grifols’ main research lines are focused on Alzheimer disease. Grifols’ Alzheimer’s research strategy aims to provide an integrated approach to this degenerative disease, including: treatment with plasma derivatives, early diagnosis, and prevention and protection through the use of vaccines. Other research lines currently under way evaluate the effects of human albumin in renal diseases, anti-thrombin on cardiovascular surgery and the development of a biological glue that opens a new research line in the biosurgery field.

Page 7/ 10 1 Unaudited proforma figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011. 2 Reported figures: does not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation in 2011, for comparative purposes. 3 Excludes costs associated with the purchase of Talecris and other non-recurring costs. Successful R&D projects are reflected in the number of patents and trademarks obtained by Grifols each year. At the end of the year, the group held 1,153 patent certificates and applications, of which 337 are currently at the final approval stage. Growth Via Acquisition: 51% of Araclon Biotech and 40% of VCN Biosciences Grifols’ commitment is expressed through a solid investment policy and by the acqusition of shares in R&D companies and projects in fields of medicine other than Grifols’ main activity, such as advanced therapies, with the aim of securing the funding required to continue such initiatives. 2012 saw the acquisition of 51% of the capital of Araclon Biotech to guarantee the viability of this biotechnology firm, and the purchase of a 40% holding in VCN Biosciences. Performance by Business Area: Divisional Analysis • Bioscience division: 88.7% of Grifols’ income, and sales worth over 2,325 million euros · 95% of income generated in international markets There was impressive growth in the United States, where commercial teams used a variety of approaches to build relationships with different groups, to identify their requirements, and to improve the response to their needs. These include doctors, general purchasing organizations, and hospital pharmacy services. Sales also grew in countries such as China, in which albumin continues to perform well. · New products and therapeutic applications contribute to increased sales volume of the key plasma proteins By product, the increase in the volume of sales of the main proteins was the division’s main engine of growth. The consolidation of Alphanate® factor VIII following divestment of Koate® in the United States to comply with the FTC agreements made a significant contribution. Other factors included the introduction of new products in some markets. At the end of 2012, Grifols started to market Prolastina® in Spain. This is an alpha 1- antitrypsin protein that has been designated an orphan drug for the treatment of cystic fibrosis by the FDA. · 5.8 million liters of plasma collected from 150 centers in the United States The volume of plasma collected by Grifols centers in the United States in 2012 was 5.8 million liters. The purchase of three new plasma donor centers in the United States from Canadian biopharmaceutical firm Cangene Corporation will enable Grifols to consolidate its global leadership in plasma collection. At the end of the year, Grifols owned 150 centers in the United States. In addition, the second sample testing laboratory at San Marcos has now come on stream, complementing the company’s existing facility in Austin.

Page 8/ 10 1 Unaudited proforma figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011. 2 Reported figures: does not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation in 2011, for comparative purposes. 3 Excludes costs associated with the purchase of Talecris and other non-recurring costs. • Diagnostic division: 5.1% of income, and sales worth over 134 million euros · Blood group typing cards continue to be the main driver of growth Approximately 80% of income was generated outside Spain, driven primarily by sales of DG Gel® blood group typing cards. The number of units sold has increased in all of the markets where Grifols has a presence. In the instrumentation field, there have been strong sales of the Erytra® analyzer and the Q® hemostasis analyzer that continues to expand in new markets such as Brazil and Turkey. · Optimization of the growth potential of gel technology In 2012 the gel reagent facilities, procedures and quality systems at Parets del Vallès passed the FDA inspection, the step prior to obtaining marketing authorization for the DG Gel® system in the United States. The Canadian authorities have already given their approval. In order to ensure the manufacture of reagents and satisfy strong market demand, a new gel card filling line has been installed at the Parets del Vallès plant. · Continuing internationalization through agreements such as the one reached with the Shanghai Blood Bank The Shanghai Blood Bank, one of China’s largest blood transfusion institutions, will use the latest technology sold by Grifols for testing blood compatibility: the BLOODchip® genetic test. The Shanghai Blood Bank serves over 20 million people and receives more than 300,000 donations every year. • Hospital division: 3.7% of income, and sales close to 100 million euros · Sales affected by health spending reductions in Spain This division generates most of its sales in the Spanish market, and some of its products were therefore affected by the various austerity measures in the health sector. However, the group is currently reorganizing its commercial structure in Spain. This reorganization towards a more commercial and transversal model, in both geographical and functional terms, is designed to enable the division to address the challenges posed by the new situation in the Spanish health sector. · Commercial and distribution agreements to promote the internationalization of the division One key development has been the start of distribution in Spain of probiotic VSL#3®, produced by Actial Farmacéutica. This is a nutritional complement that helps to maintain the balance of the intestinal bacterial flora, and strengthens the immune system. Furthermore, the distribution agreement signed in 2011 with CareFusion has enabled this company to start sales of the BlisPack® system, designed and manufactured by Grifols, in a number of countries in Latin America, the Middle East and Asia. · Increase in third-party drug manufacturing agreements The strategy of manufacturing prediluted drugs for third parties is contributing to the geographical diversification of the division, and is helping to maximize use of the

Page 9/ 10 1 Unaudited proforma figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011. 2 Reported figures: does not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation in 2011, for comparative purposes. 3 Excludes costs associated with the purchase of Talecris and other non-recurring costs. manufacturing facilities at Parets del Vallès. This service is undertaken by Grifols Partnership, and the agreements reached during 2012 include one in the United States with Mylan Institutional, that will enable both companies to expand their position in the hospital market, and an agreement signed with Eurospital. A major achievement for the fluid therapy third-party manufacturing area has been the approval of two formulations for the treatment of osteoporosis for Europe, North America and Australia, with the product scheduled to reach the market in 2013. · FDA inspects Barcelona site during 2012 The manufacturing facilities at Parets del Vallés were successfully inspected by the FDA in 2012. This is one of the requirements for the ongoing internationalization of the division, a plan that involves obtaining approval from the United States authorities for the Barcelona plant and for Murcia at a later stage. Environmental Management In the environmental arena, the results obtained in 2012 confirm the effectiveness of the measures adopted with regard to energy efficiency and the reduction of emissions, identified as the main priorities in the Corporate Plan for strategic actions on energy 2010–2012. Good progress has been made in the implementation at a global level of the SAP tool SuPM (Sustainability Performance Management), making it possible to systematize the monitoring of all environmental indicators and to obtain better information as a basis for setting new targets. The successful implementation of Grifols’ environmental management policy and targets has meant that increased production of plasma derivatives, the group’s main business area, covered by the Bioscience division, has not led to a corresponding increase in environmental indicators such as the generation of waste material. Human Resources The two key commitments of the Human Resources area have been to safeguard people’s jobs and to maintain the professional development of the company’s staff. Grifols employed an average of 11,108 members of staff, remaining at levels broadly similar to the previous year on a proforma basis, while increasing by 3.5% in Spain to a total of 2,474. In 2012 Grifols continued to be a model employer, with average length of service of 6 years. The figures also confirm gender equality at the company, with the workforce consisting of 46% men and 54% women, and an average age of 38. With respect to training, total hours, the number of courses, and the number of participants all rose significantly with respect to 2011, with a focus on technical training, scientific and business and personal skills development. The main strategic focus has been to ensure continuity and to consolidate working processes in all the training areas across the organization at a corporate and international level, especially in the United States. During 2012 the group’s two academies have both run an extensive program of activities: the Grifols Academy of Plasmapheresis in the United States and the Grifols Academy in Spain, which in its first full year of operation

Page 10/ 10 1 Unaudited proforma figures to May 2011, provided for guidance purposes only, as the purchase of Talecris took place in June 2011. 2 Reported figures: does not include sales by Talecris from January to May 2011, as the purchase of Talecris took place in June 2011. Includes 7 months of consolidation in 2011, for comparative purposes. 3 Excludes costs associated with the purchase of Talecris and other non-recurring costs. organized 254 courses, delivered over 40,000 hours of training and supported over 2,000 participants. About Grifols Grifols is a global healthcare company with a 70-year legacy of improving people’s health and well being through the development of life-saving plasma medicines, hospital pharmacy products and diagnostic technology for clinical use. As the third largest global producer of plasma medicines, Grifols has a presence in more than 100 countries and is the world leader in plasma collection, with 150 plasma donation centers across the U.S. Grifols is committed to increasing patient access to its life-saving plasma medicines through significant manufacturing expansions and the development of new therapeutic applications of plasma proteins. The company is headquartered in Barcelona, Spain and employs more than 11,000 people worldwide. In 2011, Grifols’ sales exceeded 2,300 million euros. The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Its non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ via ADRs (NASDAQ: GRFS). For more information visit www.grifols.com DISCLAIMER The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law. This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: February 28, 2013